UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 7, 2023

DHC ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40130	98-1574798
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1900 West Kirkwood Blvd

Suite 1400B

Southlake, TX 76092

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (214) 452-2300

535 Silicon Drive

Suite 100

Southlake, Texas 76092

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-third of one Redeemable Warrant	DHCAU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	DHCA	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	DHCAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

On September 7, 2023, DHC Acquisition Corp., a Cayman Islands exempted company (“DHC”), BEN Merger Subsidiary Corp., a Delaware corporation and a direct wholly owned subsidiary of DHC (“Merger Sub”), and Brand Engagement Network Inc., a Wyoming corporation (“BEN”), and, solely with respect to Section 7.21 and Section 9.03 of the Business Combination Agreement (as defined below), DHC Sponsor LLC, a Delaware limited liability company (the “Sponsor”), entered into a business combination agreement and plan of reorganization (the “Business Combination Agreement”), pursuant to which Merger Sub will merge with and into BEN (the “Merger,” and together with the other transactions related thereto, the “Transactions”), with BEN surviving the Merger as a direct wholly owned subsidiary of DHC. In connection with the Merger, and as further described below, DHC will change its name to “Brand Engagement Network Inc.” (“New BEN”). Unless otherwise defined herein, the capitalized terms used in this Item 1.01 are defined in the Business Combination Agreement.

The Domestication

Pursuant to the Business Combination Agreement, prior to (but no earlier than the day preceding) the closing of the Merger (the “Closing”) and following the exercise of their redemption right by the shareholders of DHC (the “DHC Shareholders”), DHC will change its jurisdiction of incorporation by domesticating as a corporation incorporated under the laws of the State of Delaware in accordance with the Delaware General Corporation Law and the Companies Act (as revised) of the Cayman Islands (the “Domestication”).

Upon the effectiveness of the Domestication:

•	DHC will change its name to “Brand Engagement Network Inc.”;

•

each then issued and outstanding Class A ordinary share, par value $0.0001 per share, of DHC will convert automatically into one (1) share of common stock, par value $0.0001 per share, of New BEN (the “New BEN Common Stock”);

•	each then issued and outstanding Class B ordinary share, par value $0.0001 per share, of DHC will convert automatically into one (1) share of New BEN Common Stock;

•

each then issued and outstanding DHC warrant exercisable to purchase one Class A ordinary share of DHC will convert automatically into one warrant exercisable to purchase one share of New BEN Common Stock (the “New BEN Warrants”); and

•

each unit consisting of one Class A ordinary share of DHC and one-third (1/3) of one DHC warrant will convert automatically into a unit consisting of one share of New BEN Common Stock and one-third (1/3) of one New BEN Warrant.

Transaction Consideration

Upon the consummation of the Merger, (i) each share of BEN common stock, par value $0.001 per share (“BEN Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be canceled and converted into the right to receive a number of shares of New BEN Common Stock equal to the Exchange Ratio and (ii) each option to purchase shares of BEN Common Stock (“BEN Option”) that is outstanding and unexercised as of immediately prior to the Effective Time, whether then vested or unvested, will be assumed by New BEN and converted into an option to purchase a number of shares of New BEN Common Stock (rounded down to the nearest whole share) (“Exchanged Option”) equal to (A) the number of shares of BEN Common Stock subject to such BEN Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (x) the exercise price per share of such BEN Option immediately prior to the Effective Time, divided by (y) the Exchange Ratio. Immediately prior to the Effective Time, each of the outstanding warrants to purchase shares of BEN Common Stock (the “BEN Warrants”) shall be exercised in full on a cash or cashless basis or terminated without exercise, as applicable, in accordance with the terms of the applicable BEN Warrant (the “BEN Warrant Settlement”). Each share of BEN Common Stock received upon the consummation of the BEN Warrant Settlement shall be converted into the holder’s right to receive a number of shares of New BEN Common Stock equal to the Exchange Ratio.

Representations, Warranties and Covenants

The parties to the Business Combination Agreement (the “Parties”) have made customary representations, warranties and covenants, including, among others, with respect to the conduct of the businesses of BEN and DHC during the period between execution of the Business Combination Agreement and the Closing (the “Interim Period”). Certain of the representations are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

The Parties have agreed to take all actions necessary or appropriate such that, as of immediately following the Closing, New BEN’s board of directors will be divided into three classes and be composed of a total of eight (8) directors, which directors shall consist of the Chief Executive Officer of New BEN immediately following the Closing, two (2) individuals designated by the Sponsor, two (2) individuals designated by BEN’s board of directors (the “BEN Board”), and three (3) individuals designated by mutual agreement of the BEN Board and the Sponsor, each of whom will meet the qualifications for independence under applicable exchange rules.

The Parties have agreed that, during the Interim Period, DHC may sell to any other person in a private placement additional shares of DHC’s equity that have the same rights, privileges and preferences as the shares of New BEN Common Stock to be issued to the stockholders of BEN pursuant to the terms of the Business Combination Agreement and at a price per share not less than $10.00 per share. In addition, the Parties have agreed that, during the Interim Period, DHC and the Sponsor may enter into agreements to incentivize holders of Class A ordinary shares of DHC to agree to not exercise, or unwind their exercise of, their redemption rights with respect to such shares, including by way of the Sponsor’s voluntary forfeiture of up to 1,000,000 of its shares of Class B ordinary shares of DHC.

Conditions to Closing

The obligations of BEN and DHC to consummate the Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of various conditions, including, among other things: (i) expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (ii) the accuracy of the representations and warranties of DHC and BEN, respectively; (iii) the performance by DHC and BEN, respectively, of its covenants and agreements; (iv) the absence of any material adverse effect that is continuing with respect to DHC and BEN, respectively, during the Interim Period; (v) the approval of BEN’s stockholders and the DHC Shareholders; (vi) the effectiveness of a registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Transactions (the “Registration Statement”); (vii) the receipt of requisite government approvals; (viii) DHC having at least $5,000,001 of net tangible assets following the exercise of redemption rights provided in accordance with the organizational documents of DHC; (ix) as a condition to DHC’s obligations to consummate the Transactions, the continued effectiveness of the Reseller Agreement and the Subscription Agreement (each as defined below); and (x) as a condition to BEN’s obligations to consummate the Transactions, the shares of New BEN Common Stock shall have been approved for listing on the Nasdaq Capital Market, or another national securities exchange mutually agreed to by the Parties.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of DHC and BEN; (ii) subject to certain cure periods, by either DHC or BEN, as applicable, if there has been a breach of any representation, warranty, covenant or other agreement made by DHC or BEN, as applicable, that would result in the failure of related closing conditions; (iii) by either DHC or BEN if the Effective Time does not occur prior to December 4, 2023, subject to certain automatic extensions and other exceptions; (iv) by either DHC or BEN if the transaction is prohibited by a final, non-appealable law or a government order; (v) by either DHC or BEN if requisite approval is not obtained from DHC Shareholders at the extraordinary general meeting of DHC Shareholders contemplated by the Business Combination Agreement; and (vi) by DHC if requisite approval is not obtained from BEN’s stockholders within two (2) business days after the Registration Statement becomes effective.

The foregoing description of the Business Combination Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the respective Parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective Parties and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating such agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about DHC, BEN or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the Parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting Parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting Parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in public disclosures by DHC.

Proxy and Registration Statement

As promptly as practicable after the date of the Business Combination Agreement, DHC will prepare and file with the SEC the Registration Statement, which shall include a prospectus containing a proxy statement (as amended or supplemented from time to time, the “Proxy”) to be sent to the DHC Shareholders relating to the extraordinary meeting of the DHC Shareholders to be held to consider (i) approval and adoption of the Business Combination Agreement and the Transactions, (ii) approval of the issuance of DHC’s common stock (“DHC Common Stock”) as contemplated by the Business Combination Agreement, (iii) approval of the proposed certificate of incorporation and bylaws of DHC to be adopted upon the Domestication, (iv) election of directors to New BEN’s board of directors, (v) approval of the adoption of an equity incentive plan, (vi) the approval of the issuance of the shares of New BEN Common Stock pursuant to the Reseller Agreement and Subscription Agreement and (vii) any other proposals the Parties deem necessary to effectuate the Transactions.

Related Agreements

Stockholder Support Agreement

On September 7, 2023, DHC, BEN, and certain stockholders of BEN (“Key BEN Holders”) entered into a Stockholder Support Agreement (the “Stockholder Support Agreement”) pursuant to which the Key BEN Holders agreed to, among other things, (i) waive any appraisal rights in connection with the Merger and (ii) consent to and vote in favor of the Business Combination Agreement and the Transactions.

The foregoing description of the Stockholder Support Agreement is qualified in its entirety by reference to the full text of the form of Stockholder Support Agreement, a copy of which is included as Exhibit A to the Business Combination Agreement included as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Lock-Up Agreement

On September 7, 2023, DHC and certain stockholders of BEN entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which such stockholders agreed not to, subject to the occurrence of the Closing, (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, certain shares of DHC Common Stock held by such persons immediately after the Closing or any shares of DHC Common Stock issuable upon the exercise of options, warrants or other convertible securities to purchase shares of New BEN Common Stock held by such persons immediately after the Closing (collectively “Lock-Up Shares”), (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) until the earlier of (i) the twelve (12) month anniversary of the Closing Date, (ii) the date on which the last reported sale price of shares of New BEN Common Stock equals or exceeds $18.00 per share for twenty (20) of any thirty (30) consecutive trading days commencing ninety (90) days after the Closing Date, or (iii) the date specified in a written waiver pursuant to the terms of the Lock-Up Agreement.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is included as Exhibit B to the Business Combination Agreement included as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Registration Rights Agreement

At the Closing, DHC, the Sponsor, the executive officers and directors of DHC, and certain equityholders of BEN will enter into an Amended and Restated Registration Rights Agreement, in form and substance to be agreed between the Parties prior to the Closing (the “Registration Rights Agreement”), pursuant to which, among other things, the parties thereto will be granted customary registration rights with respect to shares of New BEN Common Stock.

Reseller Agreement and Subscription Agreement

On August 19, 2023, BEN and AFG Companies, Inc., an automotive finance and insurance company (“AFG”), entered into an exclusive reseller agreement (the “Reseller Agreement”) providing for, among other things, AFG to act as BEN’s exclusive reseller of certain BEN products in a designated territory on certain terms and conditions. As partial consideration to AFG for such services to BEN, (i) BEN will issue a number of shares of BEN Common Stock to AFG, which, at the Effective Time, will convert into 1,750,000 shares of New BEN Common Stock (the “Reseller Shares”) and (ii) BEN will issue to AFG, at the Effective Time, a non-transferable warrant to purchase up to 3,750,000 shares of New BEN Common Stock (the “Earnout Shares”) at a price of $10.00 per share, with AFG’s right to exercise such warrant vesting based upon revenues earned from the sales of BEN products paid by AFG to BEN pursuant to the Reseller Agreement.

In addition, on September 7, 2023, BEN, AFG and certain affiliates of AFG (collectively, the “AFG Investors”) entered into a subscription agreement (the “Subscription Agreement”) providing for, among other things, (i) the purchase of shares of BEN Common Stock in a private placement by the AFG Investors as of immediately prior to the Effective Time, which at the Effective Time will convert into a right to receive 650,000 shares of New BEN Common Stock with an aggregate initial value of $6.5 million (the “Initial Subscription Shares”) and (ii) the purchase of shares of New BEN Common Stock in four installments with an aggregate purchase price of $26.0 million, at a purchase price per share prior to the installment purchase date that is the lesser of $10.00 or the prevailing market price of New BEN Common Stock based upon a twenty (20) day VWAP in any thirty (30) day trading period, subject to a floor price of $2.11 (the “Installment Subscription Shares” and together with the Initial Subscription Shares, the “Subscription Shares”).

The foregoing descriptions of the Reseller Agreement and Subscription Agreement are qualified in their entirety by reference to the full text of the Reseller Agreement and Subscription Agreement, copies of which are included Exhibits 99.1 and 99.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The Reseller Shares, Earnout Shares and Subscription Shares to be issued pursuant to the Reseller Agreement and the Subscription Agreement, respectively, will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The disclosure set forth above in Item 1.01 of this Current Report in Form 8-K is incorporated by reference into this Item 3.02.

Item 7.01	Regulation FD Disclosure.

On September 7, 2023, DHC issued a press release announcing the execution of the Business Combination Agreement. A copy of the press release is furnished as Exhibit 99.3 hereto.

Furnished as Exhibit 99.4 is a copy of an investor presentation to be used by DHC in connection with the Transactions.

The information in this Item 7.01 and Exhibits 99.3 and 99.4 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information About the Transactions and Where to Find It

In connection with the proposed Business Combination, DHC intends to file the Proxy with the SEC. DHC will mail a definitive proxy statement and other relevant documents to its shareholders. DHC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement and any amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the Transactions, as these materials will contain important information about DHC, BEN and the Transactions. When available, the definitive proxy statement and other relevant materials for the Transactions will be mailed to shareholders of DHC as of a record date to be established for voting on the Transactions. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DHC AND THE TRANSACTIONS. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: DHC Acquisition Corp., 1900 West Kirkwood Blvd, Suite 1400B, Southlake, TX 76092 or by emailing chris@integrity.partners.

Participants in the Solicitation

DHC and its directors and executive officers may be deemed participants in the solicitation of proxies from DHC’s shareholders with respect to the Transactions. A list of the names of those directors and executive officers and a description of their interests in DHC is contained in DHC’s annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 30, 2022 and is available at the SEC’s website at www.sec.gov, or by directing a request to: DHC Acquisition Corp., 1900 West Kirkwood Blvd, Suite 1400B, Southlake, TX 76092 or by emailing chris@integrity.partners. Additional information regarding the interests of such participants will be contained in the Proxy.

BEN and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DHC in connection with the Transactions. A list of the names of such directors and executive officers and information regarding their interests in the Transactions will be included in the Proxy.

Forward-Looking Statements

This Current Report on Form 8-K “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are not historical facts, and involve risks and uncertainties that could cause actual results of DHC and BEN to differ materially from those expected and projected. These forward-looking statements can be identified by the use of forward-looking terminology, including the words “believes,” “estimates,” “anticipates,” “expects,” “intends,” “plans,” “may,” “will,” “potential,” “projects,” “predicts,” “continue,” or “should,” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include, without limitation, statements regarding DHC’s ability to enter into definitive agreements or consummate a transaction with BEN and the expected timing of completion of the Transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside DHC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the inability of the Parties to successfully or timely consummate the Transactions; the risk that the Transactions may not be completed by DHC’s business combination deadline and the potential failure to obtain an extension of the Transactions deadline by DHC; failure to realize the anticipated benefits of the Transactions; risks relating to the uncertainty of the projected financial information with respect to BEN; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement; BEN’s history of operating losses; BEN’s need for additional capital to support its present business plan and anticipated growth; technological changes in BEN’s market; the value and enforceability of BEN’s intellectual property protections; BEN’s ability to protect its intellectual property; BEN’s material weaknesses in financial reporting; and BEN’s ability to navigate complex regulatory requirements; the ability to maintain the listing of DHC’s securities on a national securities exchange; the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions; the effects of competition on BEN’s business; the risks of operating and effectively managing growth in evolving and uncertain macroeconomic conditions, such as high inflation and recessionary environments; and continuing risks relating to the COVID 19 pandemic. The foregoing list of factors is not exhaustive.

DHC cautions that the foregoing list of factors is not exclusive. DHC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. DHC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Further information about factors that could materially affect DHC, including its results of operations and financial condition, is set forth under “Risk Factors” in Part I, Item 1A of DHC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Business Combination Agreement and Plan of Reorganization, dated September 7, 2023, by and among DHC Acquisition Corp., BEN Merger Subsidiary Corp., Brand Engagement Network Inc. and, solely with respect to Section 7.21 and 9.03 thereto, DHC Sponsor, LLC.

99.1	Exclusive Reseller Agreement, dated August 19, 2023, by and between Brand Engagement Network Inc. and AFG Companies, Inc.

99.2	Subscription Agreement, dated September 7, 2023, by and among Brand Engagement Network Inc. and the subscribers listed therein.

99.3	Press Release, dated September 7, 2023.

99.4	Investor Presentation, dated September 7, 2023.

104.1	Cover page interactive data file (embedded within the Inline XBRL document).

*

Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). DHC agrees to supplementally furnish a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DHC Acquisition Corp.

By:	/s/ Chris Gaertner
Name:	Chris Gaertner
Title:	Co-Chief Executive Officer and Chief Financial Officer

Dated: September 7, 2023

Exhibit 2.1

Execution Version

BUSINESS COMBINATION AGREEMENT AND PLAN OF REORGANIZATION

by and among

DHC ACQUISITION CORP.,

BEN MERGER SUBSIDIARY CORP.

BRAND ENGAGEMENT NETWORK INC.

and, solely with respect to Section 7.21 and Section 9.03,

DHC SPONSOR, LLC

Dated as of September 7, 2023

i

(continued)

(continued)

(continued)

EXHIBIT A	Form of Stockholder Support Agreement
EXHIBIT B	Form of Lock-Up Agreement
EXHIBIT C	Exclusive Reseller Agreement
EXHIBIT D	Subscription Agreement

BUSINESS COMBINATION AGREEMENT AND PLAN OF REORGANIZATION

This Business Combination Agreement and Plan of Reorganization, dated as of September 7, 2023 (this “Agreement”), is entered into by and among DHC Acquisition Corp., a Cayman Islands exempted company (which shall migrate to and domesticate as a Delaware corporation prior to the Closing) (“Acquiror”), BEN Merger Subsidiary Corp., a Delaware corporation and a direct wholly owned Subsidiary of Acquiror (“Merger Sub”), Brand Engagement Network Inc., a Wyoming corporation (the “Company”), and, solely with respect to Section 7.21 and Section 9.03, DHC Sponsor, LLC, a Delaware limited liability company (the “Sponsor”). Capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article I or as defined elsewhere in this Agreement.

WHEREAS, Acquiror is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Merger Sub is a newly formed, wholly-owned, direct Subsidiary of Acquiror, and was formed for the purpose of the Merger (as defined below);

WHEREAS, prior to (but no earlier than the day preceding) the Closing Date and following Acquiror shareholders’ exercise of their Redemption Rights, and subject to the conditions of this Agreement, Acquiror shall migrate to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”) and the Companies Act (the “Domestication”);

WHEREAS, concurrently with the Domestication, Acquiror shall file a certificate of incorporation (the “Acquiror Certificate of Incorporation”) with the Secretary of State of Delaware and adopt bylaws (the “Acquiror Bylaws”), in each case, in form and substance reasonably satisfactory to the parties hereto;

WHEREAS, upon the effectiveness of the Domestication, (i) each then issued and outstanding Acquiror Class A Ordinary Share shall convert automatically, on a one-for-one basis, into one share of Domesticated Acquiror Common Stock; (ii) each then issued and outstanding Acquiror Class B Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock; (iii) each then issued and outstanding Acquiror Warrant shall convert automatically into a warrant to acquire one share of Domesticated Acquiror Common Stock (“Domesticated Acquiror Warrant”) pursuant to the Acquiror Warrant Agreement; and (iv) each then issued and outstanding Acquiror Unit shall convert automatically into a unit of Acquiror (“Domesticated Acquiror Unit”), with each Domesticated Acquiror Unit representing one share of Domesticated Acquiror Common Stock and one-third of one Domesticated Acquiror Warrant;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, (i) Acquiror and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly owned Subsidiary of Acquiror and (ii) Acquiror will change its name to “Brand Engagement Network Inc.”;

WHEREAS, the parties intend (i) that, for U.S. federal and applicable state income Tax purposes (A) the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (B) the Merger will be treated as qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (this clause (i)(B) the “Tax-Free Reorganization”, and together with (i)(A), the “Intended Tax Treatment”), (ii) for this Agreement to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, and (iii) to file the statement required by Treasury Regulations Section 1.368-3(a);

WHEREAS, prior to the Effective Time, each of the outstanding warrants to purchase shares of Company Common Stock issued by the Company (the “Company Warrants”) shall be exercised in full on a cash or cashless basis or terminated without exercise, as applicable, in accordance with the terms of the applicable Company Warrant (the “Company Warrant Settlement”);

WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, prior to or concurrently with the execution and delivery of this Agreement, (i) the Company and AFG Companies, Inc., a Texas corporation (“AFG Companies”), have entered into that certain exclusive reseller agreement attached as Exhibit C hereto (the “Exclusive Reseller Agreement”) providing for, among other things, AFG Companies to act as the Company’s exclusive reseller of certain Products of the Company on terms and conditions set forth therein and, as partial consideration to AFG Companies for such services to the Company, the issuance of a number of shares of Company Common Stock by the Company to AFG Companies as of immediately prior to the Effective Time with an aggregate value of $17,500,000 as of the issuance date (such shares, to the extent issued in accordance with the Exclusive Reseller Agreement and outstanding immediately prior to the Effective Time, the “AFG Reseller Shares”), and (ii) the Company and the investors listed therein (the “AFG Investors”) have entered into that certain subscription agreement attached as Exhibit D hereto (the “Subscription Agreement”) providing for, among other things, the purchase of shares of Company Common Stock in a private placement by the AFG Investors as of immediately prior to the Effective Time in exchange for $6,500,000 in cash contributed to the Company (such shares, to the extent issued in accordance with the Subscription Agreement and outstanding as of immediately prior to the Effective Time, the “AFG Subscription Shares,” and together with the AFG Reseller Shares, the “AFG Shares”), in each case, subject to and contingent upon the consummation of the Transaction;

WHEREAS, upon the Effective Time and following the Company Warrant Settlement and the issuance of the AFG Shares, all issued and outstanding shares of Company Stock shall be converted into the holder’s right to receive the holder’s applicable portion of the aggregate Per Share Merger Consideration pursuant to the terms and subject to the conditions of this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, (ii) approved and adopted this Agreement and declared its advisability and approved the Merger and the other Transactions, and (iii) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Merger and the other Transactions and directed that this Agreement and the Merger and the other Transactions be submitted for consideration by the Company’s stockholders (the “Company Recommendation”);

WHEREAS, the Board of Directors of Acquiror (the “Acquiror Board”) has (i) determined that this Agreement, the Domestication, the Merger and the other Transactions are in the best interests of Acquiror, (ii) approved this Agreement, the Domestication, the Merger and the other Transactions and declared their advisability, and (iii) recommended that the shareholders of Acquiror approve and adopt this Agreement, the Domestication, the Merger and the other Transactions, and directed that this Agreement, the Domestication, the Merger and the other Transactions be submitted for consideration by the shareholders of Acquiror at the Acquiror General Meeting;

WHEREAS, after giving effect to the Domestication, the Board of Directors of Acquiror (the “Domesticated Acquiror Board”) shall (i) determine that this Agreement, the Merger and the other Transactions are in the best interests of Acquiror, and (ii) approve this Agreement, the Merger and the other Transactions and declare their advisability;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously (a) determined that this Agreement and the Merger are fair to and in the best interests of Merger Sub and its sole stockholder, (b) approved this Agreement and the Merger and declared their advisability, and (c) recommended that the sole stockholder of Merger Sub approve and adopt this Agreement and approve the Merger and directed that this Agreement and the Merger be submitted for consideration by the sole stockholder of Merger Sub;

WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, prior to or concurrently with the execution and delivery of this Agreement, the Company Stockholders listed on Section 1.01(a) of the Company Disclosure Schedule (the “Key Company Stockholders”) have entered into a Stockholder Support Agreement with the Company and Acquiror in substantially the form attached as Exhibit A hereto (the “Stockholder Support Agreement”), providing that, among other things, upon the terms and subject to the conditions set forth therein, the Key Company Stockholders will vote their shares of Company Stock in favor of this Agreement, the Merger and the other Transactions;

WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, prior to or concurrently with the execution and delivery of this Agreement, Acquiror and the Key Company Stockholders have entered into a lock-up agreement in substantially the form attached Exhibit B hereto (the “Lock-Up Agreement”), pursuant to which each such Key Company Stockholders has agreed, subject to certain exceptions, to not transfer the shares of Acquiror Common Stock held by it for a period of twelve (12) months following the Closing Date;

WHEREAS, in connection with the Closing, Acquiror shall amend and restate, and certain shareholders of Acquiror and certain stockholders of the Company shall become party to, Acquiror’s Registration and Shareholder Rights Agreement (as so amended and restated and in such form and substance reasonably satisfactory to the parties hereto, the “Registration Rights Agreement”); and

WHEREAS, pursuant to the Acquiror Organizational Documents, Acquiror shall provide an opportunity to its shareholders to have their Acquiror Common Stock redeemed for the amounts, and on the terms and subject to the conditions and limitations set forth in this Agreement, the Acquiror Organizational Documents, the Trust Agreement, and the Proxy Statement in conjunction with, inter alia, obtaining approval from the shareholders of Acquiror for the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.01 Certain Definitions. For purposes of this Agreement:

“Acquiror Charter” means (a) prior to the Domestication, the Amended and Restated Memorandum and Articles of Association of Acquiror, adopted on March 1, 2021, and as amended by that Amendment to Amended and Restated Memorandum and Articles of Association, dated as of March 10, 2023 (as amended and/or restated from time to time, the “Acquiror Articles of Association”) and (b) from and immediately after the Domestication, the Acquiror Certificate of Incorporation.

“Acquiror Class A Ordinary Shares” means, prior to the Domestication, the Acquiror’s Class A ordinary shares, par value $0.0001 per share.

“Acquiror Class B Ordinary Shares” means, prior to the Domestication, Acquiror’s Class B ordinary shares, par value $0.0001 per share.

“Acquiror Common Stock” means (a) prior to the Domestication, Acquiror Class A Ordinary Shares and Acquiror Class B Ordinary Shares, and (b) after the Domestication, Domesticated Acquiror Common Stock.

“Acquiror Founders Stock” means (a) prior to the Domestication 7,736,268 Acquiror Class B Ordinary Shares held by the Sponsor, and (b) after the Domestication, 7,736,268 shares of Domesticated Acquiror Common Stock held by the Sponsor, in each case, subject to forfeiture pursuant to Section 7.21 and Section 9.03.

“Acquiror Material Adverse Effect” means any event, circumstance, change or effect (collectively “Effect”) that, individually or in the aggregate with all other Effects, has a material adverse effect on (a) the business, condition (financial or otherwise), assets, liabilities or operations of Acquiror or (b) the ability of Acquiror or Merger Sub to consummate the Transactions; provided, however, that solely in the case of the foregoing clause (a), none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be an Acquiror Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law or GAAP; (ii) events or conditions generally affecting the industries or markets in which Acquiror operates, or the economy as a whole; (iii)

any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions (including any escalation or general worsening thereof), or any earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, act of God or other force majeure events, including any escalation or worsening thereof; (v) any actions taken or not taken by Acquiror, or such other changes or events, in each case, which (A) the Company has requested in writing or to which it has consented in writing or (B) are required by this Agreement; (vi) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions (provided that this clause (vi) shall not apply to references to “Acquiror Material Adverse Effect” in the representations and warranties in Section 5.05(a) and, to the extent related thereto, the condition in Section 8.03(a)); or (vii) any epidemic, pandemic or disease outbreak (including COVID-19) or any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or any relevant industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such Law, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement, except, in the case of the foregoing clauses (i) through (iii), to the extent that Acquiror is disproportionately affected thereby as compared with other participants in the industry in which Acquiror operates.

“Acquiror Organizational Documents” means the Acquiror Charter, the Acquiror Bylaws, and Trust Agreement of Acquiror, in each case as amended, modified or supplemented from time to time.

“Acquiror Transaction Costs” means, to the extent incurred prior to or at the Closing and without duplication of any Company Transaction Costs: (a) the sum of all outstanding deferred, unpaid or contingent underwriting, transaction, deal, brokerage, financial, accounting or legal advisory, auditor or SEC filing fees or any similar fees, commissions or expenses owed by Acquiror or Merger Sub (to the extent Acquiror or Merger Sub is responsible for or obligated to reimburse or repay any such amounts) to financial advisors, investment banks, data room administrators, financial printers, attorneys, accountants and other similar advisors, service providers or the SEC in connection with the evaluation, negotiation, preparation, execution or consummation of Acquiror’s initial public offering or any business combination transaction, including the Transactions (whether or not Company has agreed to be jointly and severally liable for any such costs, fees or expenses, and whether such amounts are payable at the Closing or thereafter); (b) any accounting, legal or other advisory or any similar fees, commissions or expenses incurred by Acquiror or Merger Sub in the ordinary course of business and not in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Documents or the consummation of the Transactions; (c) the cash portion of any loan payable to the Sponsor (or its Affiliates) by Acquiror outstanding as of the date hereof or incurred by Acquiror from the Sponsor (or its affiliates) after the date hereof prior to the Closing; and (d) the cost of the Acquiror Tail Policy.

“Acquiror Units” means a unit consisting of one Acquiror Class A Ordinary Share and one-third (1/3) of one Acquiror Warrant.

“Acquiror Warrant Agreement” means that certain warrant agreement dated March 4, 2021, by and between Acquiror and Continental Stock Transfer & Trust Company.

“Acquiror Warrants” means warrants to purchase Acquiror Class A Ordinary Shares as contemplated under the Acquiror Warrant Agreement, each exercisable to purchase one Acquiror Class A Ordinary Share at an exercise price of $11.50 per share.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“AFG Closing Investment Value” means the amount, if any, equal to the sum of (i) if the Exclusive Reseller Agreement has been entered into and remains in effect as of immediately prior to the Effective Time in accordance with its terms, $17,500,000 plus (ii) if the transactions contemplated by the Subscription Agreement have been consummated in accordance with its terms as of immediately prior to the Effective Time, $6,500,000.

“Ancillary Agreements” means the Registration Rights Agreement, the Stockholder Support Agreements, the Exclusive Reseller Agreement, the Subscription Agreement and all other agreements, certificates and instruments executed and delivered by Acquiror, Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Anti-Corruption Laws” means (a) the U.S. Foreign Corrupt Practices Act of 1977, (b) the UK Bribery Act 2010, (c) anti-bribery legislation promulgated by the European Union and implemented by its member states, (d) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, (e) Anti-Money Laundering Laws and (f) similar legislation applicable to the Company or any Company Subsidiary from time to time.

“Anti-Money Laundering Laws” means applicable Laws related to money laundering, including the U.S. federal Bank Secrecy Act, 31 USC § 5311 et seq., and its implementing regulations at 31 CFR Chapter X; the U.S. Money Laundering Control Act of 1986, as amended; and any anti-racketeering Laws involving money laundering or bribery as a racketeering act.

“Business Combination” has the meaning ascribed to such term in the Acquiror Charter.

“Business Data” means all sensitive or confidential business information and data, excluding Personal Information (whether of employees, contractors, consultants, customers, consumers, or other persons and whether in electronic or any other form or medium) that is accessed, collected, used, stored, shared, distributed, transferred, disclosed, destroyed, disposed of or otherwise processed by any of the Business Systems in the conduct of the business of the Company or any Company Subsidiaries or otherwise in the course of the conduct of the business of the Company or any Company Subsidiaries.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks in New York, NY or Governmental Authorities in the Cayman Islands (for so long as Acquiror remains domiciled in the Cayman Islands) are not required or authorized to close; provided, that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

“Business Systems” means all computer hardware (whether general or special purpose), integrated Software (whether installed on premises or provided via the cloud or “as a service”) and databases, electronic data processors, telecommunication systems, networks, interfaces, platforms, servers, peripherals, computer systems, including any outsourced systems and processes, any other technology system, in each case, that are owned by the Company or a Company Subsidiary, or used by the Company or a Company Subsidiary in the conduct of the business of the Company or any Company Subsidiaries as currently conducted, in each case to the extent subject to the Company’s or a Company Subsidiary’s administrative and operational control.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act (as amended) of the Cayman Islands.

“Company Articles of Incorporation” means the Articles of Incorporation of the Company, dated April 17, 2018, as amended by that Articles of Amendment, dated April 17, 2023.

“Company Common Stock” means the shares of the Company’s Common Stock, par value $0.001 per share.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property owned by a third party and licensed to the Company or any Company Subsidiary.

“Company-Licensed Exclusive IP” means all Company-Licensed IP licensed exclusively to the Company or any Company Subsidiary.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, has a material adverse effect on (a) the business, condition (financial or otherwise), assets, liabilities or operations of the Company and the Company Subsidiaries taken as a whole or (b) the ability of the Company to consummate the Transactions; provided, however, that solely in the case of the foregoing clause (a), none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law or GAAP; (ii) events or conditions generally affecting the industries or markets in with the Company and the Company Subsidiaries operate or the economy as a whole; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions (including any escalation or general worsening thereof), or any earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, act of God or other force majeure events, including any escalation or worsening thereof; (v) any actions taken or not taken by the Company or the Company Subsidiaries, or such other changes or events, in each case, which (A) Acquiror has requested in writing or to which it has consented in writing or (B) are required by this Agreement; (vi) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions (including the impact thereof on relationships with customers, Suppliers, employees or Governmental Authorities) (provided that this clause (vi) shall not apply to references to “Company Material Adverse Effect” in the representations and warranties in Section 4.05(a) and, to the extent related thereto, the condition in Section 8.02(a)); (vii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (vii) shall not prevent a determination that any Effect underlying such failure has resulted in a Company Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Company Material Adverse Effect); or (viii) any epidemic, pandemic or disease outbreak (including COVID-19) or any Law, directive, pronouncement or guideline issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or any relevant industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such Law, directive, pronouncement or guideline or interpretation thereof following the date of this Agreement, except, in the case of the foregoing clauses (i) through (iii), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company or the Company Subsidiaries operate.

“Company Merger Shares” means a number of shares equal to (i) the sum of the Company Value and the AFG Closing Investment Value divided by (ii) the Company Per Share Valuation.

“Company Options” means all outstanding incentive stock options or nonstatutory stock options to purchase outstanding shares of Company Common Stock, whether or not exercisable and whether or not vested, granted under the Company Stock Plan or otherwise.

“Company Outstanding Shares” means, after giving effect to the Company Warrant Settlement and the issuance of the AFG Shares as of immediately prior to the Effective Time, the sum of: (a) all issued and outstanding shares of Company Common Stock and (b) shares of Company Common Stock subject to all vested Company Options outstanding as of immediately prior to the Effective Time that are issuable upon the net exercise of such Company Options, assuming that the fair market value of one Option Share equals to (i) the Exchange Ratio multiplied by (ii) the Company Per Share Valuation.

“Company-Owned IP” means all Intellectual Property owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Per Share Valuation” means $10.00.

“Company Preferred Stock” means the shares of the Company’s Preferred Stock, par value $1.00 per share.

“Company Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Stock Plan” means the 2021 Equity Incentive Plan of the Company, as amended from time to time.

“Company Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock.

“Company Stockholders” means holders of Company Stock.

“Company Subsidiary” means each subsidiary of the Company.

“Company Transaction Costs” means, to the extent incurred prior to or at the Closing in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Documents and the consummation of the Transactions, without duplication of any Acquiror Transaction Costs, the sum of (i) all outstanding deferred, unpaid or contingent transaction, deal, brokerage, financial, accounting or legal advisory, auditor or any similar fees, commissions or expenses owed by the Company or any of its Subsidiaries (to the extent the Company or any of its Subsidiaries is responsible for or obligated to reimburse or repay any such amounts) to financial advisors, investment banks, data room administrators, financial printers, attorneys, accountants and other similar advisors, service providers and the SEC and (ii) the cost of the Company Tail Policy.

“Company Value” means $250,000,000.

“Confidential Information” means any information, knowledge or data concerning the businesses or affairs of (a) the Company or any Company Subsidiary that is not already generally available to the public, or (b) any Suppliers or customers of the Company or any Company Subsidiary, in each case that either (i) the Company or any Company Subsidiary is bound to keep confidential or (ii) with respect to clause (a), the Company or any Company Subsidiary purport to maintain as a trade secret under applicable Laws.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Governmental Order, Action, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“Disabling Devices” means Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner, other than those incorporated by the Company or the applicable third party intentionally to protect Company IP from misuse or otherwise protect the Business Systems.

“Domesticated Acquiror Common Stock” means, after the Domestication, the common stock of Acquiror, par value $0.0001 per share.

“Eligible Company Equityholder” means a holder of a share of Company Stock (after giving effect to the Company Warrant Settlement and the issuance of the AFG Shares) or a Company Option as of immediately prior to the Effective Time.

“Employee Benefit Plan” means any plan that is an “employee benefit plan” as defined in Section 3(3) of ERISA, any nonqualified deferred compensation plan subject to Section 409A of the Code, any bonus, stock option, stock purchase, restricted stock, other equity-based compensation arrangement, performance award, incentive, deferred compensation, retiree medical or life insurance, death or disability benefit, supplemental retirement, severance, retention, change in control, employment, consulting, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plans, programs or arrangements, whether written or unwritten and whether subject to ERISA or not.

“Environmental Laws” means any United States federal, state or local or non-United States Laws relating to: (a) releases or threatened releases of, or exposure of any person to, Hazardous Substances or materials containing Hazardous Substances; (b) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (c) pollution or protection of the environment, natural resources or human health and safety (as it relates to exposure to Hazardous Substances).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means the following ratio: (a) the Company Merger Shares divided by (b) the Company Outstanding Shares.

“Fraud” means an actual, intentional and knowing common law fraud (and not a constructive fraud, negligent misrepresentation or omission, or any form of fraud premised on recklessness or negligence), as finally determined by a court of competent jurisdiction by (a) the Company with respect to the representations and warranties of the Company as set forth in Article IV hereof (as qualified by the Company Disclosure Schedule) or the certificate delivered by the Company to Acquiror pursuant to Section 8.02(c), or (b) Acquiror or Merger Sub with respect to representations and warranties of Acquiror and Merger Sub set forth in Article V hereof or the certificate delivered by Acquiror to the Company pursuant to Section 8.03(c) (as qualified by the Acquiror Disclosure Schedule).

“Governmental Order” means any ruling, order, judgment, injunction, edict, decree, writ, stipulation, settlement, corporate integrity agreement, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Substance(s)” means (a) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act, (b) petroleum and petroleum products, including crude oil and any fractions thereof, (c) natural gas, synthetic gas, and any mixtures thereof, (d) polychlorinated biphenyls, per- and polyfluoroalkyl substances, asbestos and radon, and (e) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means (a) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (b) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers, and all registrations and applications for registration of the foregoing, together with all of the goodwill associated with the foregoing, (c) copyrights in works of authorship, and moral rights associated therewith, and registrations and applications for registration of the foregoing, (d) trade secret rights, rights in know-how and statutory and sui generis database rights, (e) rights in Internet domain names, (f) any other similar intellectual property rights existing under the applicable laws of any jurisdiction, including the right to prosecute, enforce and perfect such interests and rights to sue, oppose, cancel, enjoin and collect damages based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“knowledge” or “to the knowledge” of a person means in the case of the Company, the actual knowledge after reasonable inquiry of Michael Zacharski, Michael Lucas, Tyler Luck, James Henderson and, solely with respect to the representations and warranties set forth in Section 4.14, Patrick Nunally, and in the case of Acquiror, the actual knowledge after reasonable inquiry of Christopher Gaertner and Thomas Morgan, Jr.

“Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, law, ordinance, code, decree, order, administrative interpretation, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Leased Real Property” means the real property leased by the Company or Company Subsidiaries as tenant, together with, to the extent leased by the Company or Company Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or Company Subsidiaries relating to the foregoing.

“Lien” means any lien, security interest, mortgage, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities laws).

“Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of Merger Sub, as amended, modified or supplemented from time to time.

“Nasdaq” means the Nasdaq Capital Market.

“Open Source Software” means any Software that is licensed pursuant to (i) any license that is a license approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), or (ii) any license to Software that is generally considered “free software” or “open source software” or meets the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), in each case whether or not source code is available or included in such license.

“Option Shares” means the shares of Company Common Stock issuable pursuant to a Company Option in accordance with the terms of such Company Option.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Permitted Liens” means (i) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of the Company’s or any Company Subsidiary’s assets that are subject thereto, (ii) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens, (iii) Liens for Taxes not yet delinquent, or that are being contested in good faith and for which appropriate reserves have been made in accordance with GAAP, (iv) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (v) non-exclusive licenses (or sublicenses) under Company-Owned IP, (vi) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (vii) Liens identified in the Financial Statements and (viii) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest or otherwise imposed on or affecting such superior estate, right or interest.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means (i) any and all information maintained by or on behalf of the Company or any Company Subsidiary, which relates to an identified or identifiable individual, including but not limited to: (a) first and last name, (b) home address, (c) telephone number, (d) electronic mail address, (e) identification number, (f) location data, (g) an online identifier, (h) bank account number, (i) credit card number, (j) one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity or any other data which may be identified or is associated with an identifiable natural person or household, (k) internet browsing or purchase history, (l) Internet Protocol address, (m) persistent identifier, such as a customer number held in a “cookie” or processor serial number and (ii) any other information maintained by or on behalf of the Company or its Subsidiaries that constitutes “personal information,” “personal data,” “personally identifiable information” under any applicable Law, the Company’s or its Subsidiaries’ privacy policies, or any of the Company’s or its Subsidiaries’ contractual obligations, and any other definition for any similar term provided by Data Security Requirements.

“Privacy/Data Security Laws” means all Laws governing privacy, data protection, or information security and the Processing of Personal Information, including, without limitation, federal, state or foreign laws or regulations regarding (a) data privacy or information security, (b) data breach notification, (c) unfair or deceptive practices (d) trespass, computer crime and other Laws governing unauthorized access to or use of electronic data; (e) email, telephone, or text message communications; (f) state consumer protection; (g) sales and marketing; (h) payment card processing; (i) online behavioral advertising; (j) cross-border transfers of Personal Information; and (k) Laws concerning requirements for website and mobile application privacy policies. For the avoidance of doubt, Privacy/Data Security Laws includes, but is not limited to, the following Laws: the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Federal Trade Commission Act, the CAN-SPAM Act, Canada’s Anti-Spam Legislation, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, California Consumer Privacy Act (CCPA), the California Privacy Rights Act (CPRA), the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003 (CAN-SPAM), Payment Card Industry Data Security Standard (PCI-DSS), and the Federal Trade Commission Act and the General Data Protection Regulation (EU) 2016/679 (GDPR), the GDPR as it forms part of United Kingdom (“UK”) law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (UK GDPR), the Privacy and Electronic Communications Directive 2002/58/EC as amended by Directive 2009/136/EC (ePrivacy Directive), any national legislation of any EU Member State implementing the same.

“Process” or “Processing” means any operation or set of operations, with respect to data, whether or not by automated means, such as the access, transmission, sharing, security, use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, combination, erasure, or destruction of such data, or any other operation that is otherwise considered “processing” or similar term under applicable Laws.

“Pro Rata Share” means, for each Eligible Company Equityholder, a percentage determined by dividing (i) (A) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (after giving effect to the Company Warrant Settlement and the issuance of the AFG Shares) held by such Eligible Company Equityholder, plus (B) the number of shares of Company Common Stock subject to Company Options held by such Eligible Company Equityholder as of immediately prior to the Effective Time that are issuable upon the net exercise of such Company Options, assuming that the fair market value of one Option Share equals (1) the Exchange Ratio multiplied by (2) the Company Per Share Valuation, by (ii) (A) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (after giving effect to the Company Warrant Settlement and the issuance of the AFG Shares), plus (B) the number of shares of Company Common Stock subject to all Company Options outstanding as of immediately prior to the Effective Time that are issuable upon the net exercise of such Company Options, assuming that the fair market value of one Option Share equals (1) the Exchange Ratio multiplied by (2) the Company Per Share Valuation.

“Products” mean any products or services, developed, manufactured, performed, provided, out-licensed, sold, leased, licensed, distributed or otherwise made available by or on behalf of the Company or any Company Subsidiary, including products or services which the Company or any Company Subsidiary (i) is currently deriving revenue from the sale or provision thereof, (ii) has undertaken manufacturing or production activities, including through any Supplier, for the future sale or provision thereof or (iii) intends to sell or otherwise make commercially available within eighteen (18) months after the date of this Agreement.

“Redemption Rights” means the redemption rights in connection with Closing provided for in Section 49 of the Acquiror Articles of Association.

“Registered Intellectual Property” means all Intellectual Property that has been registered (or for which an application for registration has been submitted and is pending) with a Governmental Authority or, in the case of domain names, with an ICANN-accredited registrar.

“Sanctioned Person” means at any time any person (i) listed on any Sanctions-related list of designated or blocked persons, (ii) the government of, resident in, or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (which includes, as of the date of this Agreement Cuba, Iran, North Korea, Syria, and the Crimea region), or (iii) majority-owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including the U.S. Treasury Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) His Majesty’s Treasury, or (v) any other similar governmental authority with jurisdiction over the Company or any Company Subsidiary from time to time.

“Security Incident” means any unlawful, unauthorized or accidental loss, destruction, use, modification, disclosure, unavailability of, or access to, Personal Information, other proprietary or confidential information Processed by or on behalf of the Company or any of its Subsidiaries, or any Business System.

“Software” means all computer programs, applications, middleware, firmware, or other computer software (in object code, bytecode or source code format).

“Subsidiary” means, with respect to a person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Supplier” means any person that supplies inventory or other materials or personal property, Software, components, or other goods or services (including, design, development and manufacturing services) including those goods or services that comprise or are utilized in, including in connection with the design, development, manufacture or sale of, the Products of the Company or any Company Subsidiary.

“Tax” or “Taxes” means (a) any and all taxes (including any duties, levies or other similar governmental assessments in the nature of taxes), including, but not limited to, income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, withholding, occupancy, license, severance, capital, production, ad valorem, excise, windfall profits, customs duties, real property, personal property, sales, use, turnover, value added and franchise taxes, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto, (b) any liability for or in respect of the payment of any amount of a type described in clause (a) of this definition as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes, and (c) any liability for or in respect of the payment of any amount described in clauses (a) or (b) of this definition as a transferee or successor, by contract or otherwise by operation of law.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof, in each case provided or required to be provided to a Tax authority.

“Trading Day” means any day on which shares of Acquiror Common Stock are actually traded on the principal securities exchange or securities market on which shares of Acquiror Common Stock are then traded.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the Acquiror Disclosure Schedule and the Ancillary Agreements.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Virtual Data Room” means the virtual data room established by the Company, access to which was given to Acquiror in connection with its due diligence investigation of the Company relating to the Transactions.

“WBCA” means the Wyoming Business Corporation Act, as amended.

“Willful Breach” means, with respect to any agreement, a knowing and intentional material breach by a party of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

1.02 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this Agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (vi) the word “including” means “including without limitation,” (vii) the word “or” shall be disjunctive but not exclusive, (viii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto, (ix) references to any Law shall include all rules and regulations promulgated thereunder and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law and (x) the phrase “made available,” “provided to,” “furnished to” and phrases of similar import when used in this Agreement with respect to the Company means that the information or materials referred to have been posted to the Virtual Data Room in each case, on or prior to the date hereof.

(b) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e) When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of the Company’s or the Acquiror’s business, as applicable, consistent with past practice (including, for the avoidance of doubt, recent past practice in light of COVID-19).

ARTICLE II

AGREEMENT AND PLAN OF MERGER

2.01 Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.01:

(a) Domestication. Prior to the Closing Date and following Acquiror shareholders’ exercise of their Redemption Rights, Acquiror shall cause the Domestication to occur in accordance with Section 388 of the DGCL and Section 206 of the Companies Act, including by filing with the Delaware Secretary of State a Certificate of Domestication in form and substance reasonably satisfactory to the parties hereto (the “Certificate of Domestication”) and the Acquiror Certificate of Incorporation, completing and making all filings required to be made with the Cayman Registrar to effect the Domestication, obtaining a certificate of de-registration from the Cayman Registrar and taking any other actions necessary in connection therewith. In connection with (and as part of) the Domestication, Acquiror shall cause (i) each Acquiror Class A Ordinary Share and Acquiror Class B Ordinary Share that is issued and outstanding immediately prior to the Domestication to be converted into one share of Acquiror Common Stock, (ii) each Acquiror Warrant that is issued and outstanding immediately prior to the Domestication to be converted into one Domesticated Acquiror Warrant, (iii) each Acquiror Unit to be converted into one Domesticated Acquiror Unit, with each Domesticated Acquiror Unit representing one share of Acquiror Common Stock and one-third of one Domesticated Acquiror Warrant, (iv) the Acquiror Organizational Documents to become the Acquiror Certificate of Incorporation and the Acquiror Bylaws and (v) Acquiror’s name to be changed to “Brand Engagement Network Inc.”, provided that if such name is not available in the State of Delaware or Acquiror is otherwise unable to change its name to “Brand Engagement Network Inc.” in the State of Delaware, Acquiror shall cause its name to be changed to such other name mutually agreed to by Acquiror and the Company. Acquiror shall effect the Domestication in compliance with all applicable Law and in a manner so as to properly effectuate the purposes of this Agreement. Acquiror and its Representatives shall give the Company the opportunity to review any applicable documents, certificates or filings in connection with the Domestication and will consider, in good faith, any comments thereto.

(b) Merger. Upon the terms and subject to the conditions set forth in Article VIII and in accordance with the DGCL, following the Domestication and at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

2.02 Effective Time; Closing.

(a) As promptly as practicable, but in no event later than three (3) Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger in form and substance reasonably satisfactory to the parties hereto (a “Certificate of Merger”) with the Secretary of State of the State of Delaware (the date and time of the filing of such Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in such Certificate of Merger) being the “Effective Time”).

(b) Immediately prior to such filing of the Certificate of Merger in accordance with Section 2.02(a), a closing of the Merger (the “Closing”) shall be held by electronic exchange of deliverables and release of signatures for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII. The date on which the Closing shall occur is referred to herein as the “Closing Date”.

(c) For the avoidance of doubt, the Closing and Effective Time shall occur after the completion of the Domestication.

2.03 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.04 Articles of Incorporation; Bylaws.

(a) At the Effective Time, the Company Articles of Incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.

(b) At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.

2.05 Directors and Officers.

(a) The parties will take all requisite action such that the initial directors and the officers of the Surviving Corporation immediately after the Effective Time shall be the individuals agreed in writing by the parties prior to the Closing, with each such individual to hold office in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation and until their respective successors are, in the case of the initial directors, duly elected or appointed and qualified and, in the case of the initial officers, duly appointed.

(b) The parties shall use reasonable best efforts to cause the individuals nominated for election in accordance with Section 7.15 to comprise the Acquiror Board immediately following the Effective Time, each to hold office in accordance with the DGCL and the Acquiror Organizational Documents and until their respective successors are duly elected or appointed and qualified.

ARTICLE III

EFFECTS OF THE MERGER

3.01 Conversion of Securities.

(a) Company Warrant Settlement; Issuance of AFG Shares. Prior to the Effective Time, the Company shall take all necessary actions to effectuate the Company Warrant Settlement and the issuance of the AFG Shares. Following the Company Warrant Settlement, the Company Warrants shall no longer remain outstanding and shall cease to exist, and each holder thereof shall thereafter cease to have any rights with respect thereto.

(b) Company Common Stock. At the Effective Time (and, for the avoidance of doubt, following the consummation of the Domestication and after giving effect to the Company Warrant Settlement and the issuance of the AFG Shares), by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company or the holders of any of the following securities:

(i) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Common Stock issued in connection with the Company Warrant Settlement and the AFG Shares) shall be canceled and converted into the right to receive a number of shares of Acquiror Common Stock equal to the Exchange Ratio (the “Per Share Merger Consideration”);

(ii) all shares of Company Stock held in the treasury of the Company shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(iii) each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

(c) Company Options. At the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether then vested or unvested, shall be assumed by Acquiror and converted into an option to purchase a number of shares of Acquiror Common Stock (rounded down to the nearest whole share) (such option, an “Exchanged Option”) equal to (i) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Option immediately prior to the Effective Time, divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Acquiror Common Stock purchasable pursuant to the Exchanged Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Exchanged Option to which Section 422 of the Code applies, the exercise price and the number of shares of Acquiror Common Stock purchasable pursuant to such Exchanged Option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code (including that share amounts will be rounded down to the nearest whole share and exercise prices will be rounded up to the nearest whole cent). Except as specifically provided above, following the Effective Time, each Exchanged Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding Company Option immediately prior to the Effective Time.

(d) Prior to the Effective Time, the Company shall take all necessary actions to effect the transactions contemplated by Section 3.01(a), Section 3.01(b) and Section 3.01(c) under the Company Articles of Incorporation, bylaws of the Company and Company Stock Plan and any applicable award agreements thereunder, including delivering all required notices, obtaining all necessary approvals and consents, and delivering evidence reasonably satisfactory to Acquiror that all necessary determinations by the Company Board or applicable committee of the Company Board to convert Company Options in accordance with Section 3.01(c) have been made, and to ensure that no Exchanged Option may be exercised prior to the effective date of a registration statement on Form S-8 or other applicable form of Acquiror.

3.02 Exchange of Certificates.

(a) Exchange Agent. Prior to the Closing Date, Acquiror shall deposit, or shall cause to be deposited, with a bank or trust company that shall be designated by Acquiror (the “Exchange Agent”), for the benefit of the holders of the Company Stock, for exchange in accordance with this Article III, the number of shares of Acquiror Common Stock sufficient to deliver the aggregate Per Share Merger Consideration payable pursuant to this Agreement (such shares of Acquiror Common Stock, together with any dividends or distributions with respect thereto pursuant to Section 3.02(c), being hereinafter referred to as the “Exchange Fund”). Acquiror shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the Per Share Merger Consideration out of the Exchange Fund in accordance with this Agreement. Except as contemplated by Section 3.02(c) hereof, the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures. As promptly as practicable after the date hereof, the Company shall deliver to each holder of Company Stock evidenced by certificates (the “Certificates”) entitled to receive the applicable Per Share Merger Consideration pursuant to Section 3.01 instructions for use in effecting the surrender of the Certificates. Within two (2) Business Days (but in no event prior to the Effective Time) after the surrender to the Exchange Agent of all Certificates held by such holder for cancellation, and such other documents as may be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive in exchange therefore, and Acquiror shall cause the Exchange Agent to deliver the applicable Per Share Merger Consideration in accordance with the provisions of Section 3.01, and the Certificates so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.02, each Certificate entitled to receive the applicable Per Share Merger Consideration in accordance with Section 3.01 shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the applicable Per Share Merger Consideration that such holder is entitled to receive in accordance with the provisions of Section 3.01. Notwithstanding the foregoing, holders of book entry shares of Company Stock not evidenced by certificates (“Book Entries”) shall not be required to surrender any Certificates or other documents in order to receive the applicable Per Share Merger Consideration payable in respect of such shares, and Acquiror shall cause the Exchange Agent to deliver the applicable Per Share Merger Consideration in respect of all Book Entries within two (2) Business Days following the Closing Date.

(c) Distributions with Respect to Unexchanged Shares of Acquiror Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to the Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common Stock represented thereby until the holder of such Certificate shall surrender such Certificate in accordance with Section 3.02(b). Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate, Acquiror shall pay or cause to be paid to the holder of the shares of Acquiror Common Stock issued in exchange therefore, without interest, (i) promptly, but in any event within five (5) Business Days of such surrender, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of Acquiror Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such shares of Acquiror Common Stock.

(d) No Further Rights. The Per Share Merger Consideration payable upon conversion of the Company Stock (including shares of Company Common Stock issued in connection with the Company Warrant Settlement and the AFG Shares) shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Stock.

(e) Adjustments to Per Share Merger Consideration. The Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Acquiror Common Stock, the Company Stock occurring on or after the date hereof and prior to the Effective Time; provided, however, that this Section 3.02(e) shall not be construed to permit Acquiror or the Company to take any actions with respect to its securities that is prohibited by this Agreement.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Stock for one year after the Effective Time shall be delivered to Acquiror, upon demand, and any holders of Company Stock who have not theretofore complied with this Section 3.02 shall thereafter look only to Acquiror for the applicable Per Share Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of Company Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of Acquiror free and clear of any claims or interest of any person previously entitled thereto.

(g) No Liability. None of the Exchange Agent, Acquiror or the Surviving Corporation shall be liable to any holder of Company Stock (including shares of Company Common Stock issued in connection with the Company Warrant Settlement and the AFG Shares) for any Acquiror Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.02.

(h) Withholding Rights. Each of the Company, the Surviving Corporation, Merger Sub, Acquiror and the Exchange Agent shall be entitled to deduct and withhold from payments pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payments under the Code or any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue or cause to be issued in exchange for such lost, stolen or destroyed Certificate, the applicable Per Share Merger Consideration that such holder is otherwise entitled to receive pursuant to, and in accordance with, the provisions of Section 3.01.

(j) Fractional Shares. No certificates or scrip or shares representing fractional shares of Acquiror Common Stock shall be issued upon the exchange of Company Common Stock and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a shareholder of Acquiror or a holder of shares of Acquiror Common Stock. In lieu of any fractional share of Acquiror Common Stock to which any holder of Company Common Stock would otherwise be entitled, the Exchange Agent shall round down to the nearest whole share of Acquiror Common Stock. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

3.03 Payment of Acquiror Transaction Costs; Closing Statement.

(a) No later than three (3) Business Days prior to the Closing and in any event not earlier than the time that holders of Acquiror Common Stock may no longer elect to redeem their shares in accordance with the Redemption Rights, Acquiror shall prepare and deliver to the Company a written statement (the “Acquiror Closing Statement”) setting forth in good faith: (i) the amount of estimated unpaid Acquiror Transaction Costs as of the Closing and all relevant supporting documentation used by Acquiror in calculating such amounts reasonably requested by the Company, which shall include the respective amounts and wire transfer instructions for the payment thereof; (ii) the amount in the Trust Account (for the avoidance of doubt, prior to exercise of Redemption Rights in accordance with the Acquiror Organizational Documents, if any); plus all other cash and cash equivalents of Acquiror; (iii) the aggregate amount of cash proceeds that will be required to satisfy the exercise of Redemption Rights in accordance with the Acquiror Organizational Documents; and (iv) the number of shares of Acquiror Common Stock to be outstanding as of the Closing after giving effect to the exercise of Redemption Rights in accordance with the Acquiror Organizational Documents. The Acquiror Closing Statement and

each component thereof shall be prepared and calculated in accordance with the definitions contained in this Agreement. From and after delivery of the Acquiror Closing Statement until the Closing, Acquiror shall (A) use reasonable best efforts to cooperate with and provide the Company and its Representatives all information reasonably requested by the Company or any of its Representatives and within Acquiror’s or its Representatives’ possession or control in connection with the Company’s review of the Acquiror Closing Statement and (B) consider in good faith any comments to the Acquiror Closing Statement provided by the Company, which comments the Company shall deliver to Acquiror no later than two (2) Business Days prior to the Closing Date, and Acquiror shall revise such Acquiror Closing Statement to incorporate any changes Acquiror determines are reasonably necessary or appropriate given such comments.

(b) No later than three (3) Business Days prior to the Closing, the Company shall prepare and deliver to Acquiror a statement (the “Company Closing Statement”) setting forth in good faith: (i) a capitalization table containing the information set forth in Section 4.03(a) and, with respect to each holder of a Company Option or Company Warrant, the information set forth on Section 4.03(b) of the Company Disclosure Schedule, in each case, as of the date the Company Closing Statement is delivered to Acquiror, and (ii) the amount of estimated unpaid Company Transaction Costs as of the Closing and all relevant supporting documentation used by the Company in calculating such amounts reasonably requested by Acquiror, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with the corresponding invoices. The Company Closing Statement and each component thereof shall be prepared and calculated in accordance with the definitions contained in this Agreement. From and after delivery of the Company Closing Statement until the Closing, the Company shall (A) use reasonable best efforts to cooperate with and provide Acquiror and its Representatives all information reasonably requested by Acquiror or any of its Representatives and within the Company’s or its Representatives’ possession or control in connection with Acquiror’s review of the Company Closing Statement and (B) consider in good faith any comments to the Company Closing Statement provided by Acquiror, which comments Acquiror shall deliver to the Company no later than two (2) Business Days prior to the Closing Date, and the Company shall revise such Company Closing Statement to incorporate any changes the Company determines are reasonably necessary or appropriate given such comments.

(c) At the Closing, Acquiror shall pay or cause to be paid (including by the Surviving Corporation or any of its Subsidiaries) by wire transfer of immediately available funds (including out of cash available at the Surviving Corporation or any of its Subsidiaries) all Acquiror Transaction Costs and Company Transaction Costs set forth on the Acquiror Closing Statement and the Company Closing Statement, respectively, that remain unpaid as of such time.

3.04 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates and Book Entries representing Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Stock, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Acquiror for any reason shall be converted into the right to receive the applicable Per Share Merger Consideration in accordance with the provisions of Section 3.01.

3.05 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the WBCA, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders of the Company who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Common Stock in accordance with Article 13 of the WBCA, and otherwise complied with all of the provisions of the WBCA relevant to the exercise and perfection of appraisal rights, shall not be converted into, and such stockholders shall have no right to receive, the applicable Per Share Merger Consideration unless and until such stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the WBCA. Any stockholder of the Company who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of such shares of Company Common Stock under Article 13 of the WBCA shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive, without any interest thereon, the applicable Per Share Merger Consideration in accordance with the provisions of Section 3.01, upon surrender, if applicable, in the manner provided in Section 3.02(b), of the Certificate or Certificates that formerly evidenced such shares of Company Common Stock.

(b) Prior to the Closing, the Company shall give Acquiror (i) prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all proceedings and negotiations with respect to demands for appraisal under the WBCA. Except with the prior written consent of Acquiror (not to be unreasonably withheld, delayed or conditioned), the Company shall not make any payment with respect to demands for appraisal or offer to settle or settle any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedule delivered by the Company to Acquiror and Merger Sub in connection with this Agreement (the “Company Disclosure Schedule”) (provided that any matter required to be disclosed shall only be disclosed by specific disclosure in the corresponding section of the Company Disclosure Schedule (unless such disclosure has sufficient detail on its face that it is reasonably apparent that it relates to another section of this Article IV) or by cross reference to another section of the Company Disclosure Schedule), the Company hereby represents and warrants to Acquiror and Merger Sub as follows:

4.01 Organization and Qualification; Subsidiaries.

(a) The Company and each Company Subsidiary is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each Company Subsidiary is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) A true and complete list of all the Company Subsidiaries and each other entity in which the Company or any Company Subsidiary owns any equity or similar interest, together with the jurisdiction of incorporation or organization of each Company Subsidiary or such other entity and the percentage of the outstanding capital stock or other equity interest of each Company Subsidiary or such other entity that is owned by the Company and each other Company Subsidiary, is set forth in Section 4.01(b) of the Company Disclosure Schedule. Other than the Company Subsidiaries and each other entity set forth in Section 4.01(b) of the Company Disclosure Schedule, the Company does not directly or indirectly own, and has never owned, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity.

4.02 Articles of Incorporation and Bylaws. The Company has, prior to the date of this Agreement, made available to Acquiror a complete and correct copy of the articles of incorporation and the bylaws or equivalent organizational documents, each as amended, restated or otherwise modified to date, of the Company and each Company Subsidiary. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. Neither the Company nor any Company Subsidiary is in violation of the provisions of its certificate of incorporation, bylaws, operating agreement, limited liability company agreement or equivalent organizational documents.

4.03 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 10,000,000 shares of Company Preferred Stock. As of the date hereof, (i) 83,796,713 shares of Company Common Stock are issued and outstanding, (ii) no shares of Company Preferred Stock are issued and outstanding, (iii) no shares of Company Stock are held in the treasury of the Company, (iv) 7,470,000 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company Options granted pursuant to the Company Stock Plan, and (v) 3,850,000 shares of Company Common Stock are reserved for future issuance pursuant to the exercise of Company Warrants.

(b) Section 4.03(b)-1 of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the holder of the Company Option; (ii) the number of shares of Company Common Stock subject to such Company Option; (iii) the exercise or purchase price of such Company Option; (iv) the date on which such Company Option was granted; (v) the date on which such Company Option expires; (vi) the vesting schedule (including any acceleration provisions) of such Company Option; and (vii) whether such Company Option constitutes an “incentive stock option” within the meaning of Section 422 of the Code. All Company Options were issued pursuant to the Company Stock Plan or an individual award agreement made available to Acquiror. The Company has made available to Acquiror accurate and complete copies of the Company Stock Plan pursuant to which the Company has granted the Company Options that are currently outstanding and the form of all stock and stock-based award agreements evidencing the Company Options (the “Form of Company Option Award Agreement”), as well as each individual agreement evidencing an award of Company Options or other stock-based award that does not materially conform to the Form of Company Option Award Agreement. No Company Option was granted with an exercise price per share less than the fair market value of the underlying Company Common Stock as of the date such Company Option was granted, determined in a manner consistent with Section 409A of the Code. All shares of Company Common Stock subject to issuance pursuant to Company Options outstanding as of the date hereof, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Section 4.03(b)-2 of the Company Disclosure Schedule sets forth the following information with respect to each Company Warrant outstanding as of the date of this Agreement: (i) the name of the holder of the Company Warrant; (ii) the number of shares of Company Common Stock subject to such Company Warrant; (iii) the exercise or purchase price of such Company Warrant; (iv) the date on which such Company Warrant was granted; (v) the date on which such Company Warrant expires; and (vi) if applicable, the vesting schedule (including any acceleration provisions) of such Company Warrant. All Company Warrants were issued pursuant to forms of warrant to purchase Company Common Stock made available to Acquiror. All shares of Company Common Stock subject to issuance pursuant to Company Warrants outstanding as of the date hereof, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. The Company Warrant Settlement will have been duly and validly authorized by all corporate action and all required approvals and consents therefor will have been obtained by the Company. The terms of the Company Stock Plan permit the treatment of Company Options as provided herein, without notice to, or the consent or approval of, the holders of such Company Options, the Company Stockholders or otherwise.

(c) Other than (i) the Company Options set forth on Section 4.03(b)-1 of the Company Disclosure Schedule and (ii) the Company Warrants set forth on Section 4.03(b)-2 of the Company Disclosure Schedule, as of the date hereof, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for shares of capital stock, or other equity or other voting interests in, the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, and neither the Company nor any Company Subsidiary has granted, any equity appreciation rights, participations, phantom equity, restricted stock, restricted stock units, performance stock, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company or any Company Subsidiary. There are no voting trusts, voting agreements, proxies, stockholder agreements or other agreements to which the Company or any Company Subsidiary is a party, or to the Company’s knowledge, among any holder of Company Stock or any other equity interests or other securities of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is not a party, with respect to the voting or transfer of the Company Stock or any of the equity interests or other securities of the Company or any Company Subsidiary.

(d) There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of the Company or any capital stock of any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person other than a Company Subsidiary.

(e) (i) Except as provided by the Company Stock Plan or the applicable award agreement thereunder, there are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option as a result of the Transactions, and (ii) all outstanding Company Stock, Company Options, and Company Warrants and all outstanding shares of capital stock or other equity securities of each Company Subsidiary have been issued and granted in compliance with (A) all applicable securities laws and other applicable Laws (and, with respect to Company Options, the terms of the Company Stock Plan and the applicable award agreement thereunder) and (B) all preemptive rights and other requirements set forth in applicable contracts to which the Company or any Company Subsidiary is a party and the organizational documents of the Company and the Company Subsidiaries.

(f) Each outstanding share of capital stock or other equity security of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and each such share or security is owned 100% by the Company or another Company Subsidiary free and clear of all Liens, options, rights of first refusal and limitations on the Company’s or any Company Subsidiary’s voting rights, other than transfer restrictions under applicable securities laws and their respective organizational documents.

4.04 Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and, subject to receiving the Requisite Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been, and each Ancillary Agreement to which the Company is a party will be, duly and validly authorized by all necessary action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and each Ancillary Agreement to which it is a party or to consummate the Transactions (other than, with respect to the Merger, the Requisite Company Stockholder Approval, which the Written Consent shall satisfy, and the filing and recordation of appropriate merger documents as required by the WBCA or other applicable Law). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Acquiror and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). The Company Board has approved this Agreement and the Transactions, and such approvals are sufficient so that any applicable restrictions on business combinations set forth in the WBCA shall not apply to the Merger, this Agreement, any Ancillary Agreement or any of the other Transactions. To the knowledge of the Company, no other state takeover statute is applicable to the Merger or the other Transactions.

4.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the WBCA and of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions contemplated by Section 4.05(b) and assuming all other required filings, waivers, approvals, consents, authorizations and notices disclosed in Section 4.05(a) of the Company Disclosure Schedule, including the Written Consent, have been made, obtained or given, the performance of this Agreement by the Company will not (i) conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of the Company or any Company Subsidiary, (ii) conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any property or asset of the Company or any Company Subsidiary pursuant to, any Material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not been, and would not reasonably be expected to be, material to the Company or any Company Subsidiary.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any United States federal, state, county, municipal or other local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act of 1933 (the “Securities Act”), state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws, the pre-merger notification requirements of the HSR Act, and filing with and recordation of appropriate merger documents as required by the WBCA or other applicable Law, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not been, and would not reasonably be expected to be, material to the Company or any Company Subsidiary.

4.06 Permits; Compliance.

(a) Each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, registrations, easements, variances, exceptions, consents, certificates, charters, approvals, and orders of any Governmental Authority necessary for each of the Company and the Company Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (each, a “Company Permit”), except where the failure to do so, individually or in the aggregate, has not been, and would not reasonably be expected to be, material to the Company or any Company Subsidiary. No suspension, limitation, adverse modification or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. To the knowledge of the Company, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any such Company Permit. Neither the Company nor any of the Company Subsidiaries have been notified or presently has any reason to believe that any Company Permit will not be renewed in the ordinary course of business upon its expiration. Neither the Company nor any Company Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or any Company Permit or (b) any Material Contract, except for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, in the case of clauses (a) and (b) have not been, and would not reasonably be expected to be, material to the Company or any Company Subsidiary.

(b) Section 4.06(b) of the Company Disclosure Schedule sets forth a list of all of the Company Permits that the Company or any Company Subsidiary currently holds, and each other franchise, grant, authorization, licenses, permit, registration, easement, variance, exception, consent, certificate, charter, approval, and order of any Governmental Authority that the Company or any Company Subsidiary has applied for as of the date of this Agreement but not yet obtained, or is otherwise in the process of obtaining or plans to obtain as of the date of this Agreement.

4.07 Financial Statements.

(a) Attached as Section 4.07(a) of the Company Disclosure Schedule is a true and complete copy of the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of June 30, 2023 (the “2023 Balance Sheet”) and the related unaudited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the three (3) months ended March 31, 2023 and the three (3) months ended June 30, 2023 (collectively with the 2023 Balance Sheet, the “Unaudited Interim Financial Statements”).

(b) Attached as Section 4.07(b) of the Company Disclosure Schedule are true and complete copies of the audited consolidated balance sheets of the Company and the Company Subsidiaries as of December 31, 2021 and December 31, 2022, and the related audited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the years then ended, each audited in accordance with the auditing standards of the PCAOB and complying in all material respects with the applicable requirements of the SEC, the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder (the “Audited Financial Statements”, and collectively with the Unaudited Interim Financial Statements, the “Financial Statements”). The Financial Statements were prepared in accordance with the United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto and subject to year-end adjustments) and fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of and at the date thereof and for the period indicated therein, except as otherwise noted therein.

(c) Except as and to the extent set forth on the 2023 Q2 Balance Sheet, none of the Company or any of the Company Subsidiaries has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise), except for: (i) liabilities that were incurred in the ordinary course of business since the date of the 2023 Q2 Balance Sheet, (ii) obligations for future performance under any contract to which the Company or any Company Subsidiary is a party, (iii) liabilities for transaction expenses in connection with this Agreement and the Transactions or (iv) such other liabilities and obligations which, individually or in the aggregate, have not been, and would not reasonably be expected to be, material to the Company or any Company Subsidiary.

(d) Neither the Company nor any Company Subsidiary nor any director, officer, employee, auditor, accountant or Representative of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls (including any significant deficiency relating thereto), including any such complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices and there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, or the Company Board or any committee thereof.

(e) No employee of the Company or any Company Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. None of the Company, any Company Subsidiary or, to the knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company or any Company Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Company Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).

(f) All accounts payable of the Company and the Company Subsidiaries reflected on the Unaudited Interim Financial Statements or arising thereafter are the result of bona fide transactions in the ordinary course of business. Since December 31, 2022, the Company and the Company Subsidiaries have not altered in any material respects their practices for the payment of such accounts payable, including the timing of such payment.

(g) The Company has established and maintains a system of internal accounting controls designed to provide reasonable assurance that (i) all transactions are executed in accordance with management’s specific authorization; (ii) the preparation of the Company’s financial statements for external purposes are in conformity with GAAP and maintain asset accountability; (iii) access to assets is only permitted in accordance with management’s specific authorization and (iv) the Company’s records accurately reflect the transaction and disposition of assets, in each case of clauses (i) through (iv), except where the failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, material to the Company or any Company Subsidiary.

(h) Neither the Company (including any employee thereof) nor the Company’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

4.08 Absence of Certain Changes or Events. Since December 31, 2022 and on and prior to the date of this Agreement, except as reflected in the Financial Statements, (a) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course and in a manner consistent with past practice, other than due to any actions taken due to COVID-19 Measures, (b) the Company and the Company Subsidiaries have not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of their respective material assets (including Company-Owned IP) or licensed any Company-Owned IP other than non-exclusive licenses (or sublicenses) of Company-Owned IP to customers or service providers in the ordinary course of business in which grants of rights to use such Company-Owned IP are incidental to performance under the agreement, (c) there has not been a Company Material Adverse Effect, and (d) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 6.01(b).

4.09 Absence of Litigation. There is no litigation, suit, claim, charge, grievance, action, proceeding, order, audit or investigation by or before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is, subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all Employee Benefit Plans (for the avoidance of doubt, excluding any offer letter, consulting agreement, equity award agreement or other agreement which does not materially deviate from the applicable standard Company form and for which such form has been made available to Acquiror) that are maintained, contributed to, required to be contributed to, or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director or individual consultant and under which the Company or any Company Subsidiary has or could reasonably be expected to incur any liability (contingent or otherwise) (collectively, but without regard to materiality or exemptions from disclosure in Section 4.10(a) of the Company Disclosure Schedule, the “Plans”).

(b) With respect to each Plan, the Company has made available to Acquiror, if applicable (i) a true and complete copy of the current plan document and all amendments thereto (or a written summary if not reduced to writing) and each trust or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications, (iii) a copy of the most recently filed Internal Revenue Service (“IRS”) Form 5500 annual report and accompanying schedules (or, if not yet filed, the most recent draft thereof), (iv) copies of the most recently received IRS determination, opinion or advisory letter for each such Plan, and (v) any material non-routine correspondence from any Governmental Authority with respect to any Plan.

(c) None of the Plans is or was, nor does the Company nor any ERISA Affiliate have or reasonably expect to have any liability or obligation (whether contingent or otherwise) under or with respect to, (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement under ERISA. For purposes of this Agreement, “ERISA Affiliate” shall mean any entity that together with the Company would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA or Sections 414(b), (c), (m) or (o) of the Code.

(d) Neither the Company nor any Company Subsidiary is nor will be obligated, whether under any Plan or otherwise, to pay separation, severance, termination or similar benefits to any person as a result of any Transaction (whether alone or in combination with any other event), nor will any such Transaction (whether alone or in combination with any other event) accelerate the time of payment, settlement or vesting, or increase the amount, of any benefit or other compensation due to any individual. The consummation of any Transaction will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. No Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(e) None of the Plans provide, nor does the Company nor any Company Subsidiary have or reasonably expect to have any obligation to provide, retiree medical (including life insurance or medical, dental, vision, disability, accident, life, health or other welfare benefits) to any current or former employee or service provider (or any spouse, beneficiary or dependent thereof) of the Company or any Company Subsidiary after termination of employment or service except as may be required under Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and the regulations thereunder or any analogous state law.

(f) Each Plan is and has been administered, operated and funded in all material respects, in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. The Company and the ERISA Affiliates have performed all obligations required to be performed by them under, are not in any respect in default under or in violation of, and have no knowledge of any default or violation in any respect by any party to, any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course).

(g) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has (i) timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with such Plan is exempt from U.S. federal income Tax under Section 501(a) of the Code or (ii) is entitled to rely on a favorable opinion letter from the IRS, and to the knowledge of Company, no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(h) There has not been any non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) nor any reportable events (within the meaning of Section 4043 of ERISA) with respect to any Plan that would reasonably be expected to result in material liability to the Company or any Company Subsidiary. There have been no acts or omissions by the Company or to the knowledge of the Company, any ERISA Affiliate, that have given or would reasonably be expected to give rise to any fines, penalties, Taxes or related charges under Sections 502 or 4071 of ERISA or Section 511 or Chapter 43 of the Code for which the Company or any Company Subsidiary may be liable.

(i) All contributions, premiums or payments required to be made with respect to any Plan have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company and the Company Subsidiaries.

(j) The Company and each ERISA Affiliate have each complied in all material respects with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, with respect to each Plan that is, or was during any Tax year for which the statute of limitations on the assessment of federal income Taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.

(k) The Company and each Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Health Plan”) is and has been in compliance, in all material respects, with the Patient Protection and Affordable Care Act of 2010 (“PPACA”), and, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to subject the Company, any ERISA Affiliate or any Health Plan to any material liability for penalties or excise Taxes under Code Section 4980D or 4980H or any other provision of the PPACA.

(l) Each Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been administered and operated in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder.

4.11 Labor and Employment Matters.

(a) Section 4.11(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all employees of the Company and any Company Subsidiary as of the date hereof, including any employee who is on a leave of absence of any nature, authorized or unauthorized, and sets forth for each such individual the following, on a no name basis: (i) title or position (including whether full or part time); (ii) hire date and service commencement date (if different); (iii) current annualized base salary or (if paid on an hourly basis) hourly rate of pay; and (iv) commission, bonus or other incentive based compensation. As of the date hereof, all compensation, including wages, commissions and bonuses, due and payable to all employees of the Company and any Company Subsidiary for services performed on or prior to the date hereof have been paid in full (or accrued in full in the Financial Statements).

(b) No employee of the Company or any Company Subsidiary is represented by a labor union, works council, trade union, or similar representative of employees, and neither the Company nor any Company Subsidiary is a party to, subject to, or bound by a collective bargaining agreement or any other contract or agreement with a labor union, works council, trade union, or similar representative of employees. There are no, and there have never been any, strikes, lockouts or work stoppages existing or, to the Company’s knowledge, threatened, with respect to any employees of the Company or any Company Subsidiaries. There are no, and there have never been, any union certification or representation petitions or demands with respect to the Company or any Company Subsidiaries or any of their employees and, to the Company’s knowledge, no union organizing campaign or similar effort is pending or threatened with respect to the Company, any Company Subsidiaries, or any of their employees.

(c) There are no Actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary by or on behalf of any of their respective current or former applicants, employees, contractors, directors, officers or other representatives. No allegations of discrimination, harassment, or retaliation have been made against any executive, officer, or director of the Company or any Company Subsidiary and the Company has not entered into any settlement agreement or conducted any investigation related to allegations of sexual harassment or sexual misconduct made by or against an employee, contractor, director, officer or other representative of the Company or any Company Subsidiary.

(d) Except in each case as would not reasonably be expected to result in material liability to the Company or any of the Company Subsidiaries, the Company and the Company Subsidiaries are and have been at all times in compliance in all respects with all applicable Laws relating to labor and employment, including all such Laws regarding employment practices, employment discrimination, terms and conditions of employment, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988 and any similar state or local Laws), immigration, meal and rest breaks, pay equity, workers’ compensation, family and medical leave and all other employee leaves, recordkeeping, classification of employees and independent contractors, wages and hours, pay checks and pay stubs, employee seating, anti-harassment and anti-retaliation (including all such Laws relating to the prompt and thorough investigation and remediation of any complaints) and occupational safety and health requirements. Except as would not reasonably be expected to result in material liability to the Company or any Company Subsidiary, neither the Company nor any Company Subsidiary is liable for any arrears of wages, penalties or other sums for failure to comply with any of the foregoing. All employees of the Company and the Company Subsidiaries are employed on an “at-will” basis and their employment can be terminated at any time for any reason without notice or payment of severance or other compensation or consideration being owed to such individual other than amounts owed as of the date of termination from employment based on service before that date or as required under applicable Law. The Company’s relationships with all individuals who act as contractors or other service providers to the Company or its Subsidiaries can be terminated at any time for any reason without notice or any amounts being owed to such individual other than with respect to compensation or payments accrued before the termination. Except in each case as would not reasonably be expected to result in material liability to the Company or any of the Company Subsidiaries, each employee of the Company and each Company Subsidiary and any other individual who has provided services with respect to the Company or any Company Subsidiary has been paid (and as of the Closing will have been paid) all wages, bonuses, compensation and other sums owed and due to such individual as of such date.

4.12 Real Property; Title to Assets.

(a) The Company does not own any real property.

(b) Section 4.12(b) of the Company Disclosure Schedule lists as of the date of this Agreement the street address of each parcel of Leased Real Property, and sets forth a list of each lease, sublease, license or occupancy agreement pursuant to which the Company or any Company Subsidiary leases, subleases, licenses or occupies any such Leased Real Property (each, a “Lease”), with the name of the lessor and the date of the Lease in connection therewith and each material amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to Acquiror. There are no leases, subleases, sublicenses, concessions or other contracts granting to any person other than the Company or Company Subsidiaries the right to use or occupy any Leased Real Property, and all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the Company’s knowledge, by the other party to such Leases, except as would not, individually or in the aggregate, material to the Company or any Company Subsidiary.

(c) Other than due to any COVID-19 Measures, there are no contractual or legal restrictions that preclude or restrict the ability of the Company or any Company Subsidiary to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, be material to the Company or any Company Subsidiary. There are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those conditions that, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole.

4.13 Company Assets. Each of the Company and the Company Subsidiaries has legal and valid title to, or, in the case of Leased Real Property and leased or licensed assets, valid leasehold, subleasehold or licensed interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole.

4.14 Intellectual Property.

(a) Section 4.14(a) of the Company Disclosure Schedule contains a true, correct and complete list of all Registered Intellectual Property constituting Company-Owned IP and Company-Licensed Exclusive IP (the “Company Registered Intellectual Property”) (showing in each case, as applicable, the filing date, date of issuance, registration or application number, jurisdiction or registrar, the owner of such item of Registered Intellectual Property and the underlying agreement if such item of Registered Intellectual Property is licensed). The Company Registered Intellectual Property listed on Section 4.14(a) of the Company Disclosure Schedule has not expired, lapsed, or been cancelled or abandoned, and is not subject to any pending or threatened opposition, cancellation, interference, or similar proceeding, other than during prosecution with relevant Governmental Authority in the ordinary course of business. All necessary registrations, filings, maintenance and renewal fees currently due in connection with the Company Registered Intellectual Property have been made (subject to permissible extensions).

(b) Section 4.14(b)(i) of the Company Disclosure Schedule contains a true, correct and complete list of all contracts, licenses or agreements that grant the Company or a Company Subsidiary the right to use any Company IP owned by a third party that is material to the business of the Company or any Company Subsidiary, including for the Software or Business Systems of any other person (other than (i) commercially available, “off-the-shelf”, “click wrap”, “shrink wrap” Software with aggregate annual license and maintenance fees of less than $10,000, (ii) commercially available service agreements to Business Systems that have an individual service or subscription fee of less than $10,000 per annum, or (iii) Open Source licenses). Section 4.14(b)(ii) of the Company Disclosure Schedule contains a true, correct and complete list of all contracts, licenses or agreements in which the Company or a Company Subsidiary grants to a third party the right to use any Company IP that is material to the business of the Company or any Company Subsidiary.

(c) The Company IP constitutes all Intellectual Property rights used in, or necessary for, the operation of the business of the Company and the Company Subsidiaries. Neither the Company nor any Company Subsidiary has assigned or otherwise transferred ownership, or agreed to assign or otherwise transfer ownership, to any Person any Company IP that is (or was at the time of assignment or transfer) material to the Company and the Company Subsidiaries, taken as a whole.

(d) The Company or one of the Company Subsidiaries solely owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company Registered Intellectual Property (other than Company-Licensed Exclusive IP) and either owns or has the right to use pursuant to a valid and enforceable written contract or license or other permission, all other Company IP, including Company-Licensed IP. All Registered Intellectual Property (other than applications) constituting Company-Owned IP is valid, subsisting and enforceable. All Registered Intellectual Property (other than applications) constituting Company-Licensed Exclusive IP is subsisting, valid and, to the knowledge of the Company, enforceable. There are not, and there will not be immediately following the Closing, any restrictions on the right of the Company, any Company Subsidiary or the Surviving Corporation to use, modify, transfer or license any Company IP.

(e) The Company and each of its applicable Company Subsidiaries have taken and take commercially reasonable actions to maintain, protect and enforce Company-Owned IP, Company-Licensed Exclusive IP rights, including the secrecy, confidentiality and value of its trade secrets, source code and other material Confidential Information of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has disclosed any trade secrets or other Confidential Information that relates to the Products or is otherwise material to the business of the Company and any applicable Company Subsidiaries to any other person that does not have a fiduciary obligation of confidentiality other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such Confidential Information.

(f) Except as set forth in Section 4.14(f) of the Company Disclosure Schedule, there have been no claims filed and served, against the Company or any Company Subsidiary in any forum, by any person (i) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company-Owned IP or Company-Licensed Exclusive IP, or (ii) alleging any infringement, misappropriation of, or other violation by the Company or any Company Subsidiary of, any Intellectual Property rights or rights of publicity of other persons (including any unsolicited demands to license, or notices that the Company or any Company Subsidiary requires a license to, any Intellectual Property rights from any other person). The operation of the business of the Company and the Company Subsidiaries (including the sale of Products by the Company or use of Products by its customers) has not and does not infringe, misappropriate or violate any Intellectual Property rights of any Person in or to any Intellectual Property or any rights of publicity. The Company has not made any assertions or claims against a third party alleging infringement, misappropriation or violation of any of the Company-Owned IP. Neither the Company nor any of the Company Subsidiaries has received written notice of any of the foregoing or received any formal written opinion of counsel regarding the foregoing.

(g) All persons who have contributed to, developed or conceived any Company-Owned IP (“Contributors”) have executed written agreements with the Company or one of the Company Subsidiaries, and pursuant to which such persons (i) assigned to the Company or the applicable Company Subsidiary all of their entire right, title, and interest in and to such Company-Owned IP and (ii) agreed to maintain the Company or the applicable Company Subsidiary’s confidential information (the “Contributor Agreements”) or the Company or a Company Subsidiary owns such Company-Owned IP by operation of law. Neither the Company nor any Company Subsidiary is, and to the knowledge of the Company, no other party to any such Contributor Agreement is, in material breach of any such Contributor Agreement. To the knowledge of the Company, all persons who have contributed to, developed or conceived any Company-Licensed Exclusive IP have executed written agreements with the applicable third party that granted the relevant license to the Company or the applicable Company Subsidiary, and pursuant to which such persons assigned to such third party all of their entire right, title, and interest in and to such Company-Licensed Exclusive IP.

(h) At no time was the creation, conception, or reduction to practice of any Company-Owned IP by any Contributor, the Company, or any Subsidiary conducted: (i) utilizing funding under any grants from any Governmental Authority or educational institution, (ii) as research sponsored by any Governmental Authority or educational institution, (iii) utilizing the facilities of any Governmental Authority or educational institution, or (iv) subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third person, in each case, that would adversely affect the Company’s or any Company Subsidiary’s ownership rights in any such Company Owned IP. It is not necessary for the operation of the Company business to utilize any Intellectual Property rights of any Contributor developed, invented, or made prior to such Contributor’s employment, except for any such Intellectual Property rights that have previously been assigned or irrevocably and perpetually licensed to the Company or any Company Subsidiary. No current or former employee, consultant, or contractor of the Company or any Company Subsidiary has asserted, and no Person or has, any ownership right, title, interest, or other claim of ownership in, or the right to receive any royalties or other consideration with respect to, any Company-Owned IP.

(i) There are no court orders, forbearances to sue, consents, settlement agreements, judgments, orders, or similar obligations, in each case that are litigation-related, or adversarial-related, or (in connection with an adversarial proceeding), adversarial proceeding-related, or government-imposed, obligations to which the Company or any Company Subsidiary is a party or is otherwise bound that (i) restrict the rights of the Company or any Company Subsidiary to use, transfer, license, distribute, exploit, or enforce any Company-Owned IP; or (ii) restrict the current conduct of the Company’s business in order to avoid violating another Person’s Intellectual Property.

(j) The Company and Company Subsidiaries do not use any Open Source Software or any modification or derivative thereof in a manner that would grant or purport to grant to any other person any rights to or immunities under any of the Company-Owned IP, or that requires the Company or any Company Subsidiary to license or provide the source code to any of the Company-Owned IP for the purpose of making derivative works, or to make available for redistribution to any person the source code to any Company-Owned IP at no or minimal charge.

(k) Neither the Company nor any Company Subsidiary is, nor has it ever been, a member or promoter of, or a contributor to, any industry standards body or similar standard setting organization that requires or obligates the Company or any Company Subsidiary to grant or offer to any other person any license or right to any Company Owned IP.

(l) The Company or one of the Company Subsidiaries owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient for the immediate needs of the current business of the Company. The Company and the Company Subsidiaries maintain commercially reasonable disaster recovery and business continuity plans, and procedures. To the knowledge of the Company, there has not been any material failure with respect to any of the Business Systems that has not been remedied or replaced in all material respects.

(m) The Company and each of the Company Subsidiaries have complied, at all times, with all (i) Privacy/Data Security Laws applicable to the Company or a Company Subsidiary, (ii) applicable internal and externally facing policies and external statements and representations of the Company or a Company Subsidiary, (iii) contractual commitments that the Company or any Company Subsidiary has entered into or is otherwise bound, and (iv) to the extent applicable, PCI DSS (collectively, the “Data Security Requirements”). To the knowledge of the Company, no third party that has Processed Personal Information on behalf of or through access granted by the Company has done so in violation of any Data Security Requirements. The execution, delivery, and performance of this Agreement by the Company and each of the Company Subsidiaries and the consummation of the transactions hereunder will not violate any Data Security Requirements.

(n) The Company and the Company Subsidiaries maintain, and have at all times maintained and made available, privacy policies describing their Processing of Personal Information and such privacy policies have not been inaccurate, misleading, or deceptive in any material respect or in violation of any Privacy/Data Security Law.

(o) Where required by the Data Security Requirements, the Company and the Company Subsidiaries have each (i) implemented and maintained a written information security program and (ii) implemented and maintained administrative, technical, and physical measures and safeguards, in each case of (i)-(ii), that are designed to protect the security and integrity of the Business Systems and any Personal Information maintained by or on behalf of the Company and that are otherwise consistent with such applicable Data Security Requirements. The Company and its Subsidiaries have at all times (i) complied with such program and measures, and (ii) contractually obligated all third-party service providers with access to Personal Information or the Company’s or its Subsidiaries’ Business Systems to comply with such written information security program requirements and measures. To the Company’s knowledge, no third party has breached such obligations. To the knowledge of the Company, there are no Disabling Devices in any of the Business Systems or Product components.

(p) Neither the Company nor any of the Company Subsidiaries has (i) experienced any Security Incident; (ii) received notice of any audits, proceedings enforcement notices, registrations or investigations by any Governmental Authority,(iii) received any claims or complaints regarding the Company’s or any of the Company Subsidiaries’ Processing of Personal Information, or the alleged violation of any applicable Data Security Requirements, and, no circumstances exist that would reasonably be expected to give rise to any of the foregoing (i)-(iii). Neither the Company nor any of the Company Subsidiaries has provided, or has been legally required to provide, any notice to individuals, Governmental Authorities, or other Person in connection with any Processing of Personal Information.

(q) The Company or one of the Company Subsidiaries (i) exclusively owns and possesses all right, title and interest in and to the Business Data constituting Company-Owned IP free and clear of any restrictions other than those imposed by applicable Privacy/Data Security Laws, or (ii) has the right to use, exploit, publish, reproduce, distribute, license, sell, and create derivative works of such Business Data, in whole or in part, in the manner in which the Company and the Company Subsidiaries receive and use such Business Data prior to the Closing Date. The Company and the Company Subsidiaries are not subject to any contractual requirements, privacy policies, or other legal obligations, including based on the Transactions contemplated hereunder, that would prohibit the Surviving Corporation or such Company Subsidiaries, as applicable, from receiving or using Personal Information or other Business Data after the Closing Date, in the same manner in which the Company or such Company Subsidiaries receive and use such Personal Information and other Business Data prior to the Closing Date.

4.15 Taxes.

(a) (i) All income and other material Tax Returns required by Law to be filed by the Company and the Company Subsidiaries have been duly filed and all such filed Tax Returns are complete and accurate in all material respects; (ii) all material amounts of Taxes due and payable by the Company and the Company Subsidiaries (whether or not reflected on any Tax Return) have been duly paid; (iii) there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company or any Company Subsidiary; (iv) neither the Company nor any of the Company Subsidiaries is engaged in any audit, administrative proceeding or judicial proceeding, in each case, that is material, with respect to Taxes; (v) neither the Company nor any of the Company Subsidiaries is the subject of any assessment, audit, examination, investigation, dispute, claim or other proceeding with respect to Taxes for a Tax period for which the statute of limitations for assessment remains open and no such assessment, audit, examination, investigation, dispute, claim or other proceeding has been proposed or threatened in writing; (vi) all material deficiencies for Taxes asserted or assessed in writing against the Company or any Company Subsidiary have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn.

(b) Neither the Company nor any Company Subsidiary is a party to, is bound by or has any material obligation to any Governmental Authority or other person under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) with any person (other than the Company or any Company Subsidiary) or has a potential liability or obligation to any such person (other than the Company or any Company Subsidiary) as a result of or pursuant to any such agreement, contract, arrangement or commitment, in each case, other than an agreement, contract, arrangement or commitment not primarily relating to Taxes.

(c) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in a method of accounting (or use of an improper method of accounting) on or prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Closing; (iii) installment sale or open transaction disposition made on or prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) entered into or created prior to the Closing; or (v) prepaid amount or deferred revenue received on or prior to the Closing outside the ordinary course of business.

(d) The Company and its Company Subsidiaries have (i) withheld or deducted all material amounts of Taxes required to have been withheld or deducted in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or other third party, (ii) duly and timely remitted (or is properly holding for remittance) such amounts to the appropriate Tax authority, and (iii) complied in all material respects with all applicable Laws relating to Tax withholding, including all material reporting and recordkeeping requirements.

(e) Neither the Company nor any Company Subsidiary has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group of which the Company was the common parent).

(f) Neither the Company nor any Company Subsidiary has any material liability for the Taxes of any person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), or as a transferee, successor, by contract or otherwise (except for liabilities pursuant to contracts not primarily relating to Taxes).

(g) Neither the Company nor any Company Subsidiary has (i) any request for a ruling in respect of material Taxes pending between the Company or any Company Subsidiary, on the one hand, and any Tax authority, on the other hand or (ii) entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreements with a Taxing authority in respect of material Taxes, in each case, that will be in effect after the Closing.

(h) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for income tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(i) Neither the Company nor any Company Subsidiary has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) There are no Liens with respect to Taxes on any assets of the Company or any of the Company Subsidiaries except for Permitted Liens.

(k) The Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l) Each of the Company and its Company Subsidiaries is, and has been at all times since formation, treated as the type of entity for United States federal tax purposes listed opposite its name on Section 4.14(l) of the Company Disclosure Schedule.

(m) Neither the Company nor any Company Subsidiary has received written notice from a non-United States Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized or formed.

(n) Neither the Company nor any Company Subsidiary has received written notice of any claim from a Tax authority in a jurisdiction in which the Company or such Company Subsidiary does not file Tax Returns stating that the Company or such Company Subsidiary is or may be subject to Tax in such jurisdiction.

(o) Neither the Company nor any Company Subsidiary is an “investment company” as defined in Sections 368(a)(2)(F)(iii) and (iv) of the Code.

(p) Neither the Company nor any of the Company Subsidiaries has taken any action, or is aware of any fact or circumstances that would reasonably be expected to prevent the Domestication or the Merger from qualifying for the Intended Tax Treatment.

4.16 Environmental Matters. (a) Each of the Company and the Company Subsidiaries is in all material compliance with all applicable Environmental Laws; (b) to the knowledge of the Company, none of the properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary (including soils and surface and ground waters) are contaminated, and the Company and the Company Subsidiaries have not released, with any Hazardous Substance which requires reporting, investigation, remediation, monitoring or other response action by the Company or any Company Subsidiary pursuant to applicable Environmental Laws, or which could give rise to a liability of the Company or any Company Subsidiary under Environmental Laws; (c) to the Company’s knowledge, none of the Company or any of the Company Subsidiaries is actually, potentially or allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances; (d) each of the Company and each Company Subsidiary has all material permits, licenses and other authorizations required under applicable Environmental Law (“Environmental Permits”); (e) each of the Company and each Company Subsidiary, and their Products, are in compliance with Environmental Laws and Environmental Permits required to be held by the Company or any Company Subsidiary, as applicable, in all material respects; and (f) neither the Company nor any Company Subsidiary is the subject of any pending or threatened Action alleging any violation or, or liability under, Environmental Laws, nor has the Company or any Company Subsidiary received any written notice alleging any material violation of, or material liability under, Environmental Laws. The Company has provided all environmental site assessments, reports, studies or other evaluations in its possession or reasonable control relating to any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary.

4.17 Material Contracts.

(a) Section 4.17(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each of the following types of contracts and agreements (whether written or oral) to which the Company or any Company Subsidiary is a party or bound (such contracts and agreements as are required to be set forth Section 4.17(a) of the Company Disclosure Schedule, excluding any Plan listed on Section 4.10(a) of the Company Disclosure Schedule, being the “Material Contracts”):

(i) all contracts and agreements with consideration paid or payable to the Company or any Company Subsidiary of more than $50,000;

(ii) all contracts and agreements with Suppliers to the Company or any Company Subsidiary, including those relating to the design, development, manufacture or sale of Products of the Company or any Company Subsidiary, for expenditures paid or payable by the Company or any Company Subsidiary of more than $50,000;

(iii) (A) any contract for the employment or engagement of any director, officer, employee, or consultant of the Company or any Company Subsidiary that is not immediately terminable by the Company at-will without notice, severance, penalty or other material cost and (B) any contract with any current or former director, officer, employee, consultant or other person, providing for retention payments, change of control payments, accelerated vesting or any other payment or benefit that may or will become due as a result of the Merger or any other Transaction;

(iv) all contracts or agreements involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Company Subsidiary or income or revenues related to any Product of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party;

(v) all contracts and agreements evidencing indebtedness for borrowed money, and any pledge agreements, security agreements or other collateral agreements in which the Company or any Company Subsidiary granted to any person a security interest in or lien on any of the property or assets of the Company or any Company Subsidiary, and all agreements or instruments guarantying the debts or other obligations of any person;

(vi) all contracts establishing any partnership, joint venture, strategic alliance or other collaboration or similar arrangement between the Company or any Company Subsidiary, on the one hand, and any third party, on the other hand, including with respects to the Products;

(vii) all contracts and agreements with any Governmental Authority to which the Company or any Company Subsidiary is a party;

(viii) all contracts with third party payors;

(ix) all contracts and agreements that (i) limit, or purport to limit, the ability of the Company or any Company Subsidiary to engage or compete in any line of business or with any person or entity or in any geographic or therapeutic area or during any period of time including noncompetition, and standstill obligations, exclusivity rights, and “most favored nation” provisions, or (ii) require the Company or any Subsidiary to purchase all or substantially all of its requirements for a particular product or service from a vendor, supplier, or subcontractor or to make periodic minimum purchases of a particular product or service from a vendor, supplier, or subcontractor;

(x) all contracts or arrangements that result in any person or entity holding a power of attorney from the Company or any Company Subsidiary that relates to the Company, any Company Subsidiary or their respective business;

(xi) all Leases, and all leases or master leases of personal property;

(xii) all contracts required to be listed in Section 4.14(b) of the Company Disclosure Schedule;

(xiii) all contracts which involve the license or grant of rights by the Company or any Company Subsidiary to a third party of Company-Owned IP (other than non-exclusive licenses granted to customers or service providers in the ordinary course of business or that are merely incidental to, and not the primary purpose of, the contract);

(xiv) all contracts or agreements under which the Company or any Company Subsidiary has agreed to purchase goods or services from a vendor, Supplier or other person on a preferred supplier or “most favored supplier” basis or which otherwise establishes any exclusive sale or distribution obligation with respect to any Product or geographic area;

(xv) all contracts which obligate the Company or any Company Subsidiary to pay any royalty, revenue share or commission;

(xvi) all agreements for the development of Company-Owned IP for the benefit of the Company (other than employee invention assignment and confidentiality agreements and consulting agreements entered into in the ordinary course of business);

(xvii) all contracts and agreements that relate to the direct or indirect acquisition or disposition of any securities, business or asset (whether by merger, sale of stock, sale of assets or otherwise);

(xviii) all contracts and agreements relating to a Company Interested Party Transaction;

(xix) all contracts under which any broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions, or which has a fee tail still in effect, based upon arrangements made by or on behalf of the Company or any Company Subsidiary;

(xx) all contracts not cancellable by the Company or the applicable Company Subsidiary with no more than sixty (60) days’ notice if the effect of such cancellation would result in monetary penalty pursuant to the terms of such contract; and

(xxi) all contracts and agreements involving any resolution or settlement of any actual or threatened Action or other dispute or impose continuing obligations on the Company or any Company Subsidiary, including injunctive or other non-monetary relief.

(b) (i) each Material Contract is a legal, valid and binding obligation of the Company or the applicable Company Subsidiary and, to the knowledge of the Company, the other parties thereto, subject to the Remedies Exceptions, and neither the Company nor any Company Subsidiary is in material breach or violation of, or material default under, any Material Contract nor has the Company received any notice that any Material Contract has been canceled by the applicable counterparty or such counterparty intends to cancel any Material Contract; (ii) to the Company’s knowledge, no other party is in material breach or violation of, or material default under, any Material Contract; and (iii) the Company and the Company Subsidiaries have not received any written, or to the Company’s knowledge, oral notice or claim of any such breach, violation or default under any such Material Contract, in each of the foregoing clauses (i)-(iii). The Company has made available to Acquiror true and complete copies of all Material Contracts, including any amendments thereto

4.18 Customers, Vendors and Suppliers. Section 4.18 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, (i) each contract or agreement between the Company or a Company Subsidiary and a customer of the Company or such Company Subsidiary (collectively, the “Customers”) and (ii) the top twenty (20) suppliers of the Company based on the aggregate consideration paid by the Company and the Company Subsidiaries for goods and services rendered by such supplier to the Company and the Company Subsidiaries during the trailing twelve (12)-month period ending June 30, 2023 (collectively, the “Material Suppliers”). None of the Customers or the Material Suppliers has notified the Company in writing, or to the knowledge of the Company, verbally that it will discontinue, materially alter or adversely modify its relationship with the Company, and Company Subsidiary or their respective businesses.

4.19 Insurance.

(a) Section 4.19(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, with respect to each insurance policy under which the Company or any Company Subsidiary is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium most recently charged.

(b) With respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

4.20 Board Approval; Vote Required. The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement and declared its advisability and approved the Transactions (including the Merger), and (c) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Transactions (including the Merger) and directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the Company Stockholders. The Company Stockholder Approval is the only vote of the holders of any class or series of capital stock or other securities of the Company necessary to adopt this Agreement and approve the Transactions. The Written Consent, if executed and delivered, would qualify as the Requisite Company Stockholder Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and approve the Transactions.

4.21 Certain Business Practices.

(a) None of the Company, any Company Subsidiary, any of their respective directors, officers, or employees, or to the Company’s knowledge, agents, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of any applicable Anti-Corruption Law; or (iii) made any payment in the nature of criminal bribery.

(b) None of the Company, any Company Subsidiary, any of their respective directors, officers, or employees, or to the Company’s knowledge, agents (i) is or has been a Sanctioned Person; (ii) has transacted business with or for the benefit of any Sanctioned Person or has otherwise violated applicable Sanctions; or (iii) has violated any Ex-Im Laws.

(c) There are no, and there have never been, any internal or external investigations, audits, actions or proceedings pending, or any voluntary or involuntary disclosures made to a Governmental Authority, with respect to any apparent or suspected violation by the Company, any Company Subsidiary, or any of their respective officers, directors, employees, or agents with respect to any Anti-Corruption Laws, Sanctions, or Ex-Im Laws.

4.22 Interested Party Transactions; Side Letter Agreements.

(a) Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, officer or other Affiliate of the Company or any Company Subsidiary, or any immediate family member of any of the foregoing, to the Company’s knowledge, has or has had, directly or indirectly: (i) an economic interest in any person (other than the Company) that has furnished or sold, or furnishes or sells, services or Products that the Company or any Company Subsidiary furnishes or sells, or proposes to furnish or sell; (ii) an economic interest in any person (other than the Company) that purchases from or sells or furnishes to, the Company or any Company Subsidiary, any goods or services; (iii) a beneficial interest in any contract or agreement disclosed in Section 4.17(a) of the Company Disclosure Schedule; or (iv) any contractual or other arrangement with the Company or any Company Subsidiary, other than customary indemnity arrangements (each, a “Company Interested Party Transaction”, and each contract providing for a Company Interested Party Transaction and set forth on Section 4.22(a) of the Company Disclosure Schedule, an “Interested Party Agreement”); provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.22. The Company and the Company Subsidiaries have not (x) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (y) materially modified any term of any such extension or maintenance of credit. There are no contracts or arrangements between the Company or any Company Subsidiary and any family member of any director, officer or other Affiliate of the Company or any Company Subsidiary.

(b) Section 4.22(b) of the Company Disclosure Schedule sets forth a true and complete list of all transactions, contracts, side letters, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any other person, on the other hand, which grant or purport to grant any board observer, management or similar rights (collectively, the “Side Letter Agreements”).

4.23 Exchange Act. Neither the Company nor any Company Subsidiary is currently (nor has either previously been) subject to the requirements of Section 12 of the Exchange Act.

4.24 Brokers. No broker, finder or investment banker is entitled to any brokerage or finder’s fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Except as set forth in the Acquiror SEC Reports or Acquiror’s disclosure schedule delivered by Acquiror in connection with this Agreement (the “Acquiror Disclosure Schedule”) (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Acquiror SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements,” “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing disclosed in such an Acquiror SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.01 (Corporate Organization.), Section 5.03 (Capitalization.) and Section 5.04 (Authority Relative to This Agreement)), Acquiror hereby represents and warrants to the Company as follows (provided that no representation or warranty by Acquiror shall apply to any statement or information in the Acquiror SEC Reports that relates to the topics referenced in the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” from the Securities and Exchange Commission (the “SEC”) on April 12, 2021 (or any subsequent guidance, statements or interpretations issued by the SEC, the Staff or otherwise relating thereto) (the “SEC Statement”) nor shall any correction, amendment or restatement of Acquiror’s financial statements due wholly or in part to the SEC Statement, nor any other effects that relate to or arise out of, or are in connection with or in response to, the SEC Statement or any changes in accounting or disclosure related thereto, be deemed to be a breach of any representation or warranty by Acquiror):

5.01 Corporate Organization.

(a) Each of Acquiror and Merger Sub is a corporation or company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Acquiror and Merger Sub is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have an Acquiror Material Adverse Effect.

(b) Merger Sub is the only Subsidiary of Acquiror. Except for Merger Sub, Acquiror does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person. Merger Sub does not have any Subsidiaries or own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

5.02 Organizational Documents. Each of Acquiror and Merger Sub has heretofore furnished to the Company complete and correct copies of the Acquiror Organizational Documents and the Merger Sub Organizational Documents. The Acquiror Organizational Documents and the Merger Sub Organizational Documents are in full force and effect. Neither Acquiror nor Merger Sub is in violation in any material respect of any of the provisions of the Acquiror Organizational Documents or the Merger Sub Organizational Documents.

5.03 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of Acquiror consists of (i) 500,000,000 Acquiror Class A Ordinary Shares, (ii) 50,000,000 Acquiror Class B Ordinary Shares and (iii) 5,000,000 preference shares, par value $0.0001 per share, of Acquiror (“Acquiror Preferred Shares”). As of the date of this Agreement (iv) 4,646,574 Acquiror Class A Ordinary Shares are issued and outstanding, (v) 7,736,268 Acquiror Class B Ordinary Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (vi) no Acquiror Class A Ordinary Shares or Acquiror Class B Ordinary Shares are held in the treasury of Acquiror, and (vii) 16,441,034 Acquiror Class A Ordinary Shares are issuable under the exercise of Acquiror Warrants. As of the date of this Agreement, there are no Acquiror Preferred Shares issued and outstanding. Each Acquiror Warrant is exercisable for one Acquiror Class A Ordinary Share at an exercise price of $11.50, subject to the terms of such Acquiror Warrant and the Acquiror Warrant Agreement.

(b) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share (the “Merger Sub Common Stock”). As of the date hereof, 1,000 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Acquiror free and clear of all Liens, other than transfer restrictions under applicable securities laws and the Merger Sub Organizational Documents.

(c) All outstanding Acquiror Units, Acquiror Class A Ordinary Shares, Acquiror Class B Ordinary Shares and Acquiror Warrants have been issued and granted in compliance in all material respects with all applicable securities laws and other applicable Laws.

(d) The Per Share Merger Consideration being delivered by Acquiror hereunder shall be duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities laws and the Acquiror Organizational Documents.

(e) Except for this Agreement, the Acquiror Warrants and the shares of Acquiror Founders Stock, as of the date hereof, Acquiror has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Acquiror or obligating Acquiror to issue or sell any shares of, or other equity interests in, Acquiror. All Acquiror Class A Ordinary Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither Acquiror nor any Subsidiary of Acquiror is a party to, or otherwise bound by, and neither Acquiror nor any Subsidiary of Acquiror has granted, any equity appreciation rights, participations, phantom equity or similar rights. As of the date hereof, Acquiror is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of Acquiror Common Stock or any of the equity interests or other securities of Acquiror or any of its Subsidiaries. Except with respect to the Redemption Rights and the Acquiror Warrants, there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any shares of Acquiror Common Stock. There are no outstanding contractual obligations of Acquiror to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

5.04 Authority Relative to This Agreement. Each of Acquiror and Merger Sub have all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which they are a party, to perform its obligations hereunder and thereunder and to consummate the Transactions, in each case, subject to obtainment of the Acquiror Shareholders Approval. The execution and delivery of this Agreement by each of Acquiror and Merger Sub and the consummation by each of Acquiror and Merger Sub of the Transactions have been, and each Ancillary Agreement to which they are a party will be, duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Acquiror or Merger Sub are necessary to authorize this Agreement and each Ancillary Agreement to which they are a party or to consummate the Transactions (other than (a) with respect to the Domestication and the filing and recordation of appropriate documents as required by the Companies Act, (b) the Merger, (c) the Acquiror Shareholders Approval, (d) the approval and adoption of this Agreement by Acquiror, as the sole stockholder of Merger Sub, (e) the filing and recordation of appropriate merger documents as required by the DGCL and (f) with respect to the issuance of Acquiror Common Stock and adoption of the Acquiror Certificate of Incorporation, the approval of a majority of the then-outstanding shares of Acquiror Common Stock). This Agreement has been duly and validly executed and delivered by Acquiror and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Acquiror or Merger Sub, enforceable against Acquiror or Merger Sub in accordance with its terms subject to the Remedies Exceptions. The Acquiror Board has approved this Agreement and the Transactions, and such approvals are sufficient so that any restrictions on business combinations set forth in the Acquiror Charter, if any, shall not apply to the Merger, this Agreement, any Ancillary Agreement or any of the other Transactions.

5.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of Acquiror and Merger Sub do not, and the performance of this Agreement by each of Acquiror and Merger Sub will not, (i) conflict with or violate the Acquiror Organizational Documents or the Merger Sub Organizational Documents, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made (including in connection with the Domestication and the applicable requirements and required approval of the Cayman Registrar), conflict with or violate any Law applicable to Acquiror or Merger Sub or by which any of their properties or assets are bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Acquiror or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub or any of their properties or assets are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have an Acquiror Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Acquiror and Merger Sub do not, and the performance of this Agreement by each of Acquiror and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate merger and other documents as required by the Companies Act or DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Acquiror or Merger Sub from performing its material obligations under this Agreement.

5.06 Compliance. Neither Acquiror nor Merger Sub is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to Acquiror or Merger Sub or by which any property or asset of Acquiror or Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub or any property or asset of Acquiror or Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have an Acquiror Material Adverse Effect. Each of Acquiror and Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Acquiror or Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted.

5.07 SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) Acquiror has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the SEC since March 4, 2021, together with any amendments, restatements or supplements thereto (collectively, the “Acquiror SEC Reports”). As of their respective filing dates, the Acquiror SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, in the case of any Acquiror SEC Report that is a registration statement, or include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the case of any other Acquiror SEC Report.

(b) Each of the financial statements (including, in each case, any notes thereto) contained in the Acquiror SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of Acquiror as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which, individually or in the aggregate, have not been, and would not reasonably be expected to be, material). Acquiror has no off-balance sheet arrangements that are not disclosed in the Acquiror SEC Reports.

(c) Except as and to the extent set forth in the Acquiror SEC Reports, neither Acquiror nor Merger Sub has any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations arising in the ordinary course of Acquiror’s and Merger Sub’s business.

(d) Acquiror is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(e) Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror and other material information required to be disclosed by Acquiror in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Acquiror’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act.

(f) Acquiror maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that Acquiror maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements.

(g) There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror, and Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Neither Acquiror (including, to the knowledge of Acquiror, any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any material weakness or significant deficiency in the system of internal accounting controls utilized by Acquiror, (ii) any fraud that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) as of the date hereof, any claim or allegation regarding any of the foregoing.

(i) As of the date hereof, there are no outstanding comments from the SEC with respect to the Acquiror SEC Reports. To the knowledge of Acquiror, none of the Acquiror SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

5.08 Business Activities; Absence of Certain Changes or Events.

(a) Since its incorporation, Acquiror has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Acquiror Organizational Documents, there is no agreement, commitment or Governmental Order binding upon Acquiror or to which Acquiror is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or any acquisition of property by Acquiror or the conduct of business by Acquiror as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have an Acquiror Material Adverse Effect.

(b) Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, Acquiror has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, any contract or transaction which constitutes a Business Combination.

(c) Since its incorporation, Merger Sub has not conducted any business activities other than activities directed toward the accomplishment of the Merger. Except as set forth in Merger Sub’s organizational documents, there is no agreement, commitment, or Governmental Order binding upon Merger Sub or to which Merger Sub is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Merger Sub or any acquisition of property by Merger Sub or the conduct of business by Merger Sub as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have an Acquiror Material Adverse Effect.

(d) Except as set forth on Section 5.08(d) of the Acquiror Disclosure Schedule, as of the date of this Agreement, there is no liability, debt or obligation of Acquiror or its Subsidiaries or any Acquiror Transaction Cost (other than any such liabilities, debts or obligations that are not and would not be, in the aggregate, material to Acquiror and its Subsidiaries, taken as a whole), except (i) as reflected or reserved for on Acquiror’s unaudited condensed balance sheet for the period ended March 31, 2023 (the “Acquiror Balance Sheet Date”) or that have arisen since the Acquiror Balance Sheet Date in the ordinary course of business of Acquiror and its Subsidiaries or (ii) any loan from the Sponsor or an Affiliate thereof or certain of Acquiror’s officers and directors to finance Acquiror’s transaction costs in connection with the Transactions or other expenses unrelated to the Transactions.

(e) Except with respect to this Agreement and the Transactions, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(f) Merger Sub was formed solely for the purpose of effecting the Merger and has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation and the Transactions.

(g) Since December 31, 2022, except as expressly contemplated by this Agreement, (i) Acquiror has conducted its business in all material respects in the ordinary course and in a manner consistent with past practice, other than due to any actions taken due to any COVID-19 Measures, (ii) Acquiror has not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of its material assets, (iii) there has not been an Acquiror Material Adverse Effect, and (iv) Acquiror has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.02.

(h) None of Acquiror, Merger Sub, any of their respective directors or officers, or to the Acquiror’s knowledge, agents, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of any applicable Anti-Corruption Law; or (iii) made any payment in the nature of criminal bribery, in each of the foregoing clauses (i)-(iii) except as would not reasonably be expected to result in material liability to Acquiror or Merger Sub.

(i) None of Acquiror, Merger Sub, any of their respective directors or officers, or to the Acquiror’s knowledge, agents (i) is or has been a Sanctioned Person; (ii) has transacted business with or for the benefit of any Sanctioned Person or has otherwise violated applicable Sanctions; or (iii) has violated any Ex-Im Laws, in each of the foregoing clauses (i)-(iii) except as would not reasonably be expected to result in material liability to Acquiror or Merger Sub.

(j) There are no, and there have never been, any internal or external investigations, audits, actions or proceedings pending, or any voluntary or involuntary disclosures made to a Governmental Authority, with respect to any apparent or suspected violation by Acquiror or Merger Sub, or any of their respective officers, directors, employees, or agents with respect to any Anti-Corruption Laws, Sanctions, or Ex-Im Laws, except as would not reasonably be expected to result in material liability to Acquiror or Merger Sub.

5.09 Absence of Litigation. There is no material Action pending or, to the knowledge of Acquiror, threatened against Acquiror, or any property or asset of Acquiror, before any Governmental Authority. Neither Acquiror nor any material property or asset of Acquiror is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Acquiror, continuing investigation by, any Governmental Authority.

5.10 Board Approval; Vote Required.

(a) The Acquiror Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions (including the Merger) are in the best interests of Acquiror, (ii) approved this Agreement and the Transactions (including the Merger) and declared their advisability, (iii) recommended that the shareholders of Acquiror approve and adopt this Agreement and the Merger, and directed that this Agreement and the Transactions (including the Merger), be submitted for consideration by the shareholders of Acquiror at the Acquiror General Meeting.

(b) The only vote of the holders of any class or series of capital stock of Acquiror necessary to approve the Transactions is the affirmative vote of the holders of a majority of the outstanding shares of Acquiror Common Stock, voting as a single class.

(c) The Merger Sub Board, by resolutions duly adopted by written consent and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Merger are fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved this Agreement and the Merger and declared their advisability, (iii) recommended that the sole stockholder of Merger Sub approve and adopt this Agreement and approve the Merger and directed that this Agreement and the Transactions be submitted for consideration by the sole stockholder of Merger Sub.

(d) The only vote of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement, the Merger and the other transactions contemplated by this Agreement is the affirmative vote of the holders of a majority of the outstanding shares of Merger Sub Common Stock.

5.11 No Prior Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than as contemplated by this Agreement.

5.12 Brokers. Except as set forth on Section 5.12 of the Acquiror Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Acquiror or Merger Sub. Acquiror has provided the Company with a true and complete copy of all contracts, agreements and arrangements, including its engagement letters with the entities listed on Section 5.12 of the Acquiror Disclosure Schedule, other than those that have expired or terminated and as to which no further services are contemplated thereunder to be provided in the future.

5.13 Acquiror Trust Fund. As of the date of this Agreement, Acquiror has no less than $48,590,022.14 in the trust fund established by Acquiror for the benefit of its public shareholders (the “Trust Fund”) maintained in a trust account (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of March 4, 2021, between Acquiror and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable against Acquiror and the Trustee in accordance with its terms, subject to the Remedies Exceptions. Acquiror has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Acquiror or, to the knowledge of Acquiror, the Trustee. There are no separate contracts, agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied): (i) between Acquiror and the Trustee that would cause the description of the Trust Agreement in the Acquiror SEC Reports to be inaccurate in any material respect; or (ii) that would entitle any person (other than shareholders of Acquiror who shall have elected to redeem their shares of Acquiror Common Stock pursuant to the Acquiror Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (1) to pay income and franchise Taxes from any interest income earned in the Trust Account; and (2) upon the exercise of Redemption Rights in accordance with the provisions of the Acquiror Organizational Documents. To Acquiror’s knowledge, as of the date of this Agreement, following the Effective Time, no shareholder of Acquiror shall be entitled to receive any amount from the Trust Account except to the extent such shareholder is exercising its Redemption Rights. There are no Actions pending or, to the knowledge of Acquiror, threatened in writing with respect to the Trust Account. Upon consummation of the Merger and notice thereof to the Trustee pursuant to the Trust Agreement, Acquiror shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to Acquiror as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however, that the liabilities and obligations of Acquiror due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (i) to shareholders of Acquiror who shall have exercised their Redemption Rights, (ii) with respect to filings, applications or other actions taken pursuant to this Agreement required under Law, (iii) to the Trustee for fees and costs incurred in accordance with the Trust Agreement, and (iv) to third parties (e.g., professionals, printers, etc.) who have rendered services to Acquiror in connection with its efforts to effect the Merger. As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its obligations hereunder, Acquiror has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror at the Effective Time.

5.14 Employees and Employee Benefit Plans. Other than any officers as described in the Acquiror SEC Reports, Acquiror, its Subsidiaries, and Merger Sub have no employees, and have not retained any contractors other than consultants and advisors in the ordinary course of business. Other than reimbursement of any out-of-pocket expenses incurred by Acquiror’s officers and directors in connection with activities on Acquiror’s behalf in an aggregate amount not in excess of the amount of cash held by Acquiror outside of the Trust Account, Acquiror has no unsatisfied material liability with respect to any officer or director. Acquiror and Merger Sub have never and do not currently maintain, sponsor, or contribute to any Employee Benefit Plan.

5.15 Taxes.

(a) (i) All income and other material Tax Returns required by Law to be filed by the Acquiror and Merger Sub have been duly filed and all such filed Tax Returns are complete and accurate in all material respects; (ii) all material amounts of Taxes due and payable by the Acquiror and Merger Sub (whether or not reflected on any Tax Return) have been duly paid; (iii) there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Acquiror and Merger Sub; (iv) neither the Acquiror nor Merger Sub is engaged in any audit, administrative proceeding or judicial proceeding, in each case, that is material, with respect to Taxes; (v) neither the Acquiror nor Merger Sub is the subject of any assessment, audit, examination, investigation, dispute, claim or other proceeding with respect to Taxes for a Tax period for which the statute of limitations for assessment remains open and no such assessment, audit, examination, investigation, dispute, claim or other proceeding has been proposed or threatened in writing; (vi) all material deficiencies for Taxes asserted or assessed in writing against the Acquiror or Merger Sub have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn.

(b) Neither Acquiror nor Merger Sub is a party to, is bound by or has any material obligation to any Governmental Authority or other person under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) with any person (other than Acquiror or Merger Sub) or has a potential liability or obligation to any such person (other than Acquiror or Merger Sub) as a result of or pursuant to any such agreement, contract, arrangement or commitment, in each case, other than an agreement, contract, arrangement or commitment not primarily relating to Taxes).

(c) Neither the Acquiror nor Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in a method of accounting (or use of an improper method of accounting) on or prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Closing; (iii) installment sale or open transaction disposition made on or prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) entered into or created prior to the Closing; or (v) prepaid amount or deferred revenue received on or prior to the Closing outside the ordinary course of business.

(d) Each of Acquiror and Merger Sub has (i) withheld or deducted all material amounts of Taxes required to have been withheld or deducted in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or other third party, (ii) duly and timely remitted (or is properly holding for remittance) such amounts to the appropriate Tax authority, and (iii) complied in all material respects with all applicable Laws relating to Tax withholding, including all material reporting and recordkeeping requirements.

(e) Neither the Acquiror nor Merger Sub has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group of which the Acquiror was the common parent).

(f) Neither the Acquiror nor Merger Sub has any material liability for the Taxes of any person (other than the Acquiror or Merger Sub) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), or as a transferee, successor, by contract or otherwise (except for liabilities pursuant to contracts not primarily relating to Taxes).

(g) Neither the Acquiror nor Merger Sub has (i) any request for a ruling in respect of material Taxes pending between the Acquiror or Merger Sub, on the one hand, and any Tax authority, on the other hand or (ii) entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreements with a Taxing authority in respect of material Taxes, in each case, that will be in effect after the Closing.

(h) Neither the Acquiror nor Merger Sub has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for income tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(i) Neither Acquiror nor Merger Sub has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) There are no Liens with respect to Taxes on any assets of Acquiror or Merger Sub except for Permitted Liens.

(k) Each of Acquiror and Merger Sub is, and has been at all times since formation, treated as a C corporation for U.S. federal income tax purposes.

(l) Neither the Acquiror nor Merger Sub has received written notice from a non-United States Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized or formed.

(m) Neither the Acquiror nor Merger Sub has received written notice of any claim from a Tax authority in a jurisdiction in which the Acquiror or any of its Subsidiaries does not file Tax Returns stating that the Acquiror or its Subsidiaries is or may be subject to Tax in such jurisdiction.

5.16 Registration and Listing. The issued and outstanding Acquiror Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “DHCAU”. The issued and outstanding Acquiror Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “DHCA”. The issued and outstanding Acquiror Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol

“DHCAW”. As of the date of this Agreement, there is no Action pending or, to the knowledge of Acquiror, threatened in writing against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Units, the Acquiror Class A Ordinary Shares, or Acquiror Warrants or terminate the listing of Acquiror on Nasdaq. None of Acquiror or any of its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Units, the Acquiror Class A Ordinary Shares, or the Acquiror Warrants under the Exchange Act.

5.17 Interested Party Transaction. Except as described in the Acquiror SEC Reports or in connection with any loan from the Sponsor or an Affiliate thereof or certain of Acquiror’s officers and directors to finance Acquiror’s transaction costs in connection with the Transactions or other expenses unrelated to the Transactions, or otherwise set forth on Section 5.17 of the Acquiror Disclosure Schedule, there are no transactions, contracts, side letters, arrangements or understandings between Acquiror or Merger Sub, on the one hand, and any director, officer, employee, shareholder, warrant holder or Affiliate of Acquiror or Merger Sub, on the other hand (each, a “Acquiror Interested Party Transaction”).

5.18 Opinion of Financial Advisor. The Acquiror Board has received an opinion of Houlihan Capital, LLC to the effect that, as of September 7, 2023 and subject to the assumptions, qualifications, limitations and other matters set forth therein, the number of Company Merger Shares is fair, from a financial point of view, to shareholders of Acquiror other than the Sponsor. It is agreed and understood that such opinion is for the benefit of the Acquiror Board and may not be relied upon by the Company, and such opinion has not been withdrawn, revoked or otherwise modified. Promptly following the execution of this Agreement, Acquiror shall deliver or make available to the Company a copy of the opinion for informational purposes only.

5.19 Acquiror’s and Merger Sub’s Reliance. Neither Acquiror nor Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, or the accuracy or completeness thereof, made by the Company or any Company Subsidiary or any of their respective Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule) or in the corresponding representations and warranties contained in the certificate delivered pursuant to Section 8.02(d). Neither the Company nor any of its respective stockholders, Affiliates or Representatives shall have any liability to Acquiror, Merger Sub or any of their respective stockholders, Affiliates or Representatives resulting from the use of any information, documents or materials made available to Acquiror or Merger Sub or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or in any certificate delivered by the Company pursuant to this Agreement. Acquiror and Merger Sub acknowledge that, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any of its stockholders, Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company or any Company Subsidiary.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

6.01 Conduct of Business by the Company Pending the Merger.

(a) The Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement (the “Interim Period”), except as (1) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement or (2) required by applicable Law, unless Acquiror shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) the Company shall, and shall cause the Company Subsidiaries to, conduct their respective businesses in the ordinary course of business; and

(ii) the Company shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, key employees and consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations.

(b) By way of amplification and not limitation, except as (1) expressly contemplated by any other provision of this Agreement, or (2) required by applicable Law, the Company shall not, and shall cause each Company Subsidiary not to, during the Interim Period, do any of the following without the prior written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend or otherwise change the certificate of incorporation, bylaws or other organizational documents of the Company or any Company Subsidiary;

(ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(iii) issue, sell, pledge, dispose of, grant, encumber or exclusively license, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, or otherwise amend any terms of, (A) any shares of any class of capital stock of the Company or any Company Subsidiary, or any options, warrants, restricted stock units, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Company Subsidiary (other than the issuance of shares of Company Common Stock in connection with the Company Warrant Settlement or the issuance of the AFG Shares) or (B) any material assets of the Company or any Company Subsidiary, including Intellectual Property (other than Permitted Liens);

(iv) form any Subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture, partnership, business association or other similar arrangement with any other entity;

(v) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any capital stock of the Company or and Company Subsidiary;

(vi) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of capital stock of the Company or any Company Subsidiary;

(vii) (A) acquire (including by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof, in each case, other than a Company Subsidiary; (B) incur any indebtedness for borrowed money, or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or grant any security interest in any assets (other than Permitted Liens) of the Company or any Company Subsidiary; or (C) enter into any letter of intent, term sheet, or other arrangement with respect to any of the foregoing, whether or not binding on the Company;

(viii) make any loans, advances or capital contributions to, or investments in, any other person (including to any officers, directors, agents or consultants of the Company or any Company Subsidiary), make any change in existing borrowing or lending arrangements of the Company or any Company Subsidiary for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person, except (A) prepayments and deposits paid to suppliers of the Company or any Company Subsidiary in the ordinary course of business, (B) trade credit extended to customers of the Company or any Company Subsidiary in the ordinary course of business or (C) any indemnification obligation under the Company Articles of Incorporation or the Company’s bylaws or any indemnification agreement in which the Company or any of its Subsidiaries is a party, in each case, as in effect on the date hereof and disclosed on the Company Disclosure Schedule;

(ix) make any capital expenditures (or commit to making any capital expenditures), other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date of this Agreement, made available to Acquiror prior to the date hereof;

(x) acquire any fee interest in real property;

(xi) enter into, renew or amend in any respect any Company Interested Party Transaction (or any contractual or other arrangement, that if existing on the date of this Agreement, would have constituted a Company Interested Party Transaction);

(xii) except as otherwise required by Law or the terms of any Employee Benefit Plan in effect as of the date of this Agreement and set forth on Section 6.01(b)(xii) of the Company Disclosure Schedule, (A) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee, consultant or other service provider, (B) enter into or grant any new, or amend any existing, employment, retention, bonus, change in control, severance or termination agreement or Company Option with any current or former director, officer, employee, consultant or other service provider, (C)

accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee, consultant or other service provider, (D) grant any Company Option, restricted stock unit, restricted stock or other equity award, (E) establish or become obligated under any collective bargaining agreement or other contract or agreement with a labor union, trade union, works council, or other representative of employees, (F) hire any new employee or terminate the employment (other than for cause) of any employee, or (G) establish, determine or amend the vesting terms, including performance-based vesting terms, of any Company Option, or any restricted stock award that results from the exercise of a Company Option;

(xiii) adopt, amend or terminate any Plan or any Employee Benefit Plan that would be a Plan if in effect as of the date hereof, except (A) as may be required by applicable Law, (B) as is required in order to consummate the Transactions, or (C) in connection with the health and welfare plan renewals in the ordinary course of business; provided that such renewals do not increase the cost to the Company or any Company Subsidiary of providing such benefits;

(xiv) waive the restrictive covenant obligation of any employee of the Company or any Company Subsidiary;

(xv) make any material change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof;

(xvi) (A) file any federal, state or local income Tax Return or other material Tax Return in a manner inconsistent with past practice, (B) file any amended Tax Return, (C) adopt or change any method of Tax accounting, (D) make, change or rescind any Tax election, (E) settle or compromise any U.S. federal, state, local or non-U.S. Tax audit, assessment, claim or other controversy relating to Taxes, (F) knowingly surrender any claim for a refund of Taxes, (G) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement, or closing agreement with respect to any Tax (other than, in each case, an agreement the primary purpose of which does not relate to Taxes or an agreement among any of the Company and the Company Subsidiaries), (H) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment or (I) request any Tax ruling from a Tax authority;

(xvii) enter into new, or amend or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any Company Subsidiary’s material rights thereunder, in each case, in a manner that is adverse to the Company or any Company Subsidiary, taken as a whole, except in the ordinary course of business;

(xviii) enter into any contract, agreement or arrangement that obligates the Company or any Company Subsidiary to develop any Intellectual Property related to the business of the Company or the Products;

(xix) (A) acquire, license, sublicense, waive, covenant not to assert, pledge, sell, transfer, assign or otherwise dispose of, divest or spin-off any item of Company IP or other Intellectual Property used or held for use in the business of the Company or the Company Subsidiaries, in each case, other than non-exclusive licenses of commercially available third party Intellectual Property for the Company’s internal use in the ordinary course of business of the Company or the applicable Company Subsidiary, (B) abandon, relinquish, permit to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required to maintain and protect its interest in each and every material item of Company IP or other Intellectual Property used or held for use in the business of the Company or the Company Subsidiaries or (C) disclose or otherwise make available to any person who is not subject to a written agreement to maintain the confidentiality of any material trade secret included in the Company IP or other Intellectual Property used or held for use in the business of the Company or the Company Subsidiaries;

(xx) waive, release, assign, settle or compromise any Action;

(xxi) enter into any new line of business outside of the business currently conducted by the Company or the Company Subsidiaries as of the date of this Agreement;

(xxii) voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Company and any Company Subsidiaries and their assets and properties;

(xxiii) commence or file any Action against a third party; or

(xxiv) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Nothing herein shall require the Company to obtain consent from Acquiror to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in this Section 6.01 shall give to Acquiror, directly or indirectly, the right to control the Company or any of the Company Subsidiaries prior to the Closing Date. During the Interim Period, each of the Company and the Company Subsidiaries shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

6.02 Conduct of Business by Acquiror and Merger Sub Pending the Merger. Acquiror agrees that, during the Interim Period, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including effecting the Domestication) and except as required by applicable Law, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Acquiror shall, and shall cause Merger Sub to, conduct their respective businesses in the ordinary course of business. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement (including effecting the Domestication) and as required by applicable Law, neither Acquiror nor Merger Sub shall, during the Interim Period, directly or indirectly, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change the Acquiror Organizational Documents or the Merger Sub Organizational Documents in a manner that would adversely affect the Company or the holders of Company Common Stock, other than the Acquiror Certificate of Incorporation;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, stock, property or otherwise, with respect to any of its share capital or capital stock (as applicable), other than redemptions from the Trust Fund that are required pursuant to the Acquiror Organizational Documents;

(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the Acquiror Common Stock or Acquiror Warrants, except for redemptions from the Trust Fund and conversions of the Acquiror Founders Stock that are required pursuant to the Acquiror Organizational Documents;

(d) issue, sell, pledge, dispose of, grant, encumber or exclusively license, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of share capital or capital stock of Acquiror or Merger Sub, or any options, warrants, restricted stock units, convertible securities or other rights of any kind to acquire any shares of such share capital or capital stock, or any other ownership interest (including any phantom interest), of Acquiror or Merger Sub, in each case, except (i) in connection with the conversion of Acquiror Class B Ordinary Shares pursuant to the Acquiror Organizational Documents or (ii) with respect to any Additional Financing;

(e) acquire (including by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof or enter into a joint venture, partnership, business association or other similar arrangement with any other entity;

(f) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Acquiror, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except for any loan from the Sponsor, Acquiror’s officers or directors or their respective Affiliates in an aggregate amount not to exceed $1,000,000 to finance Acquiror’s transaction costs in connection with the Transactions or other expenses incurred in the ordinary course of business unrelated to the Transactions;

(g) make any loans, advances or capital contributions to, or investments in, any person (including to any officers, directors, agents or consultants of Acquiror or Merger Sub, other than expense advancement or reimbursement in the ordinary course of business of reasonable business expenses in compliance with Acquiror expense advancement and reimbursement policies);

(h) make any material change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof;

(i) (i) file any federal, state or local income Tax Return or other material amended Tax Return in a manner inconsistent with past practice, (ii) file any amended Tax Return, (iii) adopt or change any method of Tax accounting, (iv) make, change or rescind any Tax election, (v) settle or compromise any U.S. federal, state, local or non-U.S. Tax audit, assessment, claim or other controversy relating to Taxes, (vi) knowingly surrender any claim for a refund of Taxes, (vii) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement, or closing agreement with respect to any Tax (other than, in each case, an agreement the primary purpose of which does not relate to Taxes or an agreement between the Acquiror and Merger Sub), (viii) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment or (ix) request any Tax ruling from a Tax authority;

(j) liquidate, dissolve, reorganize or otherwise wind up the business and operations of Acquiror or Merger Sub;

(k) amend or modify the Trust Agreement or any other agreement related to the Trust Account;

(l) enter into, renew or amend in any material respect any Acquiror Interested Party Transaction (or any contractual or other arrangement, that if existing on the date of this Agreement, would have constituted an Acquiror Interested Party Transaction), except in connection with any loan from the Sponsor, Acquiror’s officers or directors or their respective Affiliates to finance Acquiror’s transaction costs in connection with the Transactions or other expenses incurred in the ordinary course of business unrelated to the Transactions;

(m) waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $50,000 individually or $100,000 in the aggregate;

(n) except as contemplated by the Omnibus Incentive Plan, adopt, enter into, sponsor, or contribute to any Employee Benefit Plan, employment contract, or collective bargaining agreement;

(o) make any material capital expenditures;

(p) enter into any new line of business outside of the business currently conducted by Acquiror as of the date of this Agreement;

(q) voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Acquiror and Merger Sub and their assets and properties; or

(r) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Nothing herein shall require Acquiror to obtain consent from the Company to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in this Section 6.02 shall give to the Company, directly or indirectly, the right to control Acquiror prior to the Closing Date. In addition, notwithstanding anything to the contrary in this Section 6.02, nothing in this Agreement shall prohibit or restrict Acquiror from extending, in accordance with the Acquiror Organizational Documents and the Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of the Company shall be required in connection therewith; provided that Acquiror shall provide to the Company drafts of all material documents related to an Extension and shall consider in good faith all reasonable comments to such documents provided by the Company. During the Interim Period, each of Acquiror and Merger Sub shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations.

6.03 Waiver of Claims Against Trust Account. Reference is made to the final prospectus of Acquiror, dated as of March 1, 2021 and filed with the SEC (File No. 333-252891) on March 3, 2021 (the “Prospectus”). The Company hereby represents and warrants that it has read the Prospectus and understands that Acquiror has established the Trust Account containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Acquiror’s public stockholders (including overallotment shares acquired by Acquiror’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the Prospectus, Acquiror may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their shares of Acquiror Common Stock in connection with the consummation of Acquiror’s initial Business Combination or in connection with an Extension, (b) to the Public Stockholders if Acquiror fails to consummate a Business Combination by December 4, 2023, subject to an Extension, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes or (d) to Acquiror after or concurrently with the consummation of a Business Combination. For and in consideration of Acquiror entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its controlled affiliates that, notwithstanding anything to the contrary in this Agreement, except as described in the preceding clause (d), neither the Company nor any of its controlled affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Acquiror or its Representatives, on the one hand, and the Company or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Company on behalf of itself and its affiliates hereby irrevocably waives any Released Claims that the Company or any of its affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Acquiror or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any Released Claim (including for an alleged breach of this Agreement or any other agreement with Acquiror or its affiliates). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Acquiror and its affiliates to induce Acquiror to enter into this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its controlled affiliates under applicable law. To the extent the Company or any of its controlled affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any Released Claim, which proceeding seeks, in whole or in part, monetary relief against Acquiror or its Representatives, the Company hereby acknowledges and agrees that the Company’s and its controlled affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Company or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.01 No Solicitation.

(a) During the Interim Period, the Company shall not, and shall cause the Company Subsidiaries not to and shall direct its and their respective Representatives acting on its or their behalf not to, directly or indirectly, (i) enter into, solicit, initiate, facilitate, encourage or continue any discussions or negotiations with, or encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any sale of material assets of the Company and its Subsidiaries taken as a whole or any of the Company’s outstanding capital stock or other equity securities of the Company or any conversion, consolidation, liquidation, dissolution or similar transaction involving the Company or any of the Company Subsidiaries other than with Acquiror and its Representatives (an “Alternative Transaction”), (ii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of the Company Subsidiaries, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Transaction, (iv) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Alternative Transaction or any proposal or offer that could reasonably be expected to lead to an Alternative Transaction, (v) commence, continue or renew any due diligence investigation regarding any Alternative Transaction, or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. The Company shall, and shall cause the Company Subsidiaries to and shall direct its and their respective Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction. The Company will promptly request each person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Alternative Transaction to return or destroy all Confidential Information furnished to such person by or on behalf of it prior to the date hereof.

(b) The Company shall notify Acquiror promptly in writing (but in no event later than twenty-four (24) hours) after receipt by the Company, any of the Company Subsidiaries or any of their respective Representatives of any inquiry or proposal with respect to an Alternative Transaction, any inquiry that would reasonably be expected to lead to an Alternative Transaction or any request for non-public information relating to the Company or any of the Company Subsidiaries or for access to the business, properties, assets, personnel, books or records of the Company or any of the Company Subsidiaries by any third party. In such notice, the Company shall identify the third party making any such inquiry, proposal, indication or request with respect to an Alternative Transaction and provide the details of the material terms and conditions of any such inquiry, proposal, indication or request. The Company shall keep Acquiror informed, on a reasonably current and prompt basis, of the status and material terms of any such inquiry, proposal, indication or request with respect to an Alternative Transaction, including the material terms and conditions thereof, any material amendments or proposed amendments.

(c) If the Company or any of the Company Subsidiaries or any of its or their respective Representatives receives any inquiry or proposal with respect to an Alternative Transaction during the Interim Period, then the Company shall promptly (and in no event later than twenty-four (24) hours after the Company becomes aware of such inquiry or proposal) notify such person in writing that the Company is subject to an exclusivity agreement with respect to the Alternative Transaction that prohibits them from considering such inquiry or proposal. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 7.01 by the Company or any of the Company Subsidiaries or its or their respective Affiliates or Representatives shall be deemed to be a breach of this Section 7.01 by the Company.

(d) During the Interim Period, each of Acquiror and Merger Sub shall not, and shall direct their respective Representatives acting on their behalf not to, directly or indirectly, (i) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any merger, consolidation, or acquisition of stock or assets or any other business combination involving Acquiror and any other corporation, partnership or other business organization other than the Company and Company Subsidiaries (an “Acquiror Alternative Transaction”), (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquiror Alternative Transaction, (iii) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Acquiror Alternative Transaction or any proposal or offer that could reasonably be expected to lead to an Acquiror Alternative Transaction, (iv) commence, continue or renew any due diligence investigation regarding any Acquiror Alternative Transaction, or (v) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. Each of Acquiror and Merger Sub shall, and shall direct their respective Affiliates and Representatives acting on their behalf to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Acquiror Alternative Transaction. The parties agree that any violation of the restrictions set forth in this Section 7.01 by Acquiror or Merger Sub or their respective Affiliates or Representatives shall be deemed to be a breach of this Section 7.01 by Acquiror and Merger Sub.

(e) Acquiror shall notify the Company promptly in writing (but in no event later than twenty-four (24) hours) after receipt by Acquiror or any of its Representatives of any inquiry or proposal with respect to an Acquiror Alternative Transaction, any inquiry that would reasonably be expected to lead to an Acquiror Alternative Transaction or any request for non-public information relating to Acquiror or for access to the business, properties, assets, personnel, books or records of Acquiror by any third party. In such notice, Acquiror shall identify the third party making any such inquiry, proposal, indication or request with respect to an Acquiror Alternative Transaction and provide the details of the material terms and conditions of any such inquiry, proposal, indication or request. Acquiror shall keep the Company informed, on a reasonably current and prompt basis, of the status and material terms of any such inquiry, proposal, indication or request with respect to an Acquiror Alternative Transaction, including the material terms and conditions thereof any material amendments or proposed amendments.

7.02 Registration Statement; Proxy Statement.

(a) As promptly as practicable after the date hereof, Acquiror (with the assistance and cooperation of the Company as reasonably requested by the Acquiror) shall prepare and Acquiror shall file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in connection with the registration under the Securities Act of the shares of Acquiror Common Stock to be issued to the stockholders of the Company pursuant to this Agreement, which shall include a prospectus containing a proxy statement in preliminary form (as amended or supplemented, the “Proxy Statement”) relating to the extraordinary general meeting of Acquiror (including any adjournment or postponement thereof, the “Acquiror General Meeting”) to be held to consider (A) approval and adoption of this Agreement, the Domestication and the Merger, (B) approval of the issuance of shares of Acquiror Common Stock as contemplated by this Agreement, (C) approval of the Acquiror Certificate of Incorporation and the Acquiror Bylaws, (D) the election of the individuals to be identified by the Company and Acquiror following the date of this Agreement, but prior to the effectiveness of the Registration Statement, to serve as members of the Acquiror Board in accordance with Section 7.15, (E) approval and adoption of an equity compensation plan, in form and substance reasonably satisfactory to the parties hereto (the “Omnibus Incentive Plan”), which shall provide for (1) an initial number of shares of Acquiror Common Stock reserved for issuance thereunder equal to five percent (5%) of the shares of Acquiror Common Stock outstanding as of immediately after the Effective Time (after taking into account the issuance of shares of Acquiror Common Stock under this Agreement and the redemptions of Acquiror Common Stock pursuant to the Redemption Rights) calculated on fully-diluted and outstanding basis (the “EIP Initial Share Reserve”) and (2) an automatic annual “evergreen” increase to such share reserve to be mutually agreed by the parties hereto prior to the initial filing of the Registration Statement (such proposal, the “Omnibus Incentive Plan Proposal”), (F) any other proposals the parties deem necessary to effectuate the Merger and (G) adjournment of the Acquiror General Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (clauses (A), (B), (C) and (F) collectively, the “Required Acquiror Proposals,” and together with clauses (D), (E), and (G), the “Acquiror Proposals”). Each of the Company and Acquiror shall furnish all information concerning such party as the other party may reasonably request in connection with such actions and the preparation of the Merger Materials. Acquiror and the Company each shall use their reasonable best efforts to (w) cause the Registration Statement, when filed with the SEC, to comply in all material respects with all legal requirements applicable thereto, (x) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Merger Materials, (y) cause the Registration Statement to be declared effective as promptly as practicable and (z) keep the Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Registration Statement, each of the Company and Acquiror shall take all actions necessary to cause the Merger Materials to be mailed to their respective stockholders or shareholders, as applicable, as of the applicable record date as promptly as practicable (and in any event within three (3) Business Days) following the date upon which the Registration Statement becomes effective. Each of the Company and Acquiror shall otherwise reasonably assist and cooperate with the other party in the preparation of the Merger Materials and the resolution of any comments received from the SEC. In furtherance of the foregoing, the Company (i) agrees to promptly provide Acquiror with all information concerning the business, management, operations and financial condition of the Company and the Company Subsidiaries, in each case, reasonably requested by Acquiror for inclusion in the Merger Materials and (ii) shall cause the officers and employees of the Company and the Company Subsidiaries to be reasonably available to Acquiror and its counsel in connection with the drafting of the Merger Materials and to respond in a timely manner to comments on the Merger Materials from the SEC. For purposes of this Agreement, the term “Merger Materials” means the Registration Statement, including the prospectus forming a part thereof, the Proxy Statement, and any amendments thereto.

(b) No filing of, or amendment or supplement to the Merger Materials will be made by Acquiror or the Company without the approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed). Acquiror and the Company will each advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, of the issuance of any stop order, of the suspension of the qualification of the Acquiror Common Stock to be issued or issuable to the stockholders of the Company in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Merger Materials or comments thereon and responses thereto or requests by the SEC for additional information and shall, as promptly as practicable after receipt thereof, supply the other party with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, or, if not in writing, a description of such communication, with respect to the Merger Materials or the Merger. No response to any comments from the SEC or the staff of the SEC relating to the Merger Materials will be made by Acquiror or the Company without the prior consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC.

(c) Acquiror represents that the information supplied by Acquiror for inclusion in the Merger Materials shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Merger Materials are mailed to its shareholders, (iii) the time of the Acquiror General Meeting and (iv) at the Effective Time, include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective

Time, any event or circumstance relating to Acquiror or Merger Sub, or their respective officers or directors, should be discovered by Acquiror which should be set forth in an amendment or a supplement to the Merger Materials, Acquiror shall promptly inform the Company.

(d) The Company represents that the information supplied by the Company for inclusion in the Merger Materials shall not, at (i) the time the Registration Statement is declared effective, (ii) the time Merger Materials are mailed to its stockholders, (iii) the time of the Acquiror General Meeting and (iv) at the Effective Time, include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Merger Materials, the Company shall promptly inform Acquiror.

7.03 Consent Solicitation; Written Consent; Lock-Up Agreements; Company Change in Recommendation.

(a) As promptly as practicable following the date upon which the Registration Statement becomes effective, and no later than two (2) Business Days following such date, the Company shall send a consent solicitation statement to each Company Stockholder (the “Consent Solicitation Statement”) and solicit a written consent in a form reviewed and approved by Acquiror in advance (which shall not be unreasonably withheld, conditioned or delayed) (the “Written Consent”) from each Company Stockholder to approve, by the requisite consent of the Company Stockholders pursuant to the Section 17-16-704 of the WBCA, the Company Articles of Incorporation and bylaws of the Company (the “Requisite Company Stockholder Approval”), this Agreement, the Merger and the other Transactions. In connection therewith, prior to the date upon which the Registration Statement becomes effective, the Company Board shall set a record date for determining the stockholders of the Company entitled to provide such Written Consent. The Company shall use reasonable best efforts to cause each Key Company Stockholder and each such other Company Stockholder necessary to obtain the Requisite Company Stockholder Approval to duly execute and deliver the Written Consent in respect of the shares of Company Stock beneficially owned by the Key Company Stockholders and such other Company Stockholders in accordance with Section 17-16-704 of the WBCA within two (2) Business Days of the Registration Statement becoming effective, including by taking all action necessary to enforce the Stockholder Support Agreements. As promptly as practicable following the execution and delivery of the Written Consent by the Key Company Stockholders and such other Company Stockholders to the Company, the Company shall deliver to Acquiror a copy of such Written Consent in accordance with Section 10.01. Promptly following the receipt of the Requisite Company Stockholder Approval via the Written Consent and delivery to Acquiror of a copy of such Written Consent in accordance with Section 10.01, the Company will prepare (subject to the reasonable approval of Acquiror) and deliver to the stockholders of the Company who have not executed and delivered the Written Consent the notice required by Section 17-16-704(f) of the WBCA and include a description of the appraisal rights of the stockholders of the Company available under Article 13 of the WBCA along with such other information as is required thereunder and pursuant to applicable Law. If any Key Company Stockholder or any other Company Stockholder necessary to obtain the Requisite Company Stockholder Approval fails to deliver the Written Consent to the Company within two (2) Business Days of the Registration Statement becoming effective (a “Written Consent Failure”), Acquiror shall have the right to terminate this Agreement as set forth in Section 9.01.

(b) During the Interim Period, the Company shall use commercially reasonable efforts to cause each Company Stockholder not listed on Section 1.01(a) of the Company Disclosure Schedule to enter into and duly execute the Lock-Up Agreement.

(c) The Consent Solicitation Statement shall include the Company Recommendation. Neither the Company Board nor any committee thereof shall: (i) withdraw, modify, amend or qualify (or propose to withdraw, modify, amend or qualify publicly) the Company Recommendation, or fail to include the Company Recommendation in the Consent Solicitation Statement; (ii) approve, recommend or declare advisable (or publicly propose to do so) any Alternative Transaction; (iii) fail to publicly announce, within three (3) Business Days after a tender offer or exchange offer relating to the equity securities of the Company shall have been commenced by any third party other than Acquiror and its Affiliates, a statement disclosing that the Company Board recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the Company Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the Company Board recommends rejection of such tender or exchange offer); or (iv) if requested by Acquiror, fail to issue, within three (3) Business Days after an Alternative Transaction (other than any tender offer or exchange offer) is publicly announced, a press release reaffirming the Company Recommendation (any action described in clauses (i) through (iv) being referred to as a “Company Change in Recommendation”).

(d) Notwithstanding (i) any Company Change in Recommendation, (ii) the making of any inquiry or proposal with respect to an Alternative Transaction or (iii) anything to the contrary contained herein, unless this Agreement has been earlier validly terminated in accordance with Section 9.01, (A) in no event shall the Company or any of the Company Subsidiaries execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Alternative Transaction or terminate this Agreement in connection therewith and (B) the Company shall otherwise remain subject to the terms of this Agreement, including the Company’s obligation to use reasonable best efforts to cause each Key Company Stockholder and each such other Company Stockholder necessary to obtain the Requisite Company Stockholder Approval to duly execute and deliver the Written Consent and to otherwise solicit the Requisite Company Stockholder Approval in accordance with Section 7.03(a).

7.04 Acquiror General Meeting; Merger Sub Stockholder’s Approval.

(a) Acquiror shall call and hold the Acquiror General Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the Acquiror Proposals; provided that Acquiror may postpone or adjourn the Acquiror General Meeting on one or more occasions for up to thirty (30) days in the aggregate upon the good faith determination by the Acquiror Board that such postponement or adjournment is reasonably necessary to solicit additional proxies to obtain approval of the Acquiror Proposals or otherwise take actions consistent with Acquiror’s obligations pursuant to Section 7.08. Acquiror shall use its reasonable best efforts to obtain the approval of the Acquiror Proposals at the Acquiror General Meeting, including by soliciting from its shareholders proxies as promptly as possible in favor of the Acquiror Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its shareholders, subject to the right of Acquiror to make an Acquiror Change in Recommendation pursuant to this Section 7.04(a). The Acquiror Board shall recommend to its shareholders that they approve the Acquiror Proposals (the “Acquiror Recommendation”) and shall include the Acquiror Recommendation in the Proxy Statement. Neither the Acquiror Board nor any committee thereof shall: (i) withdraw, modify, amend or qualify (or propose to withdraw, modify, amend or qualify publicly) the Acquiror Recommendation, or fail to include the Acquiror Recommendation in the Proxy Statement; or (ii) approve, recommend or declare advisable (or publicly propose to do so) any Acquiror Alternative Transaction (any action described in clauses (i) through (ii) being referred to as an “Acquiror Change in Recommendation”). Notwithstanding the foregoing, if the Acquiror Board, after consultation with its outside legal counsel, determines in good faith that failure to effect an Acquiror Change in Recommendation would be reasonably likely to be inconsistent with its fiduciary duties to the Acquiror under applicable Law, then the Acquiror Board may effect an Acquiror Change in Recommendation so long as Acquiror (to the extent lawful and reasonably practicable) first provides the Company with at least forty-eight (48) hours advance written notice of such withdrawal or modification.

(b) Notwithstanding (i) any Acquiror Change in Recommendation, (ii) the making of any inquiry or proposal with respect to an Acquiror Alternative Transaction or (iii) anything to the contrary contained herein, unless this Agreement has been earlier validly terminated in accordance with Section 9.01, (A) in no event shall Acquiror or Merger Sub execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Acquiror Alternative Transaction or terminate this Agreement in connection therewith and (B) Acquiror and Merger Sub shall otherwise remain subject to the terms of this Agreement, including Acquiror’s obligation to use reasonable best efforts to obtain the approval of the Acquiror Proposals at the Acquiror General Meeting in accordance with Section 7.04(a).

(c) Promptly following the execution of this Agreement, Acquiror shall approve and adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement, as the sole stockholder of Merger Sub.

7.05 Access to Information; Confidentiality.

(a) During the Interim Period, the Company and Acquiror shall (and shall cause their respective Subsidiaries to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its Subsidiaries as the other party or its Representatives may reasonably request.

Notwithstanding the foregoing, neither the Company nor Acquiror shall be required to provide access to or disclose information where the access or disclosure would jeopardize the protection of attorney-client privilege or contravene applicable Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

(b) All information obtained by the parties pursuant to this Section 7.05 shall be kept confidential in accordance with the non-disclosure agreement, dated February 2, 2023 (the “Confidentiality Agreement”), between Acquiror and the Company.

(c) Notwithstanding anything in this Agreement to the contrary, each party (and its respective Representatives) may consult any Tax advisor as is reasonably necessary regarding the Tax treatment and Tax structure of the Transactions and may disclose to such Tax advisor as is reasonably necessary such Tax treatment and Tax structure of the Transactions and all materials (including any Tax analysis) that are provided relating to such treatment or structure, in each case, in accordance with the Confidentiality Agreement.

7.06 Directors’ and Officers’ Indemnification.

(a) The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, exculpation, advancement or expense reimbursement than are set forth in the Company Articles of Incorporation or the bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by applicable Law. Acquiror further agrees that with respect to the provisions of the charter, bylaws or limited liability company agreements of the Company Subsidiaries relating to indemnification, exculpation, advancement or expense reimbursement, such provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of such Company Subsidiary, unless such modification shall be required by applicable Law. For a period of six (6) years from the Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director and officer of the Company or any Company Subsidiary against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law, the Company Articles of Incorporation or the bylaws of the Company, the charter, bylaws or limited liability company agreements of the Company Subsidiary, or any indemnification agreement in effect on the date of this Agreement to indemnify or exculpate such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).

(b) After the Domestication, the Acquiror Organizational Documents shall contain provisions no less favorable with respect to indemnification, exculpation, advancement or expense reimbursement than are set forth as of the date hereof in the Acquiror Organizational Documents and the Merger Sub Organizational Documents, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of Acquiror, unless such modification shall be required by applicable Law. Acquiror further agrees that with respect to the provisions of the Acquiror Organizational Documents as of the date hereof relating to indemnification, exculpation, advancement or expense reimbursement, such provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of Acquiror, unless such modification shall be required by applicable Law. For a period of six (6) years from the Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director and officer of Acquiror against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Acquiror would have been permitted under applicable Law, the Acquiror Organizational Documents or the Merger Sub Organizational Documents, or any indemnification agreement in effect on the date of this Agreement to indemnify or exculpate such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).

(c) Prior to the Effective Time, the Company shall purchase a prepaid “tail” policy (a “Company Tail Policy”) with respect to the Company’s current directors’ and officers’ liability insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier on terms not less favorable than the terms of such current insurance coverage, except that in no event shall the Company be required to pay an annual premium for such insurance in excess of 350% of the aggregate annual premium currently payable by the Company for such insurance policy for the year ended December 31, 2023 (the “Company Maximum Annual Premium”). Acquiror will be responsible for maintaining such “tail” policy in full force and effect for a period of no less than six (6) years after the Effective Time and continue to honor its obligations thereunder. If the Company is unable to obtain the “tail” policy, Company will instead obtain as much comparable insurance as possible for an annual premium equal to the Company Maximum Annual Premium.

(d) Prior to the Effective Time, the Acquiror shall purchase a prepaid “tail” policy (a “Acquiror Tail Policy”) with respect to the Acquiror’s current directors’ and officers’ liability insurance from an insurance carrier with the same or better credit rating as the Acquiror’s current directors’ and officers’ liability insurance carrier so long as the aggregate cost for such “tail” policy does not exceed 350% of the aggregate annual premium currently payable by Acquiror for such insurance policy for the year ended December 31, 2023 (the “Acquiror Maximum Annual Premium”). Acquiror will maintain such “tail” policy in full force and effect for a period of no less than six years after the Effective Time and continue to honor its obligations thereunder. If the Acquiror is unable to obtain the “tail” policy for an amount less than or equal to the Acquiror Maximum Annual Premium, Acquiror will instead obtain as much comparable insurance as possible for an annual premium equal to the Acquiror Maximum Annual Premium.

(e) With respect to any claims that may be made under the Company Tail Policy or the or the Acquiror Tail Policy, (i) prior to the Effective Time, Acquiror and the Company shall reasonably cooperate with the other party as reasonably requested by such other party, and (ii) after the Effective Time, Acquiror shall reasonably cooperate with any person insured by such policies as reasonably requested by such person.

(f) On the Closing Date, to the extent not already entered into, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing. For the avoidance of doubt, the indemnification agreements with the pre-Closing directors and officers of Acquiror in effect as of the date hereof and listed on Section 7.06(f) of the Acquiror Disclosure Schedule shall continue to be effective following the Closing, and Acquiror shall continue to honor its obligations thereunder.

7.07 Notification of Certain Reserved Matters. The Company shall give prompt notice to Acquiror, and Acquiror shall give prompt notice to the Company, of any event which a party hereto becomes aware of during the Interim Period the occurrence or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail.

7.08 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise, and each shall cooperate with the other, to consummate and make effective the Transactions, including using its reasonable best efforts to make all filings with, respond to questions from, obtain all permits, consents, approvals, authorizations, qualifications and orders of, provide all required notifications to, and cause the expiration or termination of waiting periods required by, Governmental Authorities and parties to contracts with the Company and the Company Subsidiaries as set forth in Section 4.05 necessary for the consummation of the Transactions and to fulfill the conditions to the Merger. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.

(b) During the Interim Period, each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. During the Interim Period, no party to this Agreement shall agree to participate in any meeting, video or telephone conference, or other communications with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting, conference or other communication. Subject to the terms of the Confidentiality Agreement, during the Interim Period, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the Transactions contemplated hereby that were made during the Interim Period. During the Interim Period, no party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

7.09 Public Announcements. The initial press release relating to this Agreement shall be a joint press release, the text of which has been agreed to by each of Acquiror and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX) unless otherwise prohibited by applicable Law or the requirements of the Nasdaq, each of Acquiror and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements (including through social media platforms) with respect to this Agreement, the Merger or any of the other Transactions, and shall not issue any such press release or make any such public statement (including through social media platforms) without the prior written consent of the other party. Furthermore, nothing contained in this Section 7.09 shall prevent Acquiror or the Company or its respective Affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other party in accordance with this Section 7.09.

7.10 Listing. Acquiror will use its reasonable best efforts to cause the Acquiror Common Stock issued in connection with the Transactions to be approved for listing on Nasdaq at the Closing. During the Interim Period, Acquiror shall use its reasonable best efforts to keep the Acquiror Units, Acquiror Class A Ordinary Shares and Acquiror Warrants listed for trading on the Nasdaq.

7.11 Antitrust.

(a) To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly make any required filing or application under Antitrust Laws, as applicable, and with respect to the HSR Act make any required filings no later than ten (10) Business Days after the date of this Agreement. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable.

(b) Acquiror and the Company each shall, in connection with its efforts to obtain all requisite approvals and expiration or termination of waiting periods for the Transactions under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other reasonably informed of any communication received by such party from, or given by such party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions, and promptly furnish the other with copies of all such written communications (with the exception of the filings, if any, submitted under the HSR Act); (iii) permit the other to review in advance any written communication to be given by it to, and consult with each other in advance of any meeting or video or telephonic conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give the other the opportunity to attend and participate in such in person, video or telephonic meetings and conferences; (iv) in the event a party is prohibited from participating in or attending any in person, video or telephonic meetings or conferences, the other shall keep such party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, or responding to requests or objections made by any Governmental Authority; provided, that materials required to be provided pursuant to this Section 7.11(b) may be restricted to outside counsel and may be redacted (A) to remove references concerning the valuation of the Company, (B) as necessary to comply with contractual arrangements, confidentiality obligations, or applicable Law, and (C) as necessary to protect against waiver of attorney-client privilege or other privilege due to disclosure.

(c) Notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.11 shall require the Company, the Acquiror or any of their respective Affiliates, to take any action, including selling, divesting or otherwise disposing of, licensing, holding separate, or otherwise restricting or limiting its freedom to operate with respect to, any business, products, rights, services, licenses, investments, or assets, of the Company, the Acquiror or their respective Affiliates, or investment of the Company, the Acquiror or their respective Affiliates, or any interests therein.

7.12 Trust Account. As of the Effective Time, the obligations of Acquiror to wind up and liquidate the assets of Acquiror within a specified time period as contained in the Acquiror Charter will be terminated and Acquiror shall have no obligation whatsoever to wind up and liquidate the assets of Acquiror by reason of the consummation of the Merger or otherwise, and no shareholder of Acquiror shall be entitled to receive any amount from the Trust Account; provided that the foregoing shall not modify or restrict the obligations of Acquiror to consummate the redemption of any shares of Acquiror Common Stock pursuant to a valid exercise of Redemption Rights prior to the Effective Time in accordance with the Acquiror Organizational Documents. At least forty-eight (48) hours prior to the Effective Time, Acquiror shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Effective Time to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account, other than funds required to be paid from the Trust Account to shareholders of Acquiror that delivered a valid exercise of Redemption Rights prior to the Effective Time in accordance with the Acquiror Organizational Documents, to Acquiror to be held as available cash for immediate use on the balance sheet of Acquiror, and to be used (a) to pay the unpaid Acquiror Transaction Costs and unpaid Company Transaction Costs in connection with this Agreement and the Transactions and (b) thereafter, for working capital and other general corporate purposes of the business following the Closing, and thereafter Acquiror shall cause the Trust Account and the Trust Agreement to terminate.

7.13 Tax Matters.

(a) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). The parties shall file all Tax Returns consistent with, and take no Tax position inconsistent with (whether in audits, Tax Returns or otherwise), the Intended Tax Treatment unless required to do so pursuant to applicable Law.

(b) If Acquiror and the Company jointly determine, after consultation with their respective tax advisers, that an alternative transaction structure is necessary to preserve the Intended Tax Treatment with respect to the Merger, the parties shall consider such an alternative transaction structure, including the following alternative transaction steps (such steps, the “Alternative Transaction Structure”): (i) Acquiror shall form a Delaware limited liability company using a name reasonably acceptable to Acquiror and the Company (the “Merger Sub II”), wholly owned by Acquiror and treated as an entity disregarded from its owner for U.S. federal income tax purposes, (ii) Merger Sub shall merge with and into the Company pursuant to the provisions of this Agreement, with the Company surviving as the Surviving Corporation (the “First Merger”), and (iii) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II surviving as the surviving entity (the “Surviving Entity”, and such merger, the “Second Merger”) in a single integrated transaction described in Rev. Rul. 2001-46, 2001-2 C.B. 321; provided that (x) no Alternative Transaction Structure shall result in the payment of different consideration to the Company Stockholders than the consideration otherwise set forth in this Agreement and (y) neither Acquiror nor the Company shall be required to effect the Alternative Transaction Structure or any other transaction structure other than the Merger.

(c) For the avoidance of doubt, no party (or its respective Affiliates and owners) shall be required to satisfy its obligations pursuant to this Section 7.13 by altering the consideration payable pursuant to Article III.

(d) If, in connection with the preparation and filing of the Registration Statement, the SEC requests or requires that a tax opinion or tax disclosure be provided in such connection, Acquiror and the Company shall use commercially reasonable efforts to deliver to Cooley LLP and Klehr Harrison Harvey Branzburg LLP, respectively, customary Tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement, and, if required, Cooley LLP shall furnish an opinion, subject to customary assumptions and limitations, with respect to the Intended Tax Treatment as it applies to the Domestication and with respect to the material U.S. federal income tax consequences of the exercise of the Redemption Rights and, if required, Klehr Harrison Harvey Branzburg LLP shall furnish an opinion, subject to customary assumptions and limitations, with respect to the Intended Tax Treatment as it applies to the Tax-Free Reorganization or the Merger.

(e) Each of the Acquiror and the Company shall (and shall cause their respective Subsidiaries to) use commercially reasonable efforts to cooperate, as and to the extent reasonably requested by Acquiror or the Company, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such commercially reasonable efforts shall include the retention and (upon the other party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder before and after the Effective Time.

7.14 Section 16 Matters. Prior to the Effective Time, each of the Company and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of the Company Stock or acquisitions of Acquiror Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.15 Directors and Officers. The parties shall take all necessary actions to cause the Acquiror Board as of immediately following the Closing to consist of eight (8) directors, consisting of (i) the Chief Executive Officer of the Company as of immediately following the Closing, (ii) two (2) individuals designated by the Sponsor (the “Sponsor Designees”), which Sponsor Designees may be changed by Sponsor subject to the Company’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), (iii) two (2) individuals designated by the Company Board (the “Company Designees”), each of which Company Designees may be changed by the Company Board in consultation with Acquiror no later than fourteen (14) days prior to the effectiveness of the Registration Statement, and (iv) three (3) individuals designated by mutual agreement of the Sponsor and the Company Board, each of whom will qualify as independent directors under the rules of Nasdaq, it being understood that the parties shall ensure that a majority of the members of the Acquiror Board as of immediately following the Closing qualifies as independent directors under the rules of Nasdaq.

7.16 FIRPTA Tax Certificates. At or prior to the Closing, the Company shall deliver to Acquiror in a form reasonably acceptable to Acquiror, a properly executed certification that shares of Company Common Stock are not “United States real property interests” in accordance with Treasury Regulation Section 1.1445-2(c)(3), together with a notice to the IRS (which shall be filed by Acquiror with the IRS at or following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

7.17 Domestication. Subject to receipt of approval by holders of shares of Acquiror Common Stock in accordance with Section 5.10(b), prior to the Effective Time, Acquiror shall cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State the Certificate of Domestication with respect to the Domestication, in each case, in accordance with the provisions thereof and applicable Law, (b) adopting the Acquiror Bylaws, (c) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication, (d) obtaining a certificate of de-registration from the Cayman Registrar and (e) taking any other actions necessary in connection therewith.

7.18 Related Party Statements. Prior to the Closing, the Company shall have terminated, or cause to be terminated, all Interested Party Agreements and Side Letter Agreements and any other contracts between the Company and any of its directors, officers or holder of more than ten percent (10%) of the Company Stock (assuming the full conversion or exercise of all securities of the Company held by such person), or any immediate family member of any of the foregoing (whether directly or indirectly through an affiliate of such person) or that would otherwise be required to be disclosed pursuant to Item 404 of Regulation S-K without any liability to the Company, other than ordinary course agreements relating to director and employee compensation and benefits.

7.19 Transaction Litigation. During the Interim Period, Acquiror, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder or stockholder (as applicable) demands or other shareholder or stockholder actions (including derivative claims) relating to this Agreement, any Ancillary Agreements or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Acquiror, Acquiror or any of its respective Representatives (in their capacity as a Representative of Acquiror) or, in the case of the Company, the Company or any of its Representatives (in their capacity as a Representative of the Company). Acquiror and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, and (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation.

7.20 Required Company Permits. The Company shall use reasonable best efforts to, and shall cause the Company Subsidiaries to use reasonable best efforts to, obtain the Company Permits necessary for each of the Company and the Company Subsidiaries to carry on its business in all respects as it is proposed to be conducted as of the date of this Agreement, including, but not limited to, the Company Permits listed on Section 4.06(b) of the Company Disclosure Schedule (collectively, the “Required Company Permits”). Subject to applicable Law regarding the sharing of information, Acquiror shall have the right to review in advance and, to the extent reasonably practicable, the Company and Acquiror shall consult with the other on any application or filing related to a Required Company Permit. The Company may not withdraw any applications or filings for any Company Permit pending as of the date of this Agreement that would reasonably be expected to be material to the business of the Company and the Company Subsidiaries taken as a whole.

7.21 Additional Financing. Acquiror and the Company may jointly agree for Acquiror to enter into, on terms and conditions mutually acceptable to Acquiror and the Company, agreements to sell to any other person in a private placement additional shares of Acquiror Common Stock (i) that have the same rights, privileges and preferences as the shares of Acquiror Common Stock to be issued to the stockholders of the Company pursuant to the terms of this Agreement and (ii) at a price per share not less than $10.00 (such additional private placement, the “PIPE Financing”). In addition, Acquiror, the Sponsor and the Company may jointly agree for Acquiror and the Sponsor to enter into, on terms and conditions mutually acceptable to Acquiror, the Sponsor and the Company, agreements to incentivize holders of Acquiror Common Stock to agree to not exercise, or unwind their exercise of, their Redemption Rights with respect to their Acquiror Common Stock, including by way of the Sponsor’s voluntary forfeiture of up to 1,000,000 of its shares of Acquiror Founders Stock outstanding as of the date hereof (each such holder of Acquiror Common Stock, a “Non-redeeming Stockholder”, and the cash proceeds that remain in the Trust Account with respect the Non-redeeming Stockholders, together with the cash proceeds from the PIPE Financing, the “Additional Financing”). If required by financial advisors in connection with any Additional Financing, the Company shall cause its auditors and outside legal counsel to deliver comfort letters and/or negative assurance letters upon request by such financial advisors.

7.22 Financial Statements. During the Interim Period, the Company shall deliver to Acquiror and any of the Company’s and Acquiror’s financial advisors, within (i) fifteen (15) days following the end of any month, the unaudited consolidated balance sheet of the Company as of the end of such month, and the related unaudited consolidated statements of operations, cash flows and stockholders’ equity for such monthly period, setting forth in each case comparisons to the Company’s monthly budget and to the corresponding period in the preceding fiscal year, all in reasonable detail and prepared in accordance with GAAP (subject to the absence of footnote disclosures and to normal year-end adjustments) and (ii) thirty (30) days following the end of any fiscal quarter, the consolidated balance sheet of the Company as of the end of such quarter, and the related consolidated statements of operations, cash flows and stockholders’ equity for such period that is required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Acquiror with the SEC in connection with the transactions contemplated hereby, and which, in the case of any of the foregoing that is audited, shall in each case be audited in accordance with the standards of the PCAOB.

7.23 280G Matters. To the extent applicable, prior to the Closing Date, the Company shall (a) use commercially reasonable efforts to secure from any Person who is a “disqualified individual” (as defined in Section 280G of the Code), and who has a right to any payments and/ or benefits or potential right to any payments and/ or benefits in connection with the Merger that would reasonably be expected to constitute “parachute payments” pursuant to Section 280G of the Code, a waiver of such Person’s right to any such “parachute payments” to the extent required to avoid the imposition of Tax by virtue of the operation of Section 280G of the Code (the “Waived 280G Benefits”) and to accept in substitution therefor the right to receive such payments only if approved by the stockholders of the Company in a manner that complies with Section 280G of the Code and the regulations promulgated thereunder, and (b) submit to the stockholders of the Company, for approval or disapproval by such stockholders holding the number of shares of Company Stock required by the terms of Section 280G(b)(5)(B) of the Code and the regulations thereunder, the Waived 280G Benefits in a manner intended to provide that no such payments and benefits shall be deemed “parachute payments” under Section 280G of the Code and the regulations thereunder. The Company agrees that in the absence of such stockholder approval, no Waived 280G Benefits will be paid, received, or retained. Moreover, this Section 7.23 shall not apply to any contracts or arrangements (including any contracts or arrangements that provide for any equity or equity-based incentive awards) between Acquiror or any of its Affiliates and a disqualified individual unless such contracts or arrangements are provided to the Company at least ten (10) Business Days prior to the Closing Date. Acquiror shall cooperate with the Company in good faith to calculate or determine the value (for the purposes of Section 280G of the Code) of any payments or benefits granted or contemplated in any such contracts or arrangements that could constitute a “parachute payment” under Section 280G of the Code. Acquiror shall have the right to review and approve in advance (such approval not to be unreasonably conditioned, withheld or delayed) any distribution of the form of parachute payment waiver to a disqualified individual, any communication and disclosure to or consent from the applicable Company Stockholder relating to any parachute payments and the calculations related to the foregoing.

ARTICLE VIII

CONDITIONS TO THE MERGER

8.01 Conditions to the Obligations of Each Party. The obligations of the Company, Acquiror and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following conditions:

(a) Written Consent. The Written Consent, constituting the Requisite Company Stockholder Approval, shall have been delivered to Acquiror.

(b) Acquiror Shareholders’ Approval. The Required Acquiror Proposals shall have been approved and adopted by the requisite affirmative vote of the shareholders of Acquiror in accordance with the Proxy Statement, the Companies Act, the Acquiror Articles of Association and the rules and regulations of Nasdaq (the “Acquiror Shareholders Approval”).

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which is then in effect and has the effect of making the Transactions, including the Merger, illegal or otherwise enjoining or prohibiting consummation of the Transactions, including the Merger.

(d) Antitrust Approvals and Waiting Periods. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act (and any extension thereof, or any timing agreements, understandings or commitments obtained by request or other action of the Antitrust Division of the U.S. Department of Justice or the U.S. Federal Trade Commission, as applicable) shall have expired or been terminated.

(e) Governmental Consents. All consents, approvals and authorizations set forth on Section 8.01(e) of the Company Disclosure Schedule shall have been obtained from and made with all applicable Governmental Authorities.

(f) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(g) Acquiror Net Tangible Assets. Acquiror shall have at least $5,000,001 of net tangible assets following the exercise of Redemption Rights in accordance with the Acquiror Organizational Documents.

(h) Domestication. The Domestication shall have been completed.

8.02 Conditions to the Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in (i) the first sentence of Section 4.01(a), Section 4.01(b), Section 4.03 (other than clauses (a), (b) and (c) thereof which are subject to clause (ii) below), Section 4.04 and Section 4.24 shall each be true and correct in all material respects (without giving effect to any “materiality” or similar qualifiers contained in any such representations and warranties) as of the date hereof and the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date), (ii) Section 4.03(a), Section 4.03(b) and Section 4.03(c) shall be true and correct in all respects as of the date hereof and the Effective Time as though made on and as of such date (except to the extent of any changes that reflect actions permitted in accordance with Section 6.01 and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than an immaterial additional cost, expense or liability to the Company, Acquiror, Merger Sub or their respective Affiliates and (iii) the other provisions of Article IV shall be true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Material Adverse Effect. Since the date hereof, there shall not have occurred any Company Material Adverse Effect that is continuing on the Closing Date.

(d) Officer Certificate. The Company shall have delivered to Acquiror a certificate, dated as of the Closing Date, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(c).

(e) Exclusive Reseller Agreement and Subscription Agreement. Each of the Exclusive Reseller Agreement and the Subscription Agreement shall remain in full force and effect and shall not have been revoked, rescinded, or otherwise repudiated by the respective signatories thereto, and the transactions thereunder contemplated to be consummated prior to the Closing shall have been consummated.

(f) FIRPTA Tax Certificate. The Company shall have delivered the documents set forth in Section 7.16.

8.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Acquiror and Merger Sub contained in (i) the first sentence of Section 5.01, Section 5.03 (other than clauses (a), (b) and (e) thereof which are subject to clause (ii) below), Section 5.04 and Section 5.12 shall each be true and correct in all material respects (without giving effect to any “materiality” or similar qualifiers contained in any such representations and warranties) as of the date hereof and the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date), (ii) Section 5.03(a), Section 5.03(b) and Section 5.03(e) shall be true and correct in all respects as of the date hereof and the Effective Time as though made on and as of such date (except to the extent of any changes that reflect actions permitted in accordance with Section 6.02 and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than an immaterial additional cost, expense or liability to the Company, Acquiror, Merger Sub or their respective Affiliates and (iii) the other provisions of Article V shall be true and correct in all respects (without giving effect to any “materiality,” “Acquiror Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have an Acquiror Material Adverse Effect.

(b) Agreements and Covenants. Acquiror and Merger Sub shall have performed or complied in all material respects with all other agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer Certificate. Acquiror shall have delivered to the Company a certificate, dated as of the Closing Date, signed by the Chief Executive Officer of Acquiror, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

(d) Listing. The shares of Acquiror Common Stock to be issued pursuant to this Agreement shall have been approved for listing on the Nasdaq, or another national securities exchange mutually agreed to by the parties, as of the Closing Date, subject only to official notice of issuance thereof.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

9.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company or shareholders of Acquiror, as follows, in each case of clauses (b) through (i), by written notice by the terminating party to the non-terminating party:

(a) by mutual written consent of Acquiror and the Company;

(b) by either Acquiror or the Company if the Effective Time shall not have occurred prior to December 4, 2023 (the “Outside Date”); provided, however, that if an Extension occurs, the Outside Date will automatically be extended without any further action of the Parties to the earlier of (i) March 31, 2024 and (ii) the deadline by which Acquiror must complete its Business Combination in accordance with the Acquiror Organizational Documents after giving effect to the Extension; provided, further, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that either directly or indirectly through its Affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date;

(c) by either Acquiror or the Company if any Governmental Order has become final and nonappealable and has the effect of making consummation of the Transactions, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions;

(d) by either Acquiror or the Company if any of the Required Acquiror Proposals shall fail to receive the requisite vote for approval at the Acquiror General Meeting (subject to any adjournment or postponement of such meeting);

(e) by Acquiror, in the event of a Written Consent Failure;

(f) by Acquiror upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Sections 8.02(a) or 8.02(b) would not be satisfied (“Terminating Company Breach”); provided that Acquiror has not waived such Terminating Company Breach and Acquiror and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, further, that, if such Terminating Company Breach is curable by the Company, Acquiror may not terminate this Agreement under this Section 9.01(f) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by Acquiror to the Company; or

(g) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, or if any representation or warranty of Acquiror or Merger Sub shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) or 8.03(b) would not be satisfied (“Terminating Acquiror Breach”); provided that the Company has not waived such Terminating Acquiror Breach and the Company is not then in material breach of its representations, warranties, covenants or agreements in this Agreement; provided, further, that, if such Terminating Acquiror Breach is curable by Acquiror and Merger Sub, the Company may not terminate this Agreement under this Section 9.01(g) for so long as Acquiror and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to Acquiror.

9.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void and have no effect, and there shall be no liability under this Agreement on the part of any party hereto or any of its Affiliates, directors, officers employees or stockholders. Notwithstanding the foregoing, nothing herein shall limit the liability of any party for Fraud or Willful Breach of this Agreement committed by such party prior to such termination. The provisions of Section 6.03, Section 7.05(b), this Section 9.02, Section 9.03 and Article X (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions, which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

9.03 Expenses. Except as otherwise set forth in this Agreement or in any other contract entered into between the parties, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement, any Ancillary Agreement and the Transactions, including all fees of its legal counsel, financial advisers, accountants and other representatives or consultants; provided that, whether or not the Closing and the Effective Time occur, the Company and Acquiror shall each pay one-half (1/2) of the fees relating to all SEC and other regulatory filings (including those incurred in connection with the Proxy Statement, the Registration Statement and the Notification and Report Forms filed under the HSR Act and any other applicable Antitrust Law). Acquiror shall use commercially reasonable efforts to ensure unpaid Acquiror Transaction Costs as of the Closing do not exceed $20,000,000 in the aggregate (the “Acquiror Transaction Cost Cap”). If unpaid Acquiror Transaction Costs as of the Closing exceed the Acquiror Transaction Cost Cap, at the Effective Time, by virtue of the Merger and without any action on the part of any Person, the Sponsor shall automatically forfeit a number of shares of Acquiror Founders Stock, rounded down to the nearest share, equal to (i) the amount of the excess divided by (ii) the Company Per Share Valuation, and no consideration shall be paid with respect thereto.

9.04 Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

9.05 Waiver. At any time prior to the Effective Time, (a) Acquiror may (i) extend the time for the performance of any obligation or other act of the Company, (ii) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (iii) waive compliance with any agreement of the Company or any condition to its own obligations contained herein and (b) the Company may (i) extend the time for the performance of any obligation or other act of Acquiror or Merger Sub, (ii) waive any inaccuracy in the representations and warranties of Acquiror or Merger Sub contained herein or in any document delivered by Acquiror or Merger Sub pursuant hereto and (iii) waive compliance with any agreement of Acquiror or Merger Sub or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

ARTICLE X

GENERAL PROVISIONS

10.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

If to Acquiror or Merger Sub:

DHC Acquisition Corp.

1900 West Kirkwood Blvd

Suite 1400B

Southlake, TX 76092

Attention: Christopher Gaertner

Email: ********

with a copy to:

Cooley LLP

55 Hudson Yards

New York, NY 10001

Attention: Yvan-Claude Pierre; Kevin Cooper; Peter Byrne

Email: ********; ********; ********

If to the Company:

Brand Engagement Network Inc.

145 E. Snow King Ave – PO Box 1045

Jackson, WY 83001

Attention: Michael Zacharski, James D. Henderson, Jr.

Email: ********; ********

with copies to:

Klehr Harrison Harvey Branzburg LLP

1835 Market Street, Suite 1400

Philadelphia, PA 19103

Attention: Matthew J. McDonald, William W. Matthews, III

Email: ********; ********

and

Haynes & Boone, LP

2323 Victory Ave Suite 700

Dallas, TX 75202

Attn: Matt Fry; David McCombs

Email: ********; ********

10.02 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article X and any corresponding definitions set forth in Article I.

10.03 No Other Representations; No Reliance.

(a) NONE OF THE COMPANY, ANY COMPANY SECURITYHOLDER NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR THE BUSINESS OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV, IN EACH CASE, AS MODIFIED BY THE SCHEDULES TO THIS AGREEMENT. Without limiting the generality of the foregoing, neither the Company nor any of its Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the Company made available to Acquiror and its Representatives, including due diligence materials, or in any presentation of the business of the Company by management of the Company or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Acquiror or Merger Sub in executing, delivering and performing this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby, in each case, except for the representations and warranties set forth in Article IV as modified by the Company Disclosure Schedules. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by the Company or its Representatives are not and shall not be deemed to be or to include representations or warranties of the Company or any Representative, and are not and shall not be deemed to be relied upon by Acquiror or Merger Sub in executing, delivering and performing this Agreement, the other Transaction Documents and the transactions contemplated hereby or thereby, in each case, except for the representations and warranties set forth in Article IV, in each case, as modified by the Company Disclosure Schedules. Except for the specific representations and warranties expressly made by the Company in Article IV, in each case, as modified by the Company Disclosure Schedules: (a) Acquiror acknowledges and agrees that: (i) neither the Company nor its Representatives is making or has made any representation or warranty, express or implied, at law or in equity, in respect of the Company, the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of the Company, the nature or extent of any liabilities of the Company, the effectiveness or the success of any operations of the Company or the accuracy or completeness of any confidential information memoranda, projections, forecasts or estimates of earnings, or other information (financial or otherwise) regarding the Company furnished to Acquiror, Merger Sub or their respective representatives or made available to Acquiror and its representatives in any “data rooms,” “virtual data rooms,” management presentations or any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever; and (ii) no Representative of the Company or the Company has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in Article IV and subject to the limited remedies herein provided; (b) each of Acquiror and Merger Sub specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company has specifically disclaimed and does hereby specifically disclaim any such other representation or warranty made by any Person; and (c) none of the Company nor any other Person shall have any liability to Acquiror, Merger Sub or any other Person with respect to any such other representations or warranties, including projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of the Company or the future business, operations or affairs of the Company.

(b) NONE OF ACQUIROR, MERGER SUB NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO PARENT, MERGER SUB OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV, IN EACH CASE, AS MODIFIED BY THE SCHEDULES TO THIS AGREEMENT AND THE ACQUIROR SEC REPORTS. Without limiting the generality of the foregoing, none of Acquiror, Merger Sub nor any of their respective Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to Acquiror and Merger Sub made available to the Company and its Representatives, including due diligence materials, or in any presentation of the business of the Acquiror by management of the Acquiror or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Company in executing, delivering and performing this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby, in each case, except for the representations and warranties set forth in Article V as modified by the Acquiror Disclosure Schedules and the Acquiror SEC Reports. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by Acquiror, Merger Sub or their respective Representatives are not and shall not be deemed to be or to include representations or warranties of Acquiror and Merger Sub, and are not and shall not be deemed to be relied upon by the Company in executing, delivering and performing this Agreement, the other Transaction Documents and the transactions contemplated hereby or thereby, in each case, except for the representations and warranties set forth in Article V, in each case, as modified by the Acquiror Disclosure Schedules and the Acquiror SEC Reports. Except for the specific representations and warranties expressly made by Acquiror and Merger Sub in Article V, in each case as modified by the Acquiror Disclosure Schedules and Acquiror SEC Reports: (a) the Company acknowledges and agrees that: (i) none of the Acquiror nor any of its Representatives is making or has made any representation or warranty, express or implied, at law or in equity, in respect of the Acquiror, the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of the Acquiror, the nature or extent of any liabilities of the Acquiror, the effectiveness or the success of any operations of the Acquiror or the accuracy or completeness of any confidential information memoranda, projections, forecasts or estimates of earnings, or other information (financial or otherwise) regarding the Acquiror furnished to the Company or its Representatives or made available to the Company, and its Representatives in any “data rooms,” “virtual data rooms,” management presentations or any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever; and (ii) no Representative of the Acquiror has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in Article V and subject to the limited remedies herein provided; (b) the Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Acquiror has specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and (c) none of the Acquiror nor any other Person shall have any liability to the Company or any other Person with respect to any such other representations or warranties, including projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of the Acquiror or the future business, operations or affairs of the Acquiror.

10.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

10.05 Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.05(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) by any party without the prior express written consent of the other parties hereto.

10.06 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.06 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

10.07 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State; provided that the Domestication shall be effected in accordance with both the DGCL and the Companies Act, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided that, if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court; provided, further, that the courts of the Cayman Islands shall have jurisdiction over the Domestication to the extent required by the Companies Act. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (c) any claim that it is not personally subject to the jurisdiction of the courts as described herein for any reason, (d) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (e) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

10.08 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.08.

10.09 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.10 Counterparts; Electronic Delivery. This Agreement and each other Transaction Document may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery by email to counsel for the other party of a counterpart executed by a party shall be deemed to satisfy the requirements of this Section 10.10.

10.11 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger) in the Court of Chancery of the State of Delaware, County of Newcastle, or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

10.12 No Recourse. All claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement or the other Transaction Documents, (b) the negotiation, execution, or performance or non-performance of this Agreement or the other Transaction Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the other Transaction Documents), (c) any breach of this Agreement or (d) any failure of the Merger to be consummated, may be made only against (and such representations and warranties are those solely of) the persons that are expressly identified as parties to this Agreement or the applicable Transaction Document (the “Contracting Parties”) and not against any Nonparty Affiliate. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other person. No person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, financing source, attorney or Representative or assignee of any

Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to the items in clauses (a) through (d) of this Section 10.12, except with respect to Willful Breach or Fraud against the person who committed such Willful Breach or Fraud, and, to the maximum extent permitted by applicable Law, and each party hereto waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. The parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 10.12.

[Signature Page Follows]

IN WITNESS WHEREOF, Acquiror, Merger Sub, the Company and the Sponsor have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

DHC ACQUISITION CORP.

By:	/s/ Christopher Gaertner
Name:	Christopher Gaertner
Title:	Co-Chief Executive Officer

BEN MERGER SUBSIDIARY CORP.

By:	/s/ Christopher Gaertner
Name:	Christopher Gaertner
Title:	President

BRAND ENGAGEMENT NETWORK INC.

By:	/s/ Tyler Luck
Name:	Tyler Luck
Title:	President

Solely with respect to Section 7.21 and Section 9.03

DHC SPONSOR, LLC

By:	/s/ Christopher Gaertner
Name:	Christopher Gaertner
Title:	Member

Signature Page to Business Combination Agreement and Plan of Reorganization

Exhibit A

Form of Stockholder Support Agreement

[Attached.]

FORM OF STOCKHOLDER SUPPORT AGREEMENT

THIS STOCKHOLDER SUPPORT AGREEMENT (this “Agreement”) is dated as of September 7, 2023, by and among DHC ACQUISITION CORP, a Cayman Islands exempted company (which shall migrate to and domesticate as a Delaware corporation prior to the Closing) (“Acquiror”), [COMPANY STOCKHOLDER] (the “Company Stockholder”), and Brand Engagement Network Inc., a Wyoming corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Company Stockholder is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 of the Exchange Act) of such number of (i) shares of Company Stock and (ii) to the extent applicable, Company Warrants, each as set forth on Schedule I attached hereto (all such shares of Company Stock, together with any shares of Company Stock of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by the Company Stockholder during the period from the date hereof through the Expiration Time (as defined below), including any shares of Company Stock acquired as in connection with the Company Warrant Settlement (if applicable), are referred to herein as the “Subject Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, BEN Merger Subsidiary Corp., a Delaware corporation and a direct wholly owned Subsidiary of Acquiror (“Merger Sub”), the Company and, solely with respect to certain provisions thereto, DHC Sponsor, LLC, a Delaware limited liability company, have entered into a Business Combination Agreement and Plan of Reorganization, dated as of the date hereof (as amended, supplemented or modified from time to time, the “Business Combination Agreement”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, at the Effective Time, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly owned Subsidiary of Acquiror and Acquiror will change its name to Brand Engagement Network Inc. or such other name mutually agreed by Acquiror and the Company (the Merger, together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”); and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Business Combination Agreement and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

STOCKHOLDER SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. The Company Stockholder hereby acknowledges that it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. The Company Stockholder shall be bound by and comply with Sections 7.01 (No Solicitation) and 7.09 (Public Announcement) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if (a) the Company Stockholder was an original signatory to the Business Combination Agreement with respect to such provisions, and (b) each reference to the “Company” contained in Section 7.01 of the Business Combination Agreement also referred to the Company Stockholder.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earliest to occur of (a) the Effective Time, (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 9.01 (Termination) thereof (the earlier of clauses (a) and (b), the “Expiration Time”), the Company Stockholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement and Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares (clauses (i) and (ii) collectively, a “Transfer”) or (iii) publicly announce any intention to effect any Transfer, other than pursuant to this Agreement and upon the written consent of Acquiror; provided, however, that the foregoing shall not prohibit Transfers (A) between the Company Stockholder and any of its affiliates (and any of the Company Stockholder’s and its affiliates’ respective executive officers and directors) or (B) in the case of an individual, by virtue of the laws of descent and distribution upon death of an individual or by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is such individual or one or more members of such individual’s immediate family, so long as, in each case of clauses (A) and (B), prior to and as a condition to the effectiveness of any such Transfer, such affiliate, director, officer, individual, trust or other person executes and delivers to Acquiror a written agreement or joinder, in form and substance reasonably acceptable to the Company and Acquiror, agreeing to be bound by this Agreement to the same extent as such Company Stockholder was with respect to such Subject Shares. Any action attempted to be taken in violation of the preceding sentence shall be null and void. The Company Stockholder agrees with, and covenants to, Acquiror and the Company that the Company Stockholder shall not request that the Company register the Transfer (by book-entry or otherwise) or any certificated or uncertificated interest representing any of the Subject Shares other than Transfers permitted by the foregoing proviso.

Section 1.3 New Shares. In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any Subject Shares are issued to the Company Stockholder after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares or otherwise, (b) the Company Stockholder purchases or otherwise acquires (including by way of tender offer) beneficial ownership of any Subject Shares or (c) the Company Stockholder acquires (including by way of tender offer) the right to vote or share in the voting of any Subject Shares (collectively, the “New Securities”), then such New Securities acquired (including by way of tender offer) or purchased by the Company Stockholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by the Company Stockholder as of the date hereof.

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Section 1.4 Stockholder Agreements(a) . Hereafter until the Expiration Time, the Company Stockholder hereby unconditionally and irrevocably agrees that, at any meeting of the stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Company requested by the Company Board or otherwise undertaken as contemplated by the Transactions, including in the Written Consent (which Written Consent shall be delivered within two (2) Business Days after the Registration Statement (as contemplated by the Business Combination Agreement) has been declared effective and has been delivered or otherwise made available to the stockholders of Acquiror and the Company), the Company Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares (to the extent such Subject Shares have voting rights and are entitled to vote on or provide consent with respect to such matter) to be counted as present thereat for purposes of establishing a quorum, and the Company Stockholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares (to the extent such Subject Shares have voting rights and are entitled to vote on or provide consent with respect to such matter): (a) to approve and adopt the Business Combination Agreement, any ancillary agreements to the Business Combination Agreement, the Merger and the other Transactions; (b) in any other circumstances upon which a consent or other approval is required under the Company Certificate of Incorporation or otherwise sought with respect to the Business Combination Agreement, the Merger or the other Transactions, to vote, consent or approve (or cause to be voted, consented or approved) all of the Subject Shares held at such time in favor thereof; and (c) against and withhold consent with respect to (i) any merger, purchase of all or substantially all of the Company’s assets, scheme of arrangement, consolidation, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any public offering of any shares of the Company, or other similar business combination transaction (other than the Business Combination Agreement, the Merger and the other Transactions), including any Alternative Transaction and (ii) any amendment to the Company’s organizational documents or other proposal or transaction involving the Company or any of its subsidiaries which would reasonably be likely to, in any material respect, impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by the Company of, prevent or nullify any provision of the Business Combination Agreement or other ancillary agreement to the Business Combination Agreement, the Merger or the other Transactions, or change in any manner the voting rights of any class of the Company’s capital stock, other than an amendment to the Company’s organizational documents expressly permitted under the terms of the Business Combination Agreement or the Transactions. The Company Stockholder hereby agrees that it shall not commit in writing or agree in writing to take any action inconsistent with the foregoing.

Upon the failure of the Company Stockholder to timely provide its consent or vote its Subject Shares where required by, and in accordance with, this Section 1.4 pursuant to any action by written consent of the stockholders of the Company within the timeframe specified in this Section 1.4 or at any applicable meeting of the stockholders of the Company, the Company Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any designee thereof, and each of them individually, as the Company Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the Company Stockholder’s name, place and stead, to deliver any action by written consent of the stockholders of the Company

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concerning any of the matters specified in this Section 1.4 or attend any meeting of the stockholders of the Company concerning any of the matters specified in this Section 1.4, to include the Subject Shares in any computation for purposes of establishing a quorum at any such meeting of the stockholders of the Company and to provide consent or vote the Subject Shares (to the extent such Subject Shares have voting rights and are entitled to vote on or provide consent with respect to such matter) in any action by written consent of the stockholders of the Company or at any meeting of the stockholders of the Company called with respect to any of the matters specified in, and in accordance and consistent with, this Section 1.4. The Company Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provision of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement. The Company Stockholder represents and warrants that any proxies heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable and such proxies have been or are hereby revoked, other than the voting and other arrangements under the organizational documents of the Company.

Section 1.5 No Challenges. The Company Stockholder agrees not to voluntarily commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person directly and exclusively in connection with the evaluation, negotiation or entry into the Business Combination Agreement. Notwithstanding the foregoing, nothing in this Section 1.5 shall be deemed to prohibit the Company Stockholder from enforcing the Company Stockholder’s right to receive the Per Share Merger Consideration as provided in the Business Combination Agreement with respect to the Subject Shares and the Company Stockholder’s other rights under this Agreement and the other agreements entered into by the Company Stockholder in connection herewith.

Section 1.6 [Reserved].

Section 1.7 Registration Rights Agreement. The Company Stockholder will deliver, substantially simultaneously with the Effective Time, a duly-executed copy of the Registration Rights Agreement.

Section 1.8 Further Assurances. The Company Stockholder shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), or reasonably requested by Acquiror or the Company, to effect the actions and consummate the Merger and the other transactions contemplated by this Agreement and the Business Combination Agreement (including the Transactions), in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

Section 1.9 No Inconsistent Agreement. The Company Stockholder hereby represents and covenants that the Company Stockholder has not entered into, and shall not enter into, any agreement, or amend or modify any existing agreement, that would restrict, limit or interfere with the performance of the Company Stockholder’s obligations hereunder.

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Section 1.10 Consent to Disclosure. The Company Stockholder hereby consents to the publication and disclosure in the Proxy Statement and the Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Acquiror or the Company to any Governmental Authority or to securityholders of Acquiror) of the Company Stockholder’s identity and beneficial ownership of Subject Shares and the nature of the Company Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror or the Company, a copy of this Agreement. The Company Stockholder will promptly provide any information reasonably requested by Acquiror or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

Section 1.11 No Agreement as Director or Officer. Notwithstanding anything to the contrary herein, the Company Stockholder is entering into this Agreement solely in the Company Stockholder’s capacity as record or beneficial owner of Subject Shares, and nothing herein is intended to or shall limit or affect any actions taken by any employee, officer, director (or person performing similar functions), partner or other affiliate (including, for this purpose, any appointee or representative of the Company Stockholder to the board of directors of the Company) of the Company Stockholder, solely in his or her capacity as a director or officer of the Company (or a Company Subsidiary).

Section 1.12 Company Warrant Settlement. Notwithstanding anything to the contrary set forth in the Company Warrant, the Company Stockholder agrees that (i) prior to the Effective Time, each of the Company Stockholder’s Company Warrants shall be exercised in full on a cash or cashless basis or terminated without exercise, as applicable, in accordance with the terms of the applicable Company Warrant, and (ii) no such Company Warrant shall be assumed or continued by Acquiror or the Surviving Corporation in connection with the Merger or the other Transactions.

Section 1.13 General Waiver and Release. As partial consideration for the right to participate in the Merger as a stockholder of the Company and receive the Per Share Merger Consideration, the Company Stockholder, on behalf of itself and any of its heirs, executors, beneficiaries, administrators, equityholders, partners, trustees, successors, assigns and controlled Affiliates, as applicable (each, a “Releasor”), hereby forever, unconditionally and irrevocably acquits, remises, discharges and releases, effective as of the Closing, the Company and its respective Affiliates (including Acquiror, the Company and the Surviving Corporation, after the Closing), each of their respective officers, directors, equityholders, employees, partners, trustees and Representatives, and each predecessor, successor and assign of any of the foregoing (collectively, the “Company Released Parties”), from any and all claims, obligations, liabilities, charges, demands and causes of action of every kind and character, whether accrued or fixed, absolute or contingent, matured or unmatured, suspected or unsuspected or determined or determinable, and whether at law or in equity, which any Releasor now has, ever had or may have against or with the Company Released Parties, or any of them, in any capacity, whether directly or derivatively through another Person, for, upon, or by reason of any matter, cause or thing, whatsoever, on or at any time prior to the Closing, relating to the Company Stockholder’s relationship as an equityholder of, or service provider to, the Company (collectively, a “Claim”) and agrees not to bring or threaten to bring or otherwise join in any Action against the Company

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Released Parties, or any of them, for, upon, or by reason of any matter, cause or thing, whatsoever, on or at any time prior to the Closing relating to the Company Stockholder’s relationship as an equityholder of, or service provider to, the Company (including, for the avoidance of doubt, any Claim or Action alleging that the Company Stockholder holds any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company other than as set forth in Schedule I (except for any such equity securities hereafter acquired by the Company Stockholder during the period from the date hereof through the Expiration Time without any breach of Section 6.01(b) of the Business Combination Agreement)); provided, however, that to the extent applicable to each Releasor, the claims, obligations, liabilities, charges, demands and causes of action released pursuant to this Section 1.13 (collectively, the “Released Claims”) does not apply to the following: (i) regular salary and vacation that is accrued and earned but unpaid by the Company at the Closing; (ii) any unreimbursed travel or other expenses and advances that are reimbursable under the current policies of the Company; (iii) any benefits that are accrued, vested and earned but unpaid at the Closing under any employee benefit plan of the Company or any rights under health insurance plans or retirement plans sponsored by the Company; (iv) any rights to indemnification, exculpation and/or advancement of expenses pursuant to the Company Articles of Incorporation, the Company’s bylaws, indemnification agreements with the Company or any directors’ and officers’ liability insurance policies with respect to actions taken or not taken by such Releasor in his or her capacity as an officer or director of the Company; or (v) any rights of the Releasors under this Agreement, the Business Combination Agreement and the Ancillary Agreements.

The Company Stockholder, on behalf of itself and each Releasor, acknowledges and agrees that the foregoing waiver is an essential and material term of the release provided pursuant to this Section 1.13 and that, without such waiver, Acquiror and the Company would not have agreed to the terms of this Agreement.

Section 1.14 Acknowledgment. The Company Stockholder understands and acknowledges that each of Acquiror and the Company is entering into the Business Combination Agreement in reliance upon the Company Stockholder’s execution and delivery of this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Company Stockholder. The Company Stockholder represents and warrants as of the date hereof to Acquiror and the Company as follows:

(a) Organization; Due Authorization. If the Company Stockholder is not an individual, the Company Stockholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Company Stockholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of the Company Stockholder. If the Company Stockholder is an individual, the Company Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her

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obligations hereunder. This Agreement has been duly executed and delivered by the Company Stockholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Company Stockholder, enforceable against the Company Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into this Agreement on behalf of the Company Stockholder.

(b) Governmental Approvals. No consent of or with any Governmental Authority on the part of the Company Stockholder is required to be obtained or made in connection with the execution, delivery or performance of the Company Stockholder of this agreement or the consummation by the Company Stockholder of the transactions contemplated hereby, other than (i) applicable requirements, if any, of the Securities Act, Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder and (ii) where the failure to obtain or make such consents or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company Stockholder to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

(c) Ownership. As of the date hereof, the Company Stockholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Subject Shares set forth on Schedule I attached hereto, and there exists no Liens or other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares affecting any such Subject Shares other than (i) pursuant to this Agreement, (ii) pursuant to the Company Articles of Incorporation, (iii) pursuant to the Business Combination Agreement, (iv) pursuant to any applicable securities Laws or (v) that would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of the Company Stockholder to perform its obligations under this Agreement or the consummation of the Transactions. The Subject Shares set forth on Schedule I attached hereto are the only shares of Company Stock or, to the extent applicable, shares of Company Stock subject to Company Warrants owned of record or beneficially by the Company Stockholder on the date of this Agreement, and other than this Agreement, none of the Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares. Other than as set forth on Schedule I, the Company Stockholder does not “beneficially own” (within the meaning of Rule 13d-3 of the Exchange Act) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(d) No Conflicts. The execution and delivery of this Agreement by the Company Stockholder does not, and the performance by the Company Stockholder of his, her or its obligations hereunder will not, (i) if the Company Stockholder is not an individual, conflict with or result in a violation of the organizational documents of the Company Stockholder, (ii) conflict with or violate any Law or Governmental Order, (iii) require any consent or approval that has not been given or other action that has not been taken by any person (including under any contract binding upon the Company Stockholder or the Subject Shares), (iv) result in the

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termination, withdrawal, suspension, cancellation or modification of any contract binding upon the Company Stockholder or the Subject Shares, (v) accelerate the performance required by the Company Stockholder under any contract binding upon the Company Stockholder or the Subject Shares, (vi) result in a right of termination or acceleration under any contract binding upon the Company Stockholder or the Subject Shares, (vii) give rise to any obligation to make payments or provide compensation under any contract binding upon the Company Stockholder or the Subject Shares, (viii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of the Company Stockholder, (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, termination or modify any right, benefit, or obligation or other term under, any of the terms, conditions, or provisions of, any contract binding upon the Company Stockholder or the Subject Shares, in each case of clauses (ii) through (ix), to the extent any such conflict or violation, lack of any such consent, approval, termination, withdrawal, suspension, cancellation, modification, acceleration, obligation, creation or other action has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company Stockholder to enter into and perform this Agreement and to consummate the transaction contemplated hereby.

(e) Litigation. There are no Actions pending against the Company Stockholder, or to the knowledge of the Company Stockholder threatened against the Company Stockholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Company Stockholder of his, her or its obligations under this Agreement.

(f) Adequate Information. The Company Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and without reliance upon Acquiror or the Company and based on such information as the Company Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Company Stockholder acknowledges that Acquiror and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. The Company Stockholder acknowledges that the agreements contained herein with respect to the Subject Shares held by the Company Stockholder are irrevocable.

(g) Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement based upon arrangements made by the Company Stockholder, for which the Company or any of its affiliates may become liable.

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ARTICLE III

MISCELLANEOUS

Section 3.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 3.1):

if to Acquiror:

DHC Acquisition Corp.

1900 West Kirkwood Blvd

Suite 1400B

Southlake, TX 76092

Attention: Christopher Gaertner

Email: ********

with a copy to:

Cooley LLP

55 Hudson Yards

New York, NY 10001

Attention: Yvan-Claude Pierre; Kevin Cooper; Peter Byrne

Email: ********; ********; ********

if to the Company:

Brand Engagement Network, Inc.

145 E. Snow King Ave – PO Box 1045

Jackson, WY 83001

Attention: James D. Henderson, Jr.

Email: ********

with a copy to:

Klehr Harrison Harvey Branzburg LLP

1835 Market Street, Suite 1400

Philadelphia, PA 19103

Attention: Matthew J. McDonald, William W. Matthews, III

Email: ********; ********

if to the Company Stockholder:

The contact information set forth on the Company Stockholder’s signature page hereto.

Section 3.2 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

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Section 3.3 Entire Agreement; Assignment. This Agreement and the agreements referenced herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) by any party without the prior express written consent of the other parties hereto.

Section 3.4 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 3.5 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided that, if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 3.6 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications set forth in this Section 3.6.

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Section 3.7 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 3.8 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 3.9 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware, County of Newcastle, or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity (except as expressly prohibited in this Agreement). Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 3.10 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) the written agreement of Acquiror, the Company and the Company Stockholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. ARTICLE III shall survive the termination of this Agreement.

Section 3.11 Amendment; Waiver. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and the Company Stockholder.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

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IN WITNESS WHEREOF, the Company Stockholder, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDER:

[•]

By:
Name:
Title:

Attention: [__]
Address: [__]
Email: [__]

[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Company Stockholder, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

ACQUIROR:

DHC ACQUISITION CORP.

By:
Name:
Title:

[Signature Page to Stockholder Support Agreement]

IN WITNESS WHEREOF, the Company Stockholder, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY:

BRAND ENGAGEMENT NETWORK INC.

By:
Name:
Title:

[Signature Page to Stockholder Support Agreement]

Schedule I

Company Stockholder Subject Shares

Company Stockholder	Company Common Stock	Company Preferred Stock	Company Warrants	Total
[•]	[•]	[•]	[•]	[•]

[Schedule I to Stockholder Support Agreement]

Exhibit B

Form of Lock-Up Agreement

[Attached.]

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is dated as of September 7, 2023, by and among DHC Acquisition Corp, a Cayman Islands exempted company (which shall migrate to and domesticate as a Delaware corporation) (“Acquiror”), and each of the Company Stockholders identified on the signature pages hereto (collectively, the “Stockholder Parties”). Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Business Combination Agreement (as defined below).

BACKGROUND

A. Acquiror, BEN Merger Subsidiary Corp., a Delaware corporation and wholly owned Subsidiary of Acquiror (“Merger Sub”), Brand Engagement Network Inc., a Wyoming corporation (the “Company”), and, solely with respect to certain provisions thereto, DHC Sponsor, LLC, a Delaware limited liability company, entered into a Business Combination Agreement and Plan of Reorganization dated as of September 7, 2023 (the “Business Combination Agreement”).

B. Pursuant to the Business Combination Agreement, on the terms and subject to the conditions set forth therein, at the Effective Time, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a direct wholly owned Subsidiary of Acquiror (the “Transaction”).

C. The Stockholder Parties are the record and/or beneficial owners of equity securities of the Company, which will be exchanged for common stock and/or other equity securities of the Acquiror pursuant to the Business Combination Agreement.

D. As a condition of, and as a material inducement for the Acquiror to enter into and consummate the transactions contemplated by the Business Combination Agreement, the Stockholder Parties have agreed to execute and deliver this Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

AGREEMENT

1. Lock-Up.

(a) Subject to and contingent upon the occurrence of the Closing, during the Lock-up Period (as defined below), each Stockholder Party irrevocably agrees that it, he or she will not (i) sale, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or enter into any agreement to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, in each case with respect to any Lock-up Shares (as defined below), (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of any Lock-up Shares, in cash or otherwise, or engage in any Short Sales (as defined below) with respect to any Lock-Up Shares or (iii) publicly disclose the intention to effect any transaction specified in clauses (i) or (ii).

(b) In furtherance of the foregoing, Acquiror will (i) place an irrevocable stop order on all Lock-up Shares, including those which may be covered by a registration statement, and (ii) notify Acquiror’s transfer agent in writing of the stop order and the restrictions on such Lock-up Shares under this Agreement and direct Acquiror’s transfer agent not to process any attempts by a Stockholder Party to resell or transfer any Lock-up Shares, except in compliance with this Agreement.

(c) For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

(d) For purpose of this Agreement, the “Lock-up Period” means the earlier of (i) the twelve (12) month anniversary of the Closing Date, (ii) the date on which the last reported sale price of shares of Acquiror Common Stock equals or exceeds $18.00 per share for twenty (20) of any thirty (30) consecutive trading days commencing ninety (90) days after the Closing Date on the Nasdaq Capital Market (or the exchange on which the shares of Acquiror Common Stock are then listed), and (iii) the date specified in a written waiver of the provisions of this Agreement duly executed by the Sponsor and the Acquiror.

The restrictions set forth herein shall not apply to: (1) in the case of Stockholder Party that is an entity, as part of a distribution to a Stockholder Party’s current or former general or limited partners, managers or members, stockholders, other equity holders or direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)) or to the estates of any of the foregoing; (2) transfers by bona fide gift to a member of a Stockholder Party’s immediate family or to a trust, the beneficiary of which is such Stockholder Party or a member of such Stockholder Party’s immediate family for estate planning purposes; (3) transfers by virtue of the laws of descent and distribution upon death of a Stockholder Party; (4) transfers pursuant to a qualified domestic relations order; or (5) transfers or distributions of, or other transactions involving, securities other than the Lock-up Shares (including, without limitation, securities acquired in an Additional Financing during the Interim Period); provided, however, that in the case of clauses (1) through (4), such permitted transferees must enter into a written agreement, in substantially the form of this Lock-Up Agreement agreeing to be bound by the transfer restrictions in this Section 1 (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Stockholder Party and not to the immediate family of the transferee). For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the undersigned, and lineal descendant (including by adoption) of the undersigned or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act.

In addition, the restrictions set forth herein shall not apply to any bona fide third-party tender offer, merger, consolidation, business combination, stock purchase or other similar transaction or series of related transactions after the Closing Date, if such transaction or transactions would result in a Change of Control; provided that, in the event that such tender offer, merger, consolidation, business combination, stock purchase or transaction or series of related transactions is not completed, the Lock-up Shares shall remain subject to the restrictions set forth herein. A “Change of Control” means (whether by tender offer, merger, consolidation, asset sale or other similar transaction, whether in one or a series of related transactions) that results in: (a) in any person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) acquiring beneficial ownership of 50% or more of the outstanding voting securities of Acquiror (or any successor to Acquiror), directly or indirectly, immediately following such transaction, provided that any transaction or series of related transactions which results in at least 50% of the combined voting power of the then outstanding shares of Acquiror Common Stock (or at least 50% of the combined voting power of the then outstanding shares of any successor to Acquiror or any parent company of Acquiror issued in exchange for Acquiror Common Stock) immediately following the closing of such transaction (or series of related transactions) being beneficially owned, directly or indirectly, by individuals and entities who were the beneficial owners of at least 50% of the shares of Acquiror Common Stock outstanding immediately prior to such transaction (or series of related transactions), shall not be deemed a “Change of Control” or (b) a sale or disposition of all or substantially all of the assets of Acquiror (or any successor to Acquiror) and its Subsidiaries on a consolidated basis.

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2. Representations and Warranties. Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the others and to all third party beneficiaries of this Agreement that (a) such party has the full right, capacity and authority to enter into, deliver and perform his, her or its respective obligations under this Agreement, (b) this Agreement has been duly executed and delivered by such party and is the binding and enforceable obligation of such party, enforceable against such party in accordance with the terms of this Agreement, and (c) the execution, delivery and performance of such party’s obligations under this Agreement will not conflict with or breach the terms of any other agreement, contract, commitment or understanding to which such party is a party or to which the assets or securities of such party are bound.

3. Beneficial Ownership. Each Stockholder Party hereby represents and warrants that it does not beneficially own, directly or through its nominees (as determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder), any shares of capital stock or other securities of Acquiror, or any economic interest in or derivative of such stock or securities or interest convertible or exercisable into shares of capital stock or other securities of Acquiror, other than those securities received as consideration in the Transaction pursuant to Section 3.01 of the Business Combination Agreement. For purposes of this Agreement, (a) the aggregate Per Share Merger Consideration received by each Stockholder Party as consideration in the Transaction pursuant to Section 3.01 of the Business Combination Agreement, (b) any shares of Acquiror Common Stock issuable upon the exercise of any Exchanged Options, and (c) any other securities convertible into or exercisable or exchangeable for Acquiror Common Stock into which any securities of the Company are converted pursuant to the Business Combination Agreement are collectively referred to as the “Lock-up Shares.”

4. No Additional Fees/Payment. The parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Stockholder Parties in connection with this Agreement.

5. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 5):

(a)	If to Acquiror, to:

DHC Acquisition Corp.

1900 West Kirkwood Blvd

Suite 1400B

Southlake, TX 76092

Attention: Christopher Gaertner

Email: ********

with a copy to:

Cooley LLP

55 Hudson Yards

New York, NY 10001

Attention: Yvan-Claude Pierre; Kevin Cooper; Peter Byrne

Email: ********; ********; ********

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(b)	If to a Stockholder Party, to the contact information set forth on such Stockholder Party’s signature page hereto.

or to such other address as any party may have furnished to the others in writing in accordance herewith.

6. Enumeration and Headings. The enumeration and headings contained in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

7. Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8. Successors and Assigns. This Agreement and the terms, covenants, provisions and conditions hereof shall be binding upon, and shall inure to the benefit of, the respective heirs, successors and assigns of the parties hereto. Each Stockholder Party hereby acknowledges and agrees that this Agreement is entered into for the benefit of and is enforceable by Acquiror and its successors and assigns.

9. Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision will be conformed to prevailing law rather than voided, if possible, in order to achieve the intent of the parties and, in any event, the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto.

10. Amendment. This Agreement may be amended or modified by written agreement executed by each of the parties hereto.

11. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

12. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

13. Governing Law; Jurisdiction; Venue. The terms and provisions of this Agreement shall be construed in accordance with the laws of the State of Delaware. The parties hereto (a) agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Agreement shall be brought and enforced in the Delaware Chancery Court, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (b) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

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14. Termination. This Agreement shall terminate upon the earlier of (a) the valid termination of the Business Combination Agreement in accordance with Section 9.01 of the Business Combination Agreement and (b) the termination of this Agreement by mutual consent of the parties hereto (each individually a “Termination Event”) and shall be null and void in all respects after a Termination Event; provided that (i) nothing herein shall relieve any party from liability in connection with any breach of such party’s representations, warranties or covenants contained herein occurring prior to a Termination Event and (ii) this Section 14 shall survive any such termination.

15. Controlling Agreement. To the extent the terms of this Agreement (as amended, supplemented, restated or otherwise modified from time to time) directly conflicts with a provision in the Business Combination Agreement, the terms of this Agreement shall control.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Lock-up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

DHC ACQUISITION CORP.

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Lock-up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

[STOCKHOLDER PARTY]

By:
Name:
Title:

Attention: [__]
Address: [__]
Email: [__]

[Signature Page to Lock-Up Agreement]

Exhibit C

Exclusive Reseller Agreement

[Attached.]

Exhibit 99.1

EXCLUSIVE RESELLER AGREEMENT (SAAS)

This EXCLUSIVE RESELLER AGREEMENT (this “Agreement”) is entered into as of August 19, 2023 (the “Effective Date”) by Brand Engagement Network Inc., a Wyoming corporation, having a place of business at 145 East Snow King Ave, Jackson, WY 83001 (“BEN”) and AFG Companies, Inc., a Texas corporation, having a place of business at 1900 Champagne Blvd., Grapevine, TX 76051 (collectively with its designated subsidiaries, “Reseller”) and describes the terms and conditions pursuant to which BEN will make the Services (as defined below) available for re-sale by Reseller.

1 DEFINITIONS

For the purposes of this Agreement, in addition to the capitalized terms defined elsewhere in this Agreement, the following terms shall have the meanings ascribed to them as follows:

1.1 “Affiliate” of a party means any corporation or other entity that such party directly or indirectly controls, is controlled by, or is under common control with. “Control,” for purposes of this definition, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by contract or otherwise.

1.2 “Customer(s)” means individuals or entities to which Reseller has re-sold Services.

1.3 “Customer Data” means all electronic data or information submitted by Customers in connection with such Customers’ use of the Services, including data provided by Customers’ Users.

1.4 “Deliverable” means any software, equipment consultations, documentation and/or other materials prepared by BEN for Reseller as described in an SOW.

1.5 “Fees” means the fees payable by Reseller to BEN in connection with the re-sale of the Services to Customers and any products and services sold/leased/licensed to Customers in connection with or related to the Services.

1.6 “Field” means entities that primarily manufacture, distribute, market, sell and/or repair new and used motor vehicles, recreational vehicles, and power sports vehicles, and third party administrators that solely provide finance and insurance (F&I) products, parts and service products, sales and marketing services, technology services, service contracts and/or warranties, in each instance for motor vehicles, recreational vehicles, and power sports vehicles. For the avoidance of doubt, motor vehicle manufacturers’ financing arms (such as Ford Credit, Nissan Motor Acceptance Corp.) and banks that do indirect lending to dealers for consumers on premise at the dealer or on the dealer’s website are part of the Field. For the further avoidance of doubt, other financial institutions (such as https://www.bankofamerica.com/auto-loans/), and motor vehicle insurance entities, are not part of the Field.

1.7 “Initial Term” has the meaning ascribed to that term in Section 8.1.

1.8 “Level 1 Support” means the service provided in response to a Customer’s initial contact requesting assistance with the Services.

1.9 “Level 2/3 Support” means the service required to resolve a Customer’s issues with the Services after Level 1 Support has been exhausted.

1.10 “Malicious Code” means viruses, worms, time bombs, Trojan horses and other harmful or malicious code, files, scripts, agents or programs.

1.11 “Non-BEN Applications” means online applications and offline software products provided by entities or individuals other than BEN and are clearly identified as such, and that interoperate with the Services.

1.12 “Order Form” means the documents for placing orders pursuant to this Agreement that are entered into between BEN and Reseller (or Affiliates of BEN and Reseller) from time to time, including addenda and supplements thereto. By entering into an Order Form pursuant to this Agreement, an Affiliate agrees to be bound by the terms of this Agreement as if it were an original party to this Agreement. Order Forms shall be deemed incorporated into this Agreement by reference.

1.13 “Professional Services” means the services to be provided by BEN to Reseller as described in an SOW, which may include, without limitation, engineering, maintenance, installation, design consulting, business planning, support, network planning and analysis.

1.14 “Renewal Term” has the meaning ascribed to that term in Section 8.1.

1.15 “Reseller Agent” means a person or entity that Reseller appoints to market, promote or re-sell Services on behalf of Reseller.

1.16 “Reseller Data” means all electronic data or information submitted by Reseller to BEN in connection with the Services.

1.17 “Service(s)” means the products and services that are ordered by Reseller pursuant to an Order Form and made available by BEN online as designated by BEN, including associated offline components. “Services” exclude Non-BEN Applications.

1.18 “Statement of Work” or “SOW” means a statement of work for Professional Services and/or Deliverables that is executed by the parties.

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1.19 “Term” has the meaning ascribed to that term in Section 8.1.

1.20 “Territory” means world-wide.

1.21 “Users” means individuals who are authorized by Customers to use the Services. Users may include but are not limited to Customer’s employees, consultants, contractors and agents, and third parties with which Customers transact business.

2 SERVICES

2.1 Provision of Services. Conditioned on the provisions in this Section 2 and the other terms and conditions of this Agreement and payment of the applicable Fees, BEN hereby appoints Reseller, and Reseller hereby accepts, for the Term (unless terminated as provided in this Agreement), an exclusive (subject to Section 8.1 hereof), non-transferable (except as provided in this Agreement), appointment for the Territory to act as a BEN approved reseller of the Services solely for the Field. Reseller shall market, promote and re-sell the Services to Customers and potential Customers in the Field, at its own expense and using its own efforts with its own sales force (including Reseller Agents). Reseller shall pay BEN the Fees set forth in this Agreement. BEN shall make the Services available to Reseller for re-sale to Customers in the Field pursuant to this Agreement.

2.2 Order Forms. Reseller and BEN shall enter into Order Forms with respect to each Customer in order to document the Services that are to be provided for such Customer and to allow BEN to plan its delivery of Services.

2.3 Non-Exclusive Customer Licenses. Reseller may only resell non-exclusive rights to the Services and shall not grant any party any exclusive rights with respect to the Services.

2.4 BEN Responsibilities for the Services. BEN shall provide Reseller with the Services within the Territory for the purpose of the resale to Customers in the Field. The Services shall be made available by BEN subject to any unavailability caused by circumstances beyond BEN’s reasonable control, including any force majeure events as contemplated in Section 10.11 and any computer, communications, Internet service or hosting facility failures or delays involving hardware, software, power or other systems not within BEN’s possession or reasonable control, and denial of service attacks. The Services may be temporarily limited, interrupted or curtailed due to maintenance, repair, modifications, upgrades or relocation. BEN shall notify Reseller of scheduled and unscheduled network outages that are expected to last more than four (4) hours and that may affect the Services. BEN shall be entitled to change the Services during the Term provided that BEN will not materially reduce the capabilities provided by the Services.

2.5 Reseller Responsibilities. Reseller shall maintain marketing and customer service standards that are appropriate in order to maintain high-quality Services and to reflect favorably on Reseller’s and BEN’s reputation. Reseller shall provide Customers with prompt, courteous, and efficient service, shall take every reasonable precaution not to disclose any Customer information, other than as permitted by any applicable privacy or personal health information legislation, and shall deal with Customers honestly and fairly. Reseller shall be responsible for all activities of its Customers and Reseller shall (i) use commercially reasonable efforts to prevent unauthorized access to or use of the Services and shall notify BEN promptly of any such unauthorized access or use; and (ii) comply with all applicable local, state, provincial, federal and foreign laws in respect to the promotion and re-sale of the Services.

2.6 Mutual Obligations. Neither party shall by way of statement, act or omission, discredit or reflect adversely upon the reputation of or the quality of the other party or the products or services provided by the other party.

2.7 Customer Contracts. The Services shall be provided to Customers on terms and conditions that are mutually agreed to between BEN and Reseller, in accordance with any applicable regulations. Reseller acknowledges that the Customer agreements will require commercially reasonable flow-down obligations that will apply to Users’ use of the Services, including the right for BEN to use data submitted and generated through the use of the Services. Reseller shall not make any representations or warranties on behalf of BEN, or in any way bind or attempt to bind BEN contractually or otherwise with any Customer(s) beyond BEN’s delivery of the Services.

2.8 Restrictions. Reseller shall not (and shall not authorize any third party to): (a) modify, translate, reverse engineer, decompile, disassemble, or create derivative works based on the Services except to the extent that enforcement of the foregoing restriction is prohibited by applicable law; (b) circumvent any user limits or other timing, use or functionality restrictions built into the Services; (c) remove any proprietary notices, labels, or marks from the Services (except to the extent Reseller is so permitted to for the purposes of re-branding the Services); or (d) access the Services in order to (i) build a competitive product or service, or (ii) copy any ideas, features, functions or graphics of the Services for use outside of the Services.

2.9 Training and Real Time Data. The parties acknowledge that the Services require ingestion of industry jargon/master data, initial training, as well as training updates from time to time, using data relevant to the Field as well access to real time data provided via application programming interface or similar method. In addition, conversation and dialogue management shall be developed to address the specific use cases and solutions pursued by both parties. This entails crafting conversational patterns and responses that align with industry norms and ensuring that the AI is capable of addressing specific challenges and questions within the Field context. Accordingly, throughout the Term of this Agreement, Reseller shall

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collaborate closely with BEN, providing BEN with access to essential information, real time data provided via application programming interface or similar method, guidance, and expertise needed to train and improve the Services (the “Training and Real Time Data”) in the Field. It is expected that the Reseller’s contributions will encompass, but not be limited to:

•	Preprocessing of future data deliveries, including data cleaning, normalizing, and the annotation of datasets where necessary. This is to ensure that the data provided is in a usable format for immediate integration into the Services’ machine learning models, optimizing the efficiency and effectiveness of the AI training process;

•	Regular provision of up-to-date and relevant data sets, including sales data, Customer Data, manufacturing data, customer behavior data (if applicable), conversational data and other forms of data relevant to the Field;

•	Regular feedback and input to enhance the performance and accuracy of the Services, including the review of outputs, validation of model assumptions, and participation in testing and fine-tuning processes;

•	Assistance in the development of conversational scenarios and patterns specific to the Field, including customer service inquiries, technical support questions, dealer interactions, and other typical automotive-related dialogues; and

•	Provision of expert knowledge and insight on the auto industry, to guide the development and refinement of the AI model, ensuring it is tailored to the realities of the Field, its jargon, its nuances, and its evolving trends.

2.10 Ownership and Proprietary Rights. BEN and its suppliers and/or licensors own and shall retain all right, title and interest (including without limitation all patent rights, copyrights, trademark rights, trade secret rights and other intellectual property rights), in and to the Services. Reseller agrees that only BEN shall have the right to maintain, enhance or otherwise modify the Services. Except as expressly set forth in this Section 2, BEN reserves all rights and grants Reseller no licenses of any kind, whether by implication, estoppel, or otherwise.

2.11 Improvements. BEN shall own all right, title and interest in and to any enhancements and improvements to the Services made by Reseller or its Affiliates, jointly or independently, or resulting from use of the Training and Real Time Data, including, but not limited to, all patent, copyright, trade secret and other proprietary rights therein (collectively, “Improvements”). Reseller hereby assigns, and upon creation shall be deemed to have assigned, to BEN all right title and interest in and to the Improvements. Reseller shall execute and deliver, and shall cause its personnel, contractors, sub-contractors and advisors to execute and deliver, without additional compensation (provided that BEN prepares the applicable documents at its cost and expense), (i) such documents and instruments as BEN may reasonably request to transfer and assign to BEN all right, title and interest in the Improvements; and (ii) any and all applications or registrations for patents, copyrights and other intellectual property rights and any other instruments deemed necessary or appropriate for BEN to secure and enforce such rights.

2.12 Suggestions. From time to time Reseller may provide BEN with suggestions, enhancement requests, recommendations or other feedback relating to the Services (“Suggestions”). BEN shall own all right, title and interest in and to any Suggestions, including, but not limited to, all patent, copyright, trade secret and other proprietary rights therein (collectively, “Suggestions”). Reseller hereby assigns, and upon creation shall be deemed to have assigned, to BEN all right title and interest in and to the Suggestions. Reseller shall execute and deliver, and shall cause its personnel to execute and deliver, without additional compensation (provided that BEN prepares the applicable documents at its cost and expense), (i) such documents and instruments as BEN may reasonably request to transfer and assign to BEN all right, title and interest in the Suggestions; and (ii) any and all applications or registrations for patents, copyrights and other intellectual property rights and any other instruments deemed necessary or appropriate for BEN to secure and enforce such rights.

2.13 Non-Competition. During the Initial Term, Reseller shall not: (a) directly or indirectly market, promote, or solicit customers or subscriptions for, supply, sell or re- sell any product or service in competition with the Services; (b) have any controlling interest in any entity that markets, promotes, sells or provides any product or service in competition with the Services; (c) enter into any agreements with any provider to resell, redistribute, sub-license or otherwise commercialize any product or service that competes with the Services; or (d) display on its website or elsewhere any advertising or marketing materials of any provider of any product or service that competes with the Services. The parties acknowledge the need for each Customer to have continuity of service beyond such Customer’s subscription period; accordingly, if either party gives timely written notice of non-renewal, then upon such notice Reseller may market to such Customers subscriptions for products or services in competition with the Services, for the period of time following such Customer’s subscription period.

2.14 Reseller’s Use of Agents and Subcontractors. Reseller may, without the prior written consent of BEN, appoint Reseller Agents to market, promote and/or re-sell the Services within the Territory, provided that Reseller shall continue to be responsible for all of its duties and obligations under this Agreement and for any acts or omissions of any of its Reseller Agents, and any acts or omissions of any of its Reseller Agents shall be attributed to Reseller, and Reseller shall: (a) be liable to BEN for all

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losses, costs, damages and expenses of whatsoever nature, that BEN may sustain or incur as a result or in connection with any act or omission of any Reseller Agent, and (b) indemnify BEN, its officers, directors, employees, agents and Affiliates (including their officers, directors, employees, and agents) from and against any and all actions, causes of action, claims and demands of whatsoever nature caused by, arising directly or indirectly out of, or in connection with any acts or omissions of any Reseller Agent.

2.15 Professional Services. Upon execution of an SOW by the parties and subject to the terms and conditions set forth in Schedule A, Reseller may retain BEN to provide Professional Services (including the development of Deliverables) for Reseller, all as described in such SOW. If Reseller submits a purchase order for Professional Services, such order shall not be binding upon BEN until accepted by BEN. BEN shall respond to each such order submitted by Reseller within five (5) business days following receipt thereof. Once an order has been accepted, it shall be subject to the terms and conditions of this Agreement (such terms superseding any and all pre-printed terms and/or conditions within such order).

2.16 Customer and Reseller Data. BEN shall have the non-exclusive, irrevocable, perpetual, royalty-free, sublicensable and transferable right to use the Customer Data and Reseller Data to provide the Services in accordance with this Agreement, to improve the Services and to train and improve the software and artificial intelligence models used by BEN in its business, and Reseller shall obtain such rights from its Customers for the benefit of BEN. Subject to the rights granted to BEN pursuant to this Agreement, BEN acquires no right, title or interest (i) from Reseller in or to any Reseller Data or (ii) from any Customers in or to Customer Data, including in each instance any intellectual property rights therein. Notwithstanding the foregoing, the Parties will work together to expand the rights for BEN to use the Customer Data to the extent permitted by applicable law. Moreover, to the extent Reseller obtains broader rights in the Customer Data than are granted to BEN in this Agreement, such broader rights shall be deemed to have been automatically granted to BEN hereunder.

2.17 Marketing Alignment. Reseller shall provide BEN with a monthly report on its sales pipeline, including, without limitation, a list of its then-current targeted potential Customers, details regarding the engagement and status with potential Customers, and any other information typically generated regarding sales pipeline efforts.

2.18 Trademarks. BEN hereby grants Reseller during the Term of this Agreement a nonexclusive, nontransferable, non-sublicensable, royalty-free license to use BEN’s trademarks and associated logos, including the name “BEN Auto” (or similar name agreed between the parties) (collectively, “Marks”) solely in connection with the marketing and sale of the Services. Any use of

Marks shall be in accordance with BEN’s trademark usage policies, with proper markings and legends, and subject to BEN’s prior written approval in each case. Accordingly, Reseller shall provide BEN with copies of all marketing materials regarding the Services before they are distributed, and shall not use or distribute any such materials without BEN’s approval. BEN may withdraw any approval of any use of its Marks at any time in its sole discretion, although no such withdrawal shall require the recall of any previously published or distributed materials that was approved by BEN. Reseller shall reasonably cooperate with BEN in facilitating BEN’s monitoring and control of the nature and quality of products and services bearing the Marks, and shall supply BEN with specimens of Reseller’s use of the Marks upon request. If BEN notifies Reseller that Reseller’s use of the Marks is not in compliance with BEN’s trademark policies or is otherwise deficient, then Reseller shall promptly comply with such policies or otherwise as reasonably directed by BEN. Reseller shall not make any express or implied statement or suggestion, or use the other Marks in any manner, that dilutes, tarnishes, degrades, disparages or otherwise reflects adversely on BEN or its business, products or services. Reseller acknowledges that the Marks are and shall remain owned by BEN. Reseller shall not gain any right, title or interest with respect to the Marks by use thereof, and all rights and goodwill associated with the Marks shall inure to the benefit of BEN.

3 SERVICES SETUP AND OPERATION

3.1 Launch of the Services with Reseller. Upon execution of this Agreement, the parties will co-operate and use commercially reasonable efforts to integrate the Services with any Reseller software or infrastructure with which the Services need to interact in order to allow the Services to be marketed by Reseller to Customers in the Field in the Territory. Once the Services have been integrated with Reseller’s software or infrastructure and the parties agree that the integrated Services are of a reasonable quality (having regard to similar commercial offerings), the Reseller shall be entitled to begin reselling the Services to Customers in the Field in the Territory.

3.2 Support. BEN shall provide basic support for the Services to Reseller at no additional charge, and shall provide upgraded support for the Services to Reseller if purchased separately by Reseller. Reseller shall be responsible for providing First Line Support to Customers and Users of the Services. For the purposes of this Agreement, “First Line Support” means (i) fielding each initial call on a Services problem or other inquiry from a Customer or User; (ii) generating and issuing a trouble ticket containing a reference/tracking number to the Customer or User (i.e., provision of a Reseller support number to the Customer or User); (iii) to the extent reasonably possible, identifying the problem or performance deficiency in the Services; (iv) by reference to only a troubleshooting guide that may be provided by BEN, attempted resolution of the problem; (v) where such problem has not been resolved, preparation of an error

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notification in relation to the problem or performance deficiency; (vi) managing communications and expectations with the Customer and/or User until the problem is referred to BEN; and (vii) escalating the error notification to BEN. Under no circumstances will BEN be obliged to deal directly with a Customer or User.

3.3 White Labelling. If mutually agreed by the parties in writing, BEN shall brand the Services with Reseller-specific branding prior to making the Services available for re-sale by Reseller. The Services shall also be branded with “powered by BEN” marks and logos as specified by BEN. The Services shall in all cases retain any relevant patent, copyright and/or other intellectual property notices as may be determined to be appropriate by BEN. Reseller shall provide, in softcopy/electronic format as reasonably specified by BEN, the Reseller-specific branding to be used to white-label the Services. BEN shall provide Reseller with access to the white-labeled Services to review prior to making any production versions of the white-labeled Services commercially available for re-sale by Reseller. Reseller shall use commercially reasonable efforts to promptly review the white-labeled Services. The Reseller-specific branding will be applied to the Services by BEN for the fees specified in the applicable SOW for such Professional Services. BEN shall only use any Reseller-specific branding materials provided to BEN for the purposes of re-branding the Services as contemplated in this Section 3.3 and for the operation of the white-labeled Services. Except for the foregoing limited rights, Reseller shall retain all right, title and interest in the Reseller-specific branding provided to BEN.

3.4 Acquisition of Non-BEN Products and Services. BEN or third parties may from time to time make available to Reseller third-party products or services, including but not limited to Non-BEN Applications and implementation, customization and other consulting services. Any acquisition by Reseller of such non-BEN products or services, and any exchange of data between Reseller or its Customers and any non-BEN provider, is solely between Reseller or the applicable Customer, as the case may be, and the applicable non-BEN provider. BEN does not warrant or support non-BEN products or services, whether or not they are designated by BEN as “certified” or otherwise, except as specified in an Order Form.

3.5 Non-BEN Applications and Customer and Reseller Data. If Reseller or any of its Customers installs or enables Non-BEN Applications for use with the Services, Reseller acknowledges that BEN may allow providers of those Non-BEN Applications to access Customer Data and Reseller Data as required for the interoperation of such Non-BEN Applications with the Services. BEN shall not be responsible for any disclosure, modification or deletion of any Customer Data and Reseller Data resulting from any such access by Non-BEN application providers. The Services shall allow Customers to restrict such access by restricting Customer users from installing or enabling such Non- BEN applications for use with the Services.

3.6 Integration with Non-BEN Services. The Services may contain features designed to interoperate with Non-BEN Applications. To use such features, Reseller and Customers may be required to obtain access to such Non-BEN Applications from their providers. If the provider of any such Non-BEN application ceases to make the Non-BEN application available for interoperation with the corresponding Service features on reasonable terms, BEN may cease providing such Service features without entitling Reseller or any Customers to any refund, credit, or other compensation.

3.7 BEN Protection of Customer Data. BEN shall maintain commercially reasonable administrative, physical, and technical safeguards for protection of the security, confidentiality and integrity of Customer Data. BEN will abide by all applicable State and Federal laws including, to the extent applicable, the Gramm Leach Bliley Act and the Federal Trade Commission “Safeguards Rule.” BEN will work with Reseller in countries where the Services could be deployed to abide by that particular country’s laws regarding consumer information. BEN will be SOC2 Type 1 compliant no later than December 31, 2023.

3.8 Reseller Responsibilities. Reseller shall (i) be responsible for Customers’ and Users’ compliance with BEN’s policies and procedures applicable to the Services; (ii) be responsible for the accuracy, quality and legality of the Customer Data and of the means by which it was acquired. Reseller shall not: (a) make the Services available to anyone other than Customer and Users; (b) sell, resell, rent or lease the Services outside the Field; (c) use the Services to store or transmit infringing, libelous, or otherwise unlawful or tortious material, or to store or transmit material in violation of third-party privacy rights; (d) use the Services to store or transmit Malicious Code; (e) interfere with or disrupt the integrity or performance of the Services or third- party data contained therein; or (f) attempt to gain unauthorized access to the Services or their related systems or networks. Reseller shall, solely at its own cost, employ experienced salespeople who are knowledgeable concerning the functions and advantages of the Services and experienced technical personnel who are knowledgeable concerning the functions, specifications and advantages of the Services.

3.9 Usage Limitations. If BEN opts to impose Services limitations on all customers, such as but not limited to disk storage space and application programming interface calls, BEN will use commercially reasonable efforts to provide at least three (3) months written notice of such limitations to Reseller.

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4 PAYMENT TERMS AND TAXES

4.1 Stock Issuance. Immediately prior to the consummation of BEN’s contemplated business combination with DHC Acquisition Corp. (the “Merger”) pursuant to that certain Business Combination Agreement and Plan of Reorganization (the “BCA”) to be entered with DHC Acquisition Corp. (“DHCA”), BEN Merger Subsidiary Corp., and, solely with respect to certain provisions thereto, DHC Sponsor, LLC, BEN will issue a number of shares of its common stock to Reseller which shall, pursuant to the terms and subject to the conditions set forth in the BCA, convert into shares of DHCA common stock upon the effectiveness of the Merger that have an initial aggregate value of $17.5 million (based on a price of $10.00 per share of DHCA common stock).

4.2 Earnout. The Parties have agreed, subject to the consummation of the Merger, to a milestone-based earnout incentive plan as provided in the attached Schedule B.

4.3 Customer Pricing and Responsibility. All fees, rates or charges charged by Reseller to Customers for the Services shall be determined mutually between Reseller and BEN. BEN shall have no responsibility for billing or collecting such fees or any other amounts from Customers. Reseller is solely responsible for payment to BEN for all Fees for the Services re-sold to Customers. In connection with such activities, Reseller will act in all respects for its own account and will be responsible for such matters as credit verification, deposits, billing, collection, bad debts and any unauthorized use of the Services by or on behalf of Customers. BEN is obligated only to Reseller, with which it is in privity of contract, and not to Customers, with whom BEN is not in privity of contract. Customers are not to be deemed third-party beneficiaries of this Agreement.

4.4 Fees. Reseller shall pay BEN fifty percent (50%) of all amounts collected from Customers for the Services and any products and services sold/leased/licensed to Customers in connection with or related to the Services.

4.5 Payment Terms. Reseller will Pay BEN the Fees within ten (10) days following the end of the calendar month in which Reseller collected invoiced amounts, in whole or in party, from the Customer(s). All amounts are payable in United States dollars unless mutually agreed to in writing by the parties. Any amounts not paid when due shall accrue interest at the lesser of one and one half percent (1.5%) per month (19.57% annually) or the maximum rate allowed by law.

4.6 Record Retention and Audit. Reseller will maintain and retain records and supporting documentation sufficient to support and evidence the amounts payable under this Agreement during the Term and for one (1) year thereafter. BEN may audit Reseller’s records and supporting documentation for the purposes of verifying the accuracy of all Fees paid hereunder and for the purposes of verifying Reseller’s compliance with the terms and conditions of this Agreement. These audits may be conducted no more than once per year during the Term. If an audit demonstrates that Reseller’s payments for the audited period were not correct, Reseller will pay BEN the unpaid amount within thirty (30) days following the final determination of the amount payable and, if the underpayment for the period under audit is five percent (5%) or greater, then Reseller shall also pay BEN for the reasonable costs of such audit. With respect to any audits conducted pursuant to this Section, Reseller will reasonably cooperate with BEN. BEN will give Reseller reasonable prior notice of an audit and conduct such audits during normal business hours in a manner designed to minimize disruption to Reseller’s business. Unless otherwise agreed to in writing by the Parties, Reseller will deliver information or documentation that is reasonably requested in conjunction with an audit within ten (10) business days of request for such information or documentation. Audits may be conducted by BEN or a certified public accountant. Notwithstanding anything to the contrary in this Agreement, in the event that Reseller breaches this Section, in addition to all other remedies available to BEN, Reseller shall reimburse BEN for its reasonable legal fees incurred to enforce Reseller’s obligations under this Section.

4.7 Suspension of Services. If any amount owing by Reseller under this or any other agreement for the Services is thirty (30) or more days overdue, BEN may, without limiting BEN’s other rights and remedies, suspend provision of the Services to Reseller and the Customers until such amounts are paid in full. BEN will give Reseller at least fifteen (15) days prior notice that its account is overdue, before suspending the Services.

4.8 Taxes. Unless otherwise stated, the Fees do not include any taxes, levies, duties or similar governmental assessments of any nature, including but not limited to value-added, goods and services, harmonized, sales, use or withholding taxes, assessable by any local, state, provincial, federal or foreign jurisdiction (collectively, “Taxes”). Reseller is responsible for paying all Taxes associated with its sales of the Services. For clarity, BEN is solely responsible for taxes assessable against BEN based on its income, property and employees.

5 CONFIDENTIALITY

5.1 Definition of Confidential Information. “Confidential Information” means any and all information disclosed by either party to the other which is marked “confidential” or “proprietary”, or which the recipient knows or has reason to know is regarded by the disclosing party as such, including oral information. “Confidential Information” does not include any information that the receiving party can demonstrate by its written records: (a) was known to it prior to its disclosure hereunder by the disclosing party; (b) is or becomes known through no wrongful act of the receiving party; (c) has been rightfully received from a third party authorized to make such a disclosure; (d) is independently developed by the receiving party; (e) has been approved for release with the disclosing party’s prior written authorization; or (f) has been disclosed by court order or as otherwise required by law, provided that the party required to disclose the information provides prompt advance notice to enable the other party to seek a protective order or otherwise prevent such disclosure.

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5.2 Obligation. Neither party will use any Confidential Information of the disclosing party except as necessary to exercise its rights or perform its obligations pursuant to this Agreement or as expressly authorized in writing by the other party. Each party shall use the same degree of care to protect the disclosing party’s Confidential Information as it uses to protect its own confidential information of like nature, but in no circumstances less than reasonable care. Neither party shall disclose the other party’s Confidential Information to any person or entity other than its officers, employees, consultants and legal advisors who need access to such Confidential Information in order to effect the intent of the Agreement and who have entered into written confidentiality agreements with it as least as restrictive as those in this Section 5. Upon any termination of this Agreement, the receiving party will promptly return to the disclosing party or destroy, at the disclosing party’s option, all of the disclosing party’s Confidential Information.

5.3 Injunctive Relief. Each party acknowledges that due to the unique nature of the other party’s Confidential Information, the disclosing party may not have an adequate remedy in money or damages in the event of any unauthorized use or disclosure of its Confidential Information. In addition to any other remedies that may be available in law, in equity or otherwise, the disclosing party shall be entitled to seek injunctive relief to prevent such unauthorized use or disclosure.

5.4 Other Exemptions. Notwithstanding the foregoing provisions in this Section 5, the parties may disclose this Agreement: (i) as otherwise required by law or the rules of any stock exchange or over-the-counter trading system provided that reasonable measures are used to preserve the confidentiality of this Agreement, (ii) in confidence to legal counsel, (iii) in connection with the requirements of a public offering or securities filing provided reasonable measures are used to obtain confidential treatment for the proposed disclosure, to the extent such treatment is available, (iv) in connection with the enforcement of this Agreement or any rights under this Agreement, provided that reasonable measures are used to preserve the confidentiality of this Agreement, (v) in confidence, to auditors, accountants, and their advisors, (vi) in confidence, in connection with a change of control or potential change of control of a party or an Affiliate of a party, provided that reasonable measures are used to preserve the confidentiality of this Agreement. For any legally compelled disclosure or disclosure pursuant to a court, regulatory, or securities filing, the parties shall reasonably cooperate to limit disclosure.

5.5 Compelled Disclosure. If a receiving party is compelled by law to disclose Confidential Information of a disclosing party, it shall provide the disclosing party with prior notice of such compelled disclosure (to the extent legally permitted) and reasonable assistance, at the disclosing party’s cost, if the disclosing party wishes to contest the disclosure.

5.6 Securities Compliance. Reseller (i) is aware that BEN or an Affiliate may become a reporting company under the Securities Exchange Act of 1934, as amended (the “Act”), and that the United States securities laws prohibit any person who has material, non-public information about a public company from purchasing or selling securities of that company, or from communication of that information to any person under circumstances where it is reasonably foreseeable that such person is likely to purchase or sell those securities, (ii) is familiar with the Act, and (iii) shall not use, nor cause any third party to use, any information relating to this Agreement in contravention of the Act.

6 WARRANTIES AND DISCLAIMERS

6.1 Warranties. Each party warrants to the other party that: (i) such party is a business duly incorporated, validly existing, and in good standing under the laws of its jurisdiction of incorporation; (ii) such party has all requisite corporate power, financial capacity, and authority to execute, deliver, and perform its obligations under this Agreement; (iii) the execution, delivery, and performance of this Agreement constitutes the legal, valid, and binding agreement of such party; (iv) as of the Effective Date, there is no outstanding litigation, arbitrated matter or other dispute to which such party is a party, which, if decided unfavorably to it, would reasonably be expected to have a potential or actual material adverse effect on such party’s ability to fulfill its obligations under this Agreement; and (v) no consent, approval or withholding of objection is required from any entity, including any governmental authority, with respect to such party’s entering into this Agreement. BEN warrants that (vi) the Services shall perform materially in accordance with its documentation, and (vii) subject to Sections 3.4 and 3.6, the functionality of the Services will not be materially decreased. For any breach of a warranty in (vi) or (vii) above, Reseller’s exclusive remedy shall be to request that BEN use commercially reasonable efforts to correct the non-conformity.

6.2 Disclaimer. EXCEPT AS SPECIFICALLY SET FORTH IN THIS SECTION 6, THE SERVICES ARE PROVIDED “AS IS” AND WITHOUT ANY REPRESENTATIONS, WARRANTIES AND/OR CONDITIONS OF ANY KIND. EACH PARTY AND ITS LICENSORS AND/OR SUPPLIERS MAKE NO OTHER REPRESENTATIONS AND GIVE NO OTHER WARRANTIES OR CONDITIONS, EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE REGARDING THE SERVICES PROVIDED UNDER THIS AGREEMENT AND

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EACH PARTY SPECIFICALLY DISCLAIMS ANY AND ALL IMPLIED REPRESENTATIONS, WARRANTIES AND/OR CONDITIONS OF MERCHANTABILITY, MERCHANTABLE QUALITY, NON-INFRINGEMENT, DURABILITY, TITLE AND FITNESS FOR A PARTICULAR PURPOSE. ADDITIONALLY, RESELLER ACKNOWLEDGES THAT BEN AUTO DOES NOT REPRESENT OR WARRANT OR PROVIDE ANY CONDITIONS THAT THE SERVICES WILL BE ERROR-FREE OR WORK WITHOUT INTERRUPTIONS.

7 INDEMNITY

7.1 BEN IP Indemnity. BEN shall defend and/or settle at its expense, any claims, actions or proceedings against Reseller to the extent arising out of or relating to any misappropriation or infringement by the Services and/or any Professional Services of any third party’s proprietary or intellectual property right (“Reseller Claims”), and BEN shall pay all damages finally awarded by a court of competent jurisdiction to such third party against Reseller, or any settlement amounts agreed by BEN in writing; subject to the conditions that, Reseller shall notify BEN promptly of any Reseller Claims, permit BEN to control the defense and settlement of such Reseller Claims (provided that Reseller may participate with counsel of its own choosing, at its own expense), and assist BEN, at BEN’s expense, in defending or settling such Reseller Claims. BEN shall not be liable for any settlement amounts entered into by Reseller without BEN’s prior written approval. If BEN has reason to believe that it would be subject to an injunction or continuing damages based on the Services, then BEN shall be entitled to either modify the Services to make the Services non-infringing and/or remove the misappropriated material, replace the Services or portion thereof with a service or materials that provide substantially the same functionality or information, or, if neither of the foregoing is commercially practicable, require Reseller and the Customers to cease reselling, receiving and/or using the Services, as the case may be, and refund to Reseller (a) a pro-rata portion of any one (1) time Fees (based on a three (3) year, straight-line depreciation schedule from the date of payment), and any Fees that have been pre-paid by Reseller but are unused. The foregoing notwithstanding, BEN shall have no liability for a claim of infringement or misappropriation to the extent (i) caused by the combination of Services with any other service, software, data or products not provided by BEN, which claim would have been avoided if the Services had not been so combined; or (ii) directly attributable to the use of any material provided by Reseller or any Customers; or (iii) caused by any breach by Reseller of this Agreement or by any Customers of any Services policies and/or procedures. THE FOREGOING IS BEN AUTO’S SOLE AND EXCLUSIVE LIABILITY, AND RESELLER’S SOLE AND EXCLUSIVE REMEDY FOR ANY INFRINGEMENT OR MISAPPROPRIATION OF ANY THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS.

7.2 Reseller Indemnity. Reseller shall defend and/or settle at its expense, any claims, actions or proceedings against BEN and its Affiliates and its and their officers, directors, employees and contractors (the “BEN Indemnified Parties”) to the extent arising out of or relating to (a) bodily injury or damage to tangible or real property, including death, caused by or arising out of any negligent act or omission of Reseller or any of its Affiliates or any of its or their officers, directors, employees, contractors or agents; (b) the provision, use or failure of any product or service provided by Reseller; (c) any representations or warranties made by Reseller in respect to the Services or any portions thereof beyond those authorized in this Agreement; (d) any infringement or misappropriation of any intellectual property or other rights by any Customer Data; or (e) any violation of any law or regulation by Reseller or any of its Affiliates or any of its or their officers, directors, employees, contractors or agents (“BEN Claims”), and Reseller shall pay all damages finally awarded by a court of competent jurisdiction to such third party against any of the BEN Indemnified Parties, or any settlement amounts agreed by Reseller in writing. The indemnification obligation of Reseller set forth in this Section 7.2 is subject to the conditions that, BEN shall notify Reseller promptly of any BEN Claims, permit Reseller to control the defense and settlement of such BEN Claims (provided that BEN may participate with counsel of its own choosing, at its own expense), and assist Reseller, at Reseller’s expense, in defending or settling such BEN Claims. Reseller shall not be liable for any settlement amounts entered into by BEN without Reseller’s prior written approval.

8 TERM AND TERMINATION

8.1 Term. This Agreement shall commence as of the Effective Date and shall continue in effect for an initial term of five (5) years (such initial term referred to in this Agreement as the “Initial Term”). For the avoidance of doubt, this Agreement and the Initial Term shall survive in the event a third party acquires or merges with BEN. Following the Initial Term of this Agreement, this Agreement shall be automatically renewed on the anniversary of the Effective Date for additional one (1) year renewal terms (any such subsequent renewal terms referred to in this Agreement as a “Renewal Term”), unless either party gives written notice of non-renewal to the other party at least six (6) months prior to the end of the Initial Term or any Renewal Term hereof. Collectively, the Initial Term and any subsequent Renewal Terms shall constitute the “Term”. Notwithstanding Section 2.1 hereof, the exclusive nature of the appointment of Reseller under this Agreement shall terminate upon the end of the Initial Term, whereafter such Initial Term such appointment shall be on a non-exclusive basis.

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8.2 Termination. This Agreement may be terminated as follows: (a) if Reseller fails to make any payment due hereunder within thirty (30) days after receiving written notice from BEN that such payment is delinquent, BEN may terminate this Agreement on written notice to Reseller at any time following the end of such period; (b) if either party breaches any material term or condition of this Agreement and fails to cure such breach within thirty (30) days after receiving written notice of the breach, the non-breaching party may terminate this Agreement on written notice at any time following the end of such thirty (30) day period; and (c) if either party becomes insolvent (i.e., becomes unable to pay its debts in the ordinary course of business as they come due) or makes an assignment for the benefit of creditors, then the other party may terminate this Agreement immediately upon notice.

8.3 Survival. The following sections shall survive the termination or expiration of this Agreement for any reason: 1, 2.10, 2.11, 2.12, 2.16, 4, 5, 7, 8.3, 8.4, 8.5, 9, 10 and any payment obligations incurred prior to the expiration or termination of this Agreement.

8.4 Effect of Termination. Upon expiration or termination of this Agreement, Reseller shall cease all use of the Services, and shall promptly return all copies of the documentation for the Services to BEN or else destroy those copies and provide assurances (signed by an officer of Reseller) to BEN that it has done so.

8.5 Rights upon Termination. Termination is not an exclusive remedy and is in addition to other rights or remedies that may be available. Upon any termination for cause by Reseller, BEN shall refund Reseller any prepaid Fees covering the remainder of the term of all subscriptions after the effective date of termination. Upon any termination for cause by BEN, Reseller shall pay any unpaid Fees. In no event shall any expiration or termination relieve Reseller of the obligation to pay any Fees payable to BEN. Following termination, and for any Customers to whom Reseller has sold subscriptions for the Services during the Term, BEN will continue to provide Services for such Customers for the remainder of their then-current subscription period (as of the effective date of termination of expiration of this Agreement) subject to payment of the applicable Fees for such Customers and subject to Reseller’s continued compliance with the terms and conditions of this Agreement, which shall continue in respect to such Customers. It is agreed between both the parties that once the Reseller has sold a subscription for the Services to a Customer during the Term with a duration longer than the Term (which shall require the written approval of BEN) and this Agreement terminates in accordance with its terms, the Services for any such Customer shall continue with both parties continuing to provide services to such Customer in the manner prescribed in this Agreement.

9 LIMITATION OF LIABILITY

9.1 WITH THE EXCEPTION OF A PARTY’S OBLIGATION TO PROVIDE INDEMNIFICATION UNDER THIS AGREEMENT AND EACH PARTY’S CONFIDENTIALITY OBLIGATIONS, IN NO EVENT SHALL EITHER PARTY, OR ITS LICENSORS OR SUPPLIERS BY VIRTUE OF THIS AGREEMENT, HAVE ANY LIABILITY TO ANY OTHER PARTY FOR ANY LOST PROFITS OR COSTS OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES, OR FOR ANY INCIDENTAL, PUNITIVE, INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES, HOWEVER CAUSED AND UNDER ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE) AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE. THE LIMITATIONS SET FORTH IN THIS SECTION 9 DO NOT APPLY TO ANY INFRINGEMENT OR MISAPPROPRIATION BY EITHER PARTY OR ITS CONTRACTORS OF THE OTHER PARTY’S INTELLECTUAL PROPERTY RIGHTS. IN NO EVENT SHALL BEN AUTO, ITS AFFILIATES OR ITS OR THEIR OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, LICENSORS OR SUPPLIERS BE LIABLE TO RESELLER FOR MORE THAN THE AMOUNT OF ANY ACTUAL DIRECT DAMAGES UP TO THE GREATER OF U.S. $100,000.00 (OR EQUIVALENT IN LOCAL CURRENCY) OR THE FEES FOR THE SERVICES THAT ARE THE SUBJECT OF THE CLAIM, REGARDLESS OF THE CAUSE AND WHETHER ARISING IN CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE. THE PARTIES AGREE THAT THIS SECTION 9 REPRESENTS A REASONABLE ALLOCATION OF RISK.

10 GENERAL

10.1 Invoices. The terms, provisions or conditions of any purchase order or other business form or written authorization used by either party will have no effect on the rights, duties or obligations of the parties under, or otherwise modify, this Agreement, regardless of any failure of the receiving party to object to those terms, provisions or conditions.

10.2 Marketing Activities. Following the execution of this Agreement, the parties may issue a joint press release highlighting the relationship contemplated by this Agreement. Notwithstanding the foregoing, neither party will publish a press announcement related to this Agreement without prior written consent of the other party.

10.3 Assignment. Neither party may assign any of its rights or delegate any of its obligations under this Agreement, whether by operation of law or otherwise, without the prior express written consent of the other party, which shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, BEN may assign this Agreement in connection with any merger or acquisition or sale of all or substantially all of BEN’s or any of its Affiliates’ assets or stock. Such assignment will not in any

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event relieve the assignor of any obligations that accrue under this Agreement prior to any such assignment. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their respective successors and permitted assigns. Any attempted assignment in violation of this Section 10.3 shall be null and void.

10.4 For the Term of this Agreement, in the event Reseller or a party directly or indirectly controlling Reseller, proposes to enter into a sale or other transfer of a controlling interest in such entity, or a sale of all or substantially all of its assets (a “Proposed Sale”) to a Qualified Purchaser (as defined below), in each case, pursuant to a transaction or series of related transactions, BEN shall have the right, but not the obligation, to purchase such controlling interest or such assets, as applicable, at the same purchase price and on substantially similar terms and conditions as the Proposed Sale (the “Right of First Refusal”). BEN shall have 30 business days after receipt of notice of the Proposed Sale (which such notice shall be promptly delivered by Reseller to BEN following receipt of a bona fide offer for such Proposed Seller) to elect to exercise the Right of First Refusal. For the Term of this Agreement, Reseller and each party directly or indirectly controlling Reseller shall be prohibited from consummating a Proposed Sale prior to Reseller achieving the Earnout as set forth above in Section 4.2, or with a person or entity that is not a Qualified Purchaser without the express written consent of BEN, which consent may be provided or withheld in its sole discretion. Any consummation of a Proposed Sale in contravention of this Agreement shall be void ab initio. For purposes of this Agreement, a “Qualified Purchaser” shall be any person or entity that is not engaged in the development, licensing, sale, use, provision or monetization of artificial intelligence applications in the Field.

10.5 Waiver and Amendment. No modification, amendment or waiver of any provision of this Agreement shall be effective unless in writing and signed by the party to be charged. No failure or delay by either party in exercising any right, power, or remedy under this Agreement, except as specifically provided herein, shall operate as a waiver of any such right, power or remedy.

10.6 Choice of Law; Jurisdiction; Venue. This Agreement shall be governed by the laws of the state of Texas, without regard to its conflict of law principles. The parties irrevocably agree to the exclusive jurisdiction of the state and Federal courts in Dallas County, Texas. No choice of laws rules of any jurisdiction shall apply to this Agreement. Each of the parties irrevocably waives the defense of an inconvenient forum to the maintenance of any such action or proceeding and any other substantive or procedural rights or remedies it may have with respect to the maintenance of any such action or proceeding in any such forum. The application of the United Nations Convention on Contracts for the International Sale of Goods to this Agreement is expressly excluded. The parties confirm that it is their wish that this Agreement as well as all other documents relating to this Agreement, including notices, be drawn up in English only.

10.7 Compliance with Laws. Each party shall comply with all applicable laws and regulations regarding the general conduct of business including without limitation all relevant anti-corruption and anti-bribery laws, including the United States Foreign Corrupt Practices Act. Reseller agrees to fully comply with all export, re-export and import restrictions and regulations of all agencies and/or authorities of any applicable countries.

10.8 Notices. All notices, demands or consents required or permitted under this Agreement shall be in writing and delivered to the addresses set forth above. Notice shall be considered delivered and effective on the earlier of actual receipt or one day following dispatch registered overnight carrier (such as FedEx or UPS). Notice shall be sent to the parties at the addresses set forth on the first page of this Agreement or at such other address as shall be specified by either party to the other in a notice in accordance with this Section 10.7.

10.9 Independent Contractors. The parties are independent contractors. This Agreement does not create a legal partnership (notwithstanding any use of the term “partner” by the parties, which if used is meant only to convey a spirit of cooperation between the parties), or a joint venture, agency, employee/employer relationship, or franchisee/franchisor relationship between the parties. Neither party shall have any right, power or authority to create any obligation or responsibility on behalf of the other.

10.10 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be contrary to law, such provision shall be changed and interpreted so as to best accomplish the objectives of the original provision to the fullest extent allowed by law and the remaining provisions of this Agreement shall remain in full force and effect.

10.11 Force Majeure. Except for each party’s obligations to pay money, neither party shall be deemed to be in breach of this Agreement for any failure or delay in performance caused by reasons beyond its reasonable control, including but not limited to acts of God, earthquakes, wars, pandemics, terrorism, communication failures, strikes or shortages of materials.

10.12 Headings and References. The headings and captions used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

10.13 Counterparts. This Agreement may be executed in counterparts, both of which, when taken together, shall constitute a signed agreement binding upon the parties. Delivery of a signed counterpart of this Agreement by facsimile transmission, in paper copy by courier or regular mail or as an email attachment in PDF format shall constitute valid and sufficient delivery thereof.

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10.14 BEN Affiliates. BEN may use one or more Affiliates to perform its obligations under this Agreement, provided that such use will not affect BEN’s obligations hereunder.

10.15 Complete Understanding. This Agreement, including all Order Forms, Statements of Work and Schedules, constitutes the final, complete and exclusive agreement between the parties with respect to the subject matter hereof, and supersedes any prior or contemporaneous agreement.

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IN WITNESS WHEREOF, the authorized representatives of the parties hereby bind the parties by signing below:

Acknowledged and Agreed to:

AFG Companies, Inc.	Brand Engagement Network Inc.

Signature: /s/ Wright Brewer	Signature: /s/ Tyler Luck

Name: Wright Brewer	Name: Tyler Luck

Title: Authorized Signatory	Title: Authorized Signatory

Date: August 19, 2023	Date: August 19, 2023

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SCHEDULE A

PROFESSIONAL SERVICES TERMS AND CONDITIONS

The following terms and conditions are incorporated into the Agreement. Capitalized words not defined in this Schedule shall have the meaning ascribed to such words in the Agreement.

BEN is willing to provide Professional Services (including the development of Deliverables) on a time and materials or fixed price basis according to the terms and conditions set forth in this Schedule A or such other form as the parties may agree in writing. The price to be paid by Reseller for Professional Services (including the development of Deliverables) shall be no less favorable than the price charged by BEN to any third parties. Such Professional Services may include: instruction and training on the use of BEN products and services; installation, configuration, maintenance and testing of BEN products and services; evaluation, design and implementation of system architectures; business and network planning; and custom software development.

1. General. All Professional Services to be performed and Deliverables to be developed by BEN at Reseller’s request shall be described in a Statement of Work, in the form attached as Appendix A to this Schedule A. Upon execution by authorized representatives of each party, each Statement of Work shall become a part of the Agreement. Each Statement of Work will incorporate the terms and conditions of this Schedule A. In the event of a conflict between (a) the Statement of Work and (b) this Schedule A or the Agreement, this Schedule A or the Agreement, as the case may be, shall prevail.

2. BEN’s Obligations. BEN shall perform Professional Services and develop Deliverables for Reseller as described in any Statements of Work agreed to by the parties. BEN shall perform such Professional Services and develop Deliverables in a reasonable, professional and workmanlike manner in keeping with industry standards and practices. BEN shall be entitled, in its sole discretion, to determine the method and means for performing the Professional Services and developing the Deliverables. Reseller acknowledges and agrees that BEN may retain the services of independent consultants (“Subcontractors”) from time to time to perform, or to assist BEN in performing the Professional Services and developing the Deliverables under this Schedule A or a Statement of Work. BEN personnel or Subcontractors shall remain under the direction and control of BEN. BEN shall in the performance of any Professional Services and development of any Deliverables use reasonable efforts to comply with all Reseller procedures and rules which have been communicated to BEN in writing. BEN shall be responsible for developing the BEN core products that are used to provide the Services at no additional expense to Reseller. Any customizations to the BEN core products after the Parties have agreed to the core products shall be considered Professional Services.

3. Reseller Obligations. Reseller acknowledges and agrees that performance of Professional Services is heavily dependent upon information and responses to be provided by Reseller. Accordingly, in addition to any specific responsibilities set out in the SOW, Reseller shall: (i) provide the appropriate and necessary resources, and timely and accurate information and documentation, as reasonably required by BEN, to allow BEN to perform the Professional Services and develop the Deliverables; (ii) carry out reviews and respond to requests for approval and information on a timely basis; (iii) ensure that BEN has available to it, the personnel familiar with Reseller’s requirements and with the expertise necessary to permit BEN to undertake and complete the Professional Services; and (iv) make available to BEN all equipment, material, information, data, network access and/or facilities that BEN may reasonably require to carry out its obligations. Reseller acknowledges that any delay on its part in the performance of its obligations may have an impact on BEN’s performance of its activities under this Agreement or under any Statement of Work, and BEN shall not be liable for any delay to the extent caused by Reseller’s failure to fulfill any of its requirements under the Agreement, this Schedule A and/or any SOW. If the Professional Services are performed on Reseller premises or if BEN needs to attend at Reseller premises for the development of the Deliverables, Reseller shall provide to BEN such workspace, computers, equipment and software as is reasonably required by BEN for the performance of the Professional Services and the development of the Deliverables. Reseller shall be responsible for assisting BEN in the development of BEN core products that are used to provide the Services at its own expense. Any customizations to the BEN core products after the parties have agreed to the original core products shall be considered Professional Services, and Reseller shall not charge BEN for any such Professional Services. Reseller shall use its reasonable best efforts to work with BEN to develop BEN core products.

Reseller shall designate a Project Management Contact for the purposes of communication with BEN. The Project Management Contact shall be the primary point of contact for Reseller with BEN for matters relating to the provision of Professional Services and development of Deliverables.

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4. Price and Payment. Reseller shall pay BEN the fees set forth in the Statement of Work either on a time and materials basis at BEN’s then-current price, or on a fixed price per project basis to be negotiated between the parties and set forth in the applicable SOW. Reseller shall reimburse BEN for all reasonable out of pocket expenses (including travel, lodging and related expenses) incurred by BEN in the performance of any Professional Services or development of any Deliverables, provided that such expenses are approved in advance in writing by Reseller. The fees for Professional Services and development of Deliverables shall exclude all applicable federal, state, provincial, value-added, goods and services, harmonized and local taxes (other than taxes on BEN’s net income).

Unless otherwise specified in the Statement of Work, BEN shall invoice Reseller for fees for Professional Services and development of Deliverables provided pursuant to this Agreement or a Statement of Work on a monthly basis. All such fees shall be paid within thirty (30) days of the date of the invoice.

5. Term and Termination. This Schedule A shall remain in effect only during the Term of the Agreement. Unless provided otherwise in a Statement of Work, Reseller may terminate a Statement of Work without cause upon thirty (30) days prior written notice to BEN. Unless provided otherwise in a Statement of Work, if Reseller terminates a Statement of Work for convenience, Reseller shall pay BEN the full fee for any Professional Services performed (including all other costs for which BEN has the right to reimbursement) up to the effective date of termination of such Statement of Work, provided that if the fees for any Deliverables are based on identified milestones being achieved by BEN, Reseller shall pay BEN the pro-rated fee for the next scheduled milestone with such pro-rated fee to be determined based on the percentage of time between the commencement of work on such milestone and the effective date of termination. For greater certainty, if the time from the commencement of work on the next milestone to the scheduled achievement date for that milestone is three (3) months, and if the effective date of termination occurs at the two (2) month point in such timeframe, then Reseller shall pay BEN two-thirds of the fee for such milestone.

Each party shall be entitled to immediately terminate a Statement of Work for cause in the event of: (i) the material breach by the other party of its obligations under this Schedule A or a Statement of Work, provided that such material breach is notified to such party and is not cured within thirty (30) days of the date of such notice, (ii) the filing of a bankruptcy petition by or against a party, the filing of an assignment for the benefit of creditors, the appointment of a receiver or trustee, or (iii) the assignment or attempt to assign the Agreement to a third party (except as permitted in the Agreement). In the event of termination for cause, the non-defaulting party may terminate this Schedule A and any Statements of Work hereunder. The non-defaulting party’s right to terminate shall be in addition to any other rights that it may have in law or in equity.

6. Intellectual Property Rights. Except as set forth in the Agreement or otherwise set forth in the relevant Statement of Work, BEN shall own all right, title and interest and all intellectual property rights to any Deliverables created by BEN pursuant to this Schedule A or any Statement of Work hereunder. BEN shall retain all right, title and interest and all intellectual property rights to any and all BEN proprietary information and BEN software (including, without limitation, any modifications to the Services). Subject to payment of the applicable fees set forth in the Statement of Work, BEN grants to Reseller a non-exclusive, non-transferable (except as provided in the Agreement) license to use the Deliverables created pursuant to this Schedule A or any Statement of Work during the term and for the purposes described in the accompanying Statement of Work.

7. Indemnification. Each party shall indemnify and defend the other party against any claims and costs awarded by a court of competent jurisdiction (including reasonable attorney’s fees) arising out of or relating to the other party’s negligence or intentional misconduct where actions result in death or bodily injury to any person or damage to tangible or real property, provided that: (a) the indemnified party gives the indemnifying party prompt notice in writing of each claim received by the indemnified party, (b) the indemnified party gives the indemnifying party the right to control and direct the investigation, defense and settlement of each claim, and (c) the indemnified party has not compromised or settled the claim.

8. Non-Solicitation. Reseller shall not enter into a contract for or of service with an employee of BEN who has been involved with, directly or indirectly, any of the Professional Services or development of any Deliverables hereunder within twelve (12) months of such employee’s last involvement with such Professional Services or Deliverables. Reseller shall be permitted to make generalized employment searches, by advertisements or by engaging firms to conduct searches which are not focused on the employees of BEN.

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Appendix A

Form of Statement of Work

The following is a Statement of Work and Price Estimate for                             .

PROJECT TITLE

PROJECT DESCRIPTION

WORK PLAN SUMMARY

Professional Services Overview

Scope of Work and Deliverables

PROJECT PURPOSE

DELIVERABLES

DELIVERABLE SPECIFICATIONS

PROJECT ASSUMPTIONS

PROFESSIONAL SERVICES SPECIFICATIONS

Milestones

Project Management Contact

PRICE AND PAYMENT

Estimated Price

PROJECT TERM

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IN WITNESS WHEREOF, the authorized representatives of the parties hereby bind the parties by signing below:

Acknowledged and Agreed to:

AFG Companies, Inc.	Brand Engagement Network, Inc.

Signature	Signature

Name	Name

Title	Title

Date	Date

Page 16 of 18	Confidential

SCHEDULE B

EARNOUT

Subject to the terms and conditions of this Schedule B, and only upon and at closing of the Merger, BEN shall cause DHCA to issue to Reseller a non-transferrable, unassignable warrant (the “Earnout Warrant”) with the following terms:

(a) the Earnout Warrant shall entitle Reseller to purchase up to 3,750,000 shares of DHCA common stock (the “Warrant Shares”), divided into 11 tranches as set forth in the following table (the “Warrant Tranches”), at a strike price of $10.00 per share. Each Warrant Tranche shall become exercisable if the amount actually paid by Reseller to BEN under this Agreement during an annual period meets or exceeds the corresponding threshold set forth in the following table (the “Earnout Threshold”). The first annual period shall begin on the Effective Date. Each annual period thereafter shall start on an anniversary of the Effective Date. When Reseller satisfies an Earnout Threshold, Reseller shall have three (3) years from the date of the Board determination described below, to exercise the corresponding Warrant Tranche shares.

Warrant Tranche	Earnout Threshold	Warrant Shares on Exercise
A	$18,000,000	190,120
B	$21,000,000	211,318
C	$24,00,0000	234,888
D	$27,000,000	261,086
E	$30,000,000	290,206
F	$33,000,000	322,573
G	$36,000,000	358,551
H	$39,000,000	398,542
I	$42,000,000	442,993
J	$45,000,000	492,402
K	$48,000,000	547,321

Upon the achievement of an Earnout Threshold for the first time, on the day the Board (as defined below) has determined the Earnout Threshold has been achieved (as further described below) for a particular Warrant Tranche, then the corresponding Warrant Tranche shall become exercisable for a three-year period (any three year period, an “Exercise Period”). Any Warrant Tranche that is not exercised, in whole or in part, within the corresponding Exercise Period shall expire and Reseller shall no longer be permitted to exercise such Warrant Tranche.

For the avoidance of doubt and for illustrative purposes only, in the event Reseller pays BEN $30,000,000 in the first annual period, $30,000,000 in the second annual period, and $33,000,000 in the third annual period, then at the end of the first annual period, Reseller shall be entitled to exercise Warrant Tranches A-E to receive aggregate Warrant Shares on exercise of up to 1,187,618 Warrant Shares, until the third anniversary of the date that the Board determines the Earnout Thresholds for Warrant Tranches A-E were met. At the end of the second annual period, Reseller shall not become eligible to exercise any additional Warrant Tranches. At the end of the third annual period Reseller shall become eligible to exercise Warrant Tranche F to receive 322,573 Warrant Shares until the third anniversary of the date that the Board determines the Earnout Threshold for Warrant Tranche F was met.

(b) In the event that any Earnout Threshold is not achieved prior to the earlier of termination of the Agreement or the end of the Initial Term (the “Earnout Expiration Date”), then the corresponding Warrant Tranches shall expire, shall not become exercisable, and all liabilities and obligations hereunder with respect to such Warrant Tranche shall immediately terminate without any further action of the parties. For the avoidance of doubt, the Earnout Expiration Date shall not impact the Exercise Period for Warrant Tranches whose Earnout Threshold was previously met.

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(c) If applicable, the Warrant Shares issuable upon the exercise, and if appropriate exercise price, of each unexpired Warrant Tranche, to the extent such Warrant Tranche has not yet been exercised, shall be equitably adjusted for stock splits, stock dividends and stock combinations and recapitalizations affecting the Warrant Shares.

(d) Whenever any provision hereunder provides that the board of directors of DHCA (the “Board”) is permitted or required to make a decision in its “sole discretion” or “discretion”, any such decision shall be made by a majority of the “Independent Directors” (as determined under applicable stock exchange and SEC rules and regulations) then serving on the Board. For the avoidance of doubt, and notwithstanding anything to the contrary set forth hereunder, the Board will have sole discretion in determining whether an Earnout Threshold has been achieved.

(e) In the event that, prior to the Earnout Expiration Date, (i) BEN (or DHCA) effects a sale (directly or indirectly) of all or substantially all of the assets of BEN to a third party, or (ii) BEN (or DHCA) effects a merger or consolidation or other transaction involving BEN, in each case which results in BEN (or DHCA) being controlled, directly or indirectly, by a third party following the closing of such transaction (a “Triggering Transaction”), then, in each such case, BEN (or DHCA) shall cause the third party acquirer or successor in such Triggering Transaction to expressly assume all of the obligations under this Agreement with respect to the Earnout Warrant.

(f) The contractual right of Reseller to exercise the Earnout Warrant upon the achievement of the Target Amounts (i) is solely a contractual right and is not a security for purposes of any federal or state securities laws (and shall confer upon Reseller only the rights of a general creditor under applicable state law), (ii) does not give Reseller any dividend or distribution rights, voting rights, liquidation rights, preemptive rights or other rights common to BEN equityholders and (iii) is not redeemable.

(g) Notwithstanding anything to the contrary contained herein, no fraction of a Warrant Share will be issued, and each person who would otherwise be entitled to a fraction of a Warrant Share (after aggregating all fractional shares of Warrant Shares that otherwise would be received by such person in connection with the exercise of the Earnout Warrant) shall instead have the number of Warrant Shares issued to such person upon exercise of the Earnout Warrant rounded down to the nearest whole Warrant Share.

Page 18 of 18	Confidential

Exhibit D

Subscription Agreement

[Attached.]

Exhibit 99.2

SUBSCRIPTION AGREEMENT

September 7, 2023

Brand Engagement Network Inc.

145 E. Snow King Ave - PO Box 1045

Jackson, WY 83001

Attn: Michael Zacharski

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into as of September 7, 2023 (“Execution Date”), by and between Brand Engagement Network Inc., a Wyoming corporation (the “Company”), and the undersigned subscriber (“Subscriber”).

RECITALS

WHEREAS, the Company is planning to enter into that certain Business Combination Agreement and Plan of Reorganization (the “BCA”) with DHC Acquisition Corp., a Cayman Islands exempted company (“SPAC”), BEN Merger Subsidiary Corp., a Delaware corporation (“Merger Sub”), the Company and, solely with respect to certain provisions thereto, DHC Sponsor, LLC, a Delaware limited liability company, pursuant to which, among other things, SPAC will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and the Companies Act (as amended) of the Cayman Islands (the “Domestication”) (as domesticated, “PubCo”), Merger Sub will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, becoming a direct wholly owned subsidiary of PubCo, on the terms and subject to the conditions therein (such merger, the “Business Combination”);

WHEREAS, in connection with the Business Combination, Subscriber desires to subscribe for and purchase from the Company in a private placement subject to the terms and conditions set forth herein, and the Company desires to issue and sell to Subscriber, as of immediately prior to the closing of the Business Combination (the “Business Combination Closing”), a number of shares (the “Initial Shares”) of the Company’s common stock, par value $0.001 (“Company Common Stock”), which shall convert into 650,000 shares of PubCo’s voting common stock, par value $0.0001 per share (“PubCo Common Stock”), upon the Business Combination Closing at the Exchange Ratio (as defined in the BCA), for an aggregate purchase price of $6.5 million for the Initial Shares (and the purchase price per share of Company Common Stock, the “Per Share Price”); and

WHEREAS, Subscriber desires to subscribe for and purchase, and the Company desires to issue and sell to Subscriber, in a private placement subject to the terms and conditions set forth herein, additional shares of Company Common Stock (the “Installment Shares” and together with the Initial Shares, the “Subscribed Shares”) at the Market Price (as defined below), which obligation to issue and sell the Installment Shares shall be assigned to and assumed by PubCo in connection with the Business Combination Closing, with the number of Installment Shares subject to automatic adjustment to give equitable effect to any subsequent stock splits, dividends or combinations, such that Subscriber shall purchase additional shares of PubCo Common Stock, as described in Section 1(b) of this Subscription Agreement (the “Assignment”), upon the first four anniversaries of the Business Combination Closing, for an aggregate purchase price after all installments of $26.0 million of the Installment Shares.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription; Assignment.

(a) Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company, and the Company agrees to issue and sell to Subscriber, (i) the Initial Shares at the Per Share Price and (ii) the Installment Shares at the Market Price.

(b) In connection with the Business Combination Closing, the Company shall assign its obligations hereunder, and shall cause the PubCo to assume (the “Assignment”) the Company’s obligations hereunder, and the obligation of Subscriber to purchase (and the Company to issue) the Installment Shares in shares of Company Common Stock from the Company shall automatically be adjusted to become the obligation of Subscriber to purchase (and PubCo to issue) shares of PubCo Common Stock.

2. Closing; Delivery of Subscribed Shares.

(a) The closing of the sale of the Initial Shares, and the obligation of Subscriber to purchase the Installment Shares as contemplated hereby (the “Initial Offering Closing,” and the date on which the Initial Offering Closing actually occurs, the “Initial Offering Closing Date”), is contingent upon the substantially concurrent consummation of the Business Combination Closing and the satisfaction or waiver of the applicable closing conditions set forth in Section 3. The Initial Offering Closing shall occur on the date of, and immediately prior to, the Business Combination Closing.

(b) The closings of the sale of the Installment Shares are contingent upon the consummation of the Initial Offering Closing and the satisfaction or waiver of the applicable closing conditions set forth in Section 3(e)(i). Such closings of the sale of the Installment Shares shall occur in four equal amounts on each of the first four anniversaries of the Business Combination Closing (or such earlier dates as requested by Subscriber and mutually agreed by Company and PubCo) until the entire amount of the Installment Shares shall have been purchased and sold (each such closing, an “Installment Offering Closing” and each Initial Offering Closing and Installment Offering Closing, an “Offering Closing” and each such date on which an Installment Offering Closing occurs, an “Installment Offering Closing Date” and each Initial Offering Closing Date and Installment Offering Closing Date, an “Offering Closing Date”). On each Installment Offering Closing Date, the number of Installment Shares purchased by Subscriber in consideration of its payment to PubCo of $6,500,000 shall be determined by reference to the Market Price for such Installment Shares. The “Market Price,” as of any date, means the lesser of (i) $10.00 and (ii) one of the following: (x) the average of the last reported sale prices for the shares of PubCo Common Stock on Nasdaq (defined below) for the twenty (20) trading days immediately preceding such date, or (y) if Nasdaq is not the principal trading market for the shares of PubCo Common Stock, the average of the last reported sale prices on the principal trading market for the PubCo Common Stock during the same period as reported by Bloomberg, or (z) if market value cannot be calculated as of such date on any of the foregoing bases, the Market Price shall be the fair market value as reasonably determined in good faith by the Board of Directors of PubCo. Notwithstanding the foregoing, in no event shall the purchase price per share of the PubCo common stock be less than $2.11 per share. In the event the issuance of any Installment Shares would require the approval of stockholders under Nasdaq Listing Rule 5635(d), PubCo shall use its commercially reasonable efforts to obtain such approval for the issuance of the Installment Shares (the “Stockholder Approval”). To the extent the Stockholder Approval is not obtained, the portion of Installment Shares necessitating such Stockholder Approval will not be issued.

(c) The Company shall provide written notice (which may be via email) to Subscriber (the “Business Combination Closing Notice”) that the Company reasonably expects the Business Combination Closing to occur on a date specified in the notice (the “Scheduled Business Combination Closing Date”) that is not less than three (3) business days after the date of the Business Combination Closing Notice, which Business Combination Closing Notice shall contain the Company’s wire instructions for an escrow account (the “Escrow Account”) established by the Company with a third party escrow agent (the “Escrow Agent”) to be identified in the Business Combination Closing Notice. The failure of the Business Combination Closing to occur on the Scheduled Business Combination Closing Date shall not terminate this Subscription Agreement or otherwise relieve either party of any of its obligations hereunder. At least two (2) business days prior to the Scheduled Business Combination Closing Date, Subscriber shall deliver or cause to be delivered to the Escrow Account the aggregate purchase price for the Initial Shares by wire transfer of U.S. dollars in immediately available funds. The wire transfer shall identify Subscriber, and unless otherwise agreed by the Company, the funds shall be wired from an account in Subscriber’s name. Upon the Initial

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Offering Closing, the Company shall provide instructions to the Escrow Agent to release the funds in the Escrow Account to the Company against delivery to Subscriber of the Initial Shares, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws or those incurred by Subscriber), in book-entry form as set forth in Section 2(d) below. If this Subscription Agreement is terminated prior to the Initial Offering Closing and any funds have already been sent by Subscriber to the Escrow Account, or the Business Combination Closing Date does not occur within three (3) business days after the Scheduled Business Combination Closing Date specified in the Business Combination Closing Notice, the Company shall or shall cause the Escrow Agent to promptly (but not later than five (5) business days after the Scheduled Business Combination Closing Date specified in the Business Combination Closing Notice), return the funds delivered by Subscriber for payment of the Initial Shares by wire transfer in immediately available funds to the account specified in writing by Subscriber (provided, that the failure of the Business Combination Closing Date to occur within such three (3) business day period and the return of the relevant funds shall not relieve Subscriber from its obligations under this Subscription Agreement for a subsequently rescheduled Business Combination Closing Date determined by the Company in good faith).

(d) Promptly after the Initial Offering Closing, the Company shall deliver (or cause the delivery of) the Initial Shares to Subscriber, its permitted assignee or a custodian designated by Subscriber, as indicated on the signature page below, in book-entry form with a restrictive legend in substantially the form set forth in Section 5(b) below. Additionally, promptly after the Initial Offering Closing, the Company shall cause PubCo to establish a share reserve account with its transfer agent, reserving the Installment Shares for issuance.

(e) At least one (1) business day prior to each Installment Offering Closing, Subscriber shall wire directly to PubCo the aggregate Market Price of the applicable Installment Shares from an account in Subscriber’s name to an account then designated by Company, and the Company shall deliver (or cause the delivery of) the applicable Installment Shares to Subscriber on each Installment Offering Closing Date, in book-entry form with a restrictive legend in substantially the form set forth in Section 5(b).

3. Closing Conditions.

(a) The obligations of each of the parties to consummate the Initial Offering Closing are subject to the satisfaction or valid waiver by each party of the conditions that, on the Initial Offering Closing Date:

(i) no suspension of the qualification of the Subscribed Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred and be continuing;

(ii) no governmental authority of competent jurisdiction with respect to the sale of the Subscribed Shares shall have enacted, rendered, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and

(iii) all material conditions precedent to the Business Combination Closing set forth in the BCA shall have been satisfied (as determined by the applicable parties to the BCA) or waived by the applicable parties thereto in accordance with the requirements of the BCA (other than those conditions which, by their nature, are to be satisfied at the Business Combination Closing).

(b) The obligations of each party to consummate each Installment Offering Closing are subject to the satisfaction or valid waiver by each party of the conditions that, on such Installment Offering Closing Date:

(i) no governmental authority of competent jurisdiction with respect to the sale of the Subscribed Shares shall have enacted, rendered, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby;

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(ii) the Assignment shall have been duly executed and delivered by each of the Company and PubCo; and

(iii) PubCo shall satisfy, unless waived by Subscriber, Sections 4(a) and 4(b) hereof (substituting the State of Delaware for the State of Wyoming in such sections).

(c) The obligations of the Company to consummate each Offering Closing are also subject to the satisfaction or valid waiver by the Company of the additional conditions that, on each Offering Closing Date:

(i) all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) at and as of such Offering Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) as of such date), and consummation of such Offering Closing shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements of Subscriber contained in this Subscription Agreement as of such Offering Closing Date; and

(ii) Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to such Offering Closing.

(d) The obligations of Subscriber to consummate the Initial Offering Closing are also subject to the satisfaction or valid waiver by Subscriber of the additional conditions that, on the Initial Offering Closing Date:

(i) all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Initial Offering Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such date), and consummation of the Initial Offering Closing, shall constitute a reaffirmation by the Company of each of the representations, warranties and agreements of the Company contained in this Subscription Agreement as of the Initial Offering Closing Date;

(ii) the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Initial Offering Closing; and

(iii) with respect to the Initial Offering Closing only, the PubCo Common Stock shall have been approved for listing on the Nasdaq Stock Market LLC (“Nasdaq”) or the New York Stock Exchange subject to notice of issuance.

(e) The obligations of Subscriber to consummate each Installment Offering Closing are also subject to the satisfaction or valid waiver by Subscriber of the additional conditions that, on such Installment Offering Closing Date:

(i) the representations and warranties of the Company contained in Section 4(b) – (d) in this Subscription Agreement, with the substitution of PubCo for the Company, Installment Shares for Initial Shares and the State of Delaware for the State of Wyoming, shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of such Installment Offering Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such date), as if made by PubCo, and consummation of the Installment Offering Closing shall constitute a reaffirmation by the Company of each of such representations and warranties as of such Installment Offering Closing Date.

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4. Company Representations and Warranties. The Company represents and warrants to Subscriber that, as of the Execution Date and the Initial Offering Closing:

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Wyoming and has the corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) The Initial Shares have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Initial Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational documents or under the laws of the State of Wyoming.

(c) This Subscription Agreement has been duly authorized, executed and delivered by the Company and is enforceable against the Company in accordance with its terms, except as may be limited or otherwise by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(d) Assuming the accuracy of Subscriber’s representations and warranties in Section 5, the execution, delivery and performance of this Subscription Agreement and the offering of the Initial Shares in compliance herewith will be done in accordance with the rules of Nasdaq and none of the foregoing will result in (i) a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject, which would have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company (a “Material Adverse Effect”) or materially affect the validity of the Initial Shares or the legal authority or ability of the Company to perform in all material respects its obligations under the terms of this Subscription Agreement; (ii) any violation of the provisions of the organizational documents of the Company; or (iii) any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would have a Material Adverse Effect or materially affect the validity of the Subscribed Shares or the legal authority or ability of the Company to perform in all material respects its obligations under the terms of this Subscription Agreement, subject, in the case of the foregoing clauses (i) and (iii) with respect to the consummation of the transactions therein contemplated.

(e) [Reserved].

(f) The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which Subscriber could become liable (it being understood that Subscriber will effectively bear its pro rata share of any such expense indirectly as a result of its investment in the Company). The Company is not aware of any person that has been or will be paid (directly) remuneration for solicitation of purchasers in connection with the sale of the Subscribed Shares to Subscriber.

(g) Assuming the accuracy of the representations and warranties of Subscriber in Section 5, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the Initial Shares pursuant to this Subscription Agreement, other than (i) filings required by applicable state securities laws, (ii) the filings required in accordance with the terms of this Subscription Agreement, (iii) those required by Nasdaq and (iv) those filings as to which the failure to obtain would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

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(h) The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. The Company has not received any written communication from a governmental authority that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(i) The Company is not, and immediately after receipt of payment for the Initial Shares, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(j) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5, in connection with the offer, sale and delivery of the Subscribed Shares in the manner contemplated by this Subscription Agreement, it is not necessary to register the Subscribed Shares under the Securities Act of 1933, as amended (the “Securities Act”). The Subscribed Shares (i) were not offered to Subscriber by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

(k) Except for such matters as have not had and would not reasonably be expected to have a Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

(l) The Company understands that the foregoing representations and warranties shall be deemed material to and have been relied upon by Subscriber.

5. Subscriber Representations, Warranties and Covenants. Subscriber represents and warrants to the Company that, as of the Execution Date and each Offering Closing:

(a) Subscriber is either a U.S. investor or non-U.S. investor as set forth under its name on the signature page hereto, and accordingly represents the applicable additional matters under clause (i) or (ii) below:

(i) At the time Subscriber was offered the Subscribed Shares, it was, and as of the date hereof, Subscriber (i) is a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the Securities Act) as indicated in the questionnaire attached as Exhibit A hereto, (ii) is acquiring the Subscribed Shares only for its own account, and (iii) is not acquiring the Subscribed Shares for the account of others, or on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

(ii) [Reserved].

(b) Subscriber understands that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that (i) the Initial Shares delivered at the Initial Offering Closing will not have been registered under the Securities Act and (ii) a registration statement under the Securities Act with respect to the Installment Shares may not be effective as of each Installment Offering Closing Date. Subscriber understands that the Subscribed Shares may not be resold, transferred, pledged (except in ordinary course prime brokerage relationships to the extent permitted by applicable law) or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the U.S. within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the U.S., and that any certificates (if any) or any book-entry securities representing the Initial Shares delivered at the Initial Offering Closing shall, and any certificates (if any) or any book-entry securities representing the Installment Shares may, contain a legend or restrictive notation to such effect in substantially the following form:

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“THE SECURITIES REPRESENTED HEREBY (THE “SECURITIES”) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER ANY STATE SECURITIES OR BLUE SKY LAWS. THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR, THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES OR BLUE SKY LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT. THE COMPANY MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY PROPOSED TRANSFER IS IN COMPLIANCE WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES OR BLUE SKY LAWS.

Subscriber acknowledges that the Subscribed Shares will not immediately be eligible for resale pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) at the applicable time of their issuance. Subscriber understands and agrees that the Subscribed Shares, until registered under an effective registration statement, will be subject to transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

(c) Subscriber understands and agrees that Subscriber is purchasing Subscription Shares directly from the Company or PubCo, as applicable. Subscriber further acknowledges that there have been no representations, warranties, covenants or agreements made to Subscriber by the Company or any of its officers or directors, expressly (other than those representations, warranties, covenants and agreements included in this Subscription Agreement) or by implication. Except for the representations, warranties and agreements of the Company expressly set forth in this Subscription Agreement, Subscriber is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the Business Combination, the Subscribed Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company and PubCo, including all business, legal, regulatory, accounting, credit and tax matters.

(d) Subscriber’s acquisition and holding of the Subscribed Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

(e) Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has received and carefully reviewed the following items (collectively, the “Disclosure Documents”): (i) the prospectus filed in connection with initial public offering of SPAC (the “IPO Prospectus”), (ii) each filing made by SPAC with the United States Securities and Exchange Commission (the “SEC”) following the filing of the IPO Prospectus through the date of this Agreement, (iii) the BCA, a copy of which will be filed by SPAC with the SEC, and (iv) the investor presentation by SPAC (the “Investor Presentation”), a copy of which will be furnished by SPAC to the SEC. The undersigned understands the significant extent to which certain of the disclosures contained in items (i) and (ii) above shall not apply following the Business Combination Closing. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask questions of the Company’s and SPAC’s management, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Subscriber has conducted its own investigation of SPAC and the Company and the Subscribed Shares and Subscriber has made its own assessment and have satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Subscribed Shares. Subscriber further acknowledges that the information contained in the Disclosure Documents is subject to change, and that any changes to the information contained in the Disclosure Documents, including any changes based on updated information or changes in terms of the Business Combination, shall in no way affect Subscriber’s obligation to purchase the Subscribed Shares hereunder, except as otherwise provided herein, and that, in purchasing the Subscribed Shares, Subscriber is not relying upon any projections contained in the Investor Presentation.

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(f) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares, including those set forth in the Disclosure Documents. Subscriber is a sophisticated investor, experienced in investing in private placement transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and has exercised independent judgment in evaluation its participation in the purchase of the Subscribed Shares. Subscriber has determined based on its own independent review, and has sought such professional advice as it deems appropriate, that its purchase of the Subscribed Shares (i) is fully consistent with its financial needs, objectives and condition, (ii) complies and is fully consistent with all investment policies, guidelines and other restrictions applicable to Subscriber, (iii) has been duly authorized and approved by all necessary action, (iv) does not and will not violate or constitute a default under its charter, by-laws or other constituent document or under any law, rule, regulation, agreement or other obligation by which Subscriber is bound and (v) is a fit, proper and suitable investment for Subscriber, notwithstanding the substantial risks inherent in investing in or holding the Subscribed Shares. Subscriber is able to bear the substantial risks associated with its purchase of the Subscribed Shares, including the loss of its entire investment therein.

(g) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company or a representative of the Company, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company or a representative of the Company. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. Subscriber has a substantive pre-existing relationship with the Company, SPAC or their respective affiliates. Neither Subscriber, nor any of its directors, officers, employees, agents, shareholders or partners has either directly or indirectly, including through a broker or finder, (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement in connection with the offering of the Subscribed Shares.

(h) In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber and the representations and warranties of the Company set forth herein. Subscriber acknowledges and agrees that Subscriber had access to, and an adequate opportunity to review, financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares.

(i) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of this offering of the Subscribed Shares.

(j) Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation.

(k) The execution, delivery and performance by Subscriber of this Subscription Agreement are within the powers of Subscriber, have been duly authorized and will not constitute or result in a breach or default under or conflict with any federal or state law, statute, rule or regulation applicable to Subscriber, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which Subscriber is a party or by which Subscriber is bound, and, if Subscriber is not an individual, will not violate any provisions of Subscriber’s organizational documents. The signature on this Subscription Agreement is genuine, and the signatory, if Subscriber is an individual, has legal competence and capacity to execute the same or, if Subscriber is not an individual the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms.

(l) Neither the due diligence investigation conducted by Subscriber in connection with making its decision to acquire the Subscribed Shares nor any representations and warranties made by Subscriber herein shall modify, amend or affect Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained herein.

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(m) Subscriber is not (i) a person named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the U.S. and administered by OFAC (“OFAC List”), owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List, or a person prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank or (iv) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea, Donetsk or Luhansk regions of Ukraine or any other Covered Region of Ukraine identified pursuant to Executive Order 14065, or any other country or territory embargoed or subject to substantial trade restrictions by the U.S. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. If Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived.

(n) Neither Subscriber, nor, to the extent it has them, any of its equity holders, managers, general or limited partners, directors, affiliates or executive officers (collectively with Subscriber, the “Covered Persons”), are subject to any of the “Bad Actor” disqualifications described in Rule 506(d) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). Subscriber has exercised reasonable care to determine whether any Covered Person is subject to a Disqualification Event. The acquisition of the Subscribed Shares by Subscriber will not subject the Company to any Disqualification Event.

(o) [Reserved].

(p) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to the Company and PubCo.

(q) Subscriber has, and on each date any portion of the purchase price for the Initial Shares or the Installment Shares, as applicable, would be required to be funded to the Company pursuant to this Subscription Agreement will have, sufficient immediately available funds to pay the applicable purchase price.

(r) If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Code, or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code, Subscriber represents and warrants that (i) neither the Company, PubCo, nor any of its respective affiliates has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Company, SPAC, PubCo, nor any of their respective affiliates shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares.

(s) [Reserved].

(t) Subscriber understands that the foregoing representations and warranties shall be deemed material to and have been relied upon by the Company.

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6. Registration Rights.

(a) The Company agrees that, within thirty (30) calendar days after the Initial Offering Closing, it will cause PubCo to file with the SEC (at PubCo’s sole cost and expense) a registration statement (the “Registration Statement”) registering the resale of the Registrable Securities (as defined below), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. The Company agrees that it will use its commercially reasonable efforts to cause such Registration Statement or another registration statement (which may be a “shelf” registration statement) to remain effective until the earlier of (i) two years from the issuance of the Initial Offering Shares, (ii) the date on which Subscriber ceases to hold the Registrable Securities covered by such Registration Statement, or (iii) on the first date on which Subscriber can sell all of its Registrable Securities under Rule 144 without limitation as to the manner of sale or the amount of such equity interests that may be sold. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of the Registrable Securities to the Company upon request to assist the Company in making the determination described above. The Company’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company such information regarding Subscriber, the Registrable Securities held by Subscriber and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations. The Company will provide a draft of the Registration Statement to Subscriber for review reasonably in advance of filing the Registration Statement. In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the SEC; provided, that if the SEC requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have an opportunity to withdraw from the Registration Statement. “Registrable Securities” shall include the Subscribed Shares acquired pursuant to this Subscription Agreement and any other equity security issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise, but not, for the avoidance of doubt, any other equity security of the Company owned or acquired by Subscriber.

(b) The Company shall, at its sole expense, advise Subscriber within five (5) business days: (i) when a Registration Statement or any amendment thereto has been filed with the SEC and when a Registration Statement or any post-effective amendment thereto has become effective; (ii) after it shall have received notice or obtained knowledge thereof, of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (iv) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein do not include any untrue statements of a material fact and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading. Upon the occurrence of any event contemplated in the foregoing clause (iv), except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c) The Company may delay filing or suspend the use of any such registration statement if it determines that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of the Company or would require premature disclosure of information that could materially adversely affect the Company (each such circumstance, a “Suspension Event”); provided, that the Company (i) may not delay or suspend the Registration Statement on more than two (2) occasions or for more than seventy-five (75) consecutive calendar days, or more than one hundred twenty (120) total calendar days, in each case during any twelve (12) month period, and (ii) shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such Registrable Securities as soon as practicable thereafter. Upon receipt of any written notice from the Company of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that it will (i) immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until

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Subscriber receives (A) (x) copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and (y) notice that any post-effective amendment has become effective or (B) notice from the Company that it may resume such offers and sales, and (ii) maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by applicable law. If so directed by the Company, Subscriber will deliver to the Company or destroy all copies of the prospectus covering the Registrable Securities in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply to (i) the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (ii) copies stored electronically on archival servers as a result of automatic data back-up.

(d) From and after the Offering Closing, the Company agrees to indemnify and hold Subscriber, each person, if any, who controls Subscriber within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of Subscriber within the meaning of Rule 405 under the Securities Act, and each broker, placement agent or sales agent to or through which Subscriber effects or executes the resale of any Registrable Securities (collectively, the “Subscriber Indemnified Parties”), harmless against any and all losses, claims, damages and liabilities (including any reasonable out-of-pocket legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) (collectively, “Losses”) incurred by Subscriber Indemnified Parties directly that are caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any other registration statement which covers the Registrable Securities (including, in each case, the prospectus contained therein) or any amendment thereof (including the prospectus contained therein) or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made), not misleading, except to the extent insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by Subscriber expressly for use therein. Notwithstanding the forgoing, the Company’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned).

(e) From and after the Offering Closing, Subscriber agrees to, severally and not jointly with any other selling stockholders using the applicable registration statement, indemnify and hold the Company, and the officers, employees, directors, partners, members, attorneys and agents of the Company, each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of the Company within the meaning of Rule 405 under the Securities Act (collectively, the “Company Indemnified Parties”), harmless against any and all Losses incurred by Company Indemnified Parties directly that are caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any other registration statement which covers the Registrable Securities (including, in each case, the prospectus contained therein) or any amendment thereof (including the prospectus contained therein) or caused by any omission or alleged omission to state therein a material fact necessary in order to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made), not misleading, to the extent insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by Subscriber expressly for use therein. Notwithstanding the forgoing, Subscriber’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld, delayed or conditioned).

7. [Reserved].

8. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of: (a) the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement; (b) such date and time as the BCA is terminated in accordance with its terms; or (c) written notice by either party to the other party to terminate this Subscription Agreement if the transactions contemplated by this Subscription Agreement are not consummated on or prior to the Outside Date (as defined in, and including any extension made in compliance with the terms of, the BCA); provided that (i) nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach, and (ii) the

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provisions of Sections 10 and 11 of this Subscription Agreement will survive any termination of this Subscription Agreement and continue indefinitely. The Company shall notify Subscriber of the termination of the BCA promptly after the termination of such agreement. Upon the termination of this Subscription Agreement in accordance with this Section 8, any monies paid by Subscriber to the Company for the purchase of Subscribed Shares hereunder shall be promptly returned to Subscriber.

9. [Reserved].

10. Miscellaneous.

(a) Neither this Subscription Agreement nor any rights or obligations that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder, if any, subject to applicable securities laws) may be transferred or assigned by Subscriber without the prior written consent of the Company (or its successor or assignee), and any purported transfer or assignment without such consent shall be null and void ab initio, provided, however, that the rights and obligations of the Company hereunder shall be automatically assigned to PubCo in their entirety immediately upon the Business Combination Closing.

(b) The Company (or its successor or assignee) may request from Subscriber such additional information as it may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares, and Subscriber shall provide such information promptly upon such request, it being understood by Subscriber that the Company may without any liability hereunder reject Subscriber’s subscription prior to the Initial Offering Closing Date in the event Subscriber fails to provide such additional information requested by the Company to evaluate Subscriber’s eligibility or the Company determines that Subscriber is not eligible. On or prior to each Offering Closing Date, the Company (and its successor or assignee) and Subscriber shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

(c) Subscriber acknowledges that the Company and others will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement as if they were made directly to them. Prior to each Offering Closing, Subscriber agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate such that the conditions set forth in Sections 3(c)(i) and 3(c)(ii) would not be satisfied as of each Offering Closing. Subscriber agrees that the purchase by Subscriber of Subscribed Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase. Except as expressly set forth herein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns.

(d) The Company is entitled to rely upon this Subscription Agreement and the representations and warranties contained herein and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of the Company (such consent not to be unreasonably withheld or delayed).

(e) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive each Offering Closing.

(f) This Subscription Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought. No failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or other exercise of any right, power or privilege hereunder.

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(g) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(h) This Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(i) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect. Upon such determination that any provision is invalid, illegal or unenforceable, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(j) This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(k) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(l) Subscriber hereby consents to the publication and disclosure in any press release issued by the Company or PubCo or Form 8-K filed by PubCo with the SEC in connection with the closing of the Business Combination and the filing of any related documentation with the SEC (and, as and to the extent otherwise required by the federal securities laws or the SEC or any other securities authorities, any other documents or communications provided by PubCo or the Company to any governmental authority or to security holders of the Company or PubCo) of Subscriber’s identity and beneficial ownership of the Subscribed Shares and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed appropriate by PubCo, a copy of this Subscription Agreement or the form hereof. Subscriber will promptly provide any information reasonably requested by the Company or PubCo for any regulatory application or filing made or approval sought in connection with the Business Combination or the Business Combination Closing (including filings with the SEC).

(m) This Subscription Agreement and all actions arising out of or in connection with this Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles relating to conflict of laws that would result in the applicable of the laws of any other jurisdiction. Each party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the state and federal courts seated in New York County, New York (and any appellate courts thereof) in any action or proceeding arising out of or relating to this Subscription Agreement, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other proceeding relating to the transactions contemplated by this Subscription Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth in Section 10(n). Nothing in this Section 10(m) shall affect the right of any party to serve legal process in any other manner permitted by law. EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION, DISPUTE, CLAIM, LEGAL ACTION OR OTHER LEGAL PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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(n) All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by facsimile or email, with affirmative confirmation of receipt, (iii) one business day after being sent, if sent by reputable, internationally recognized overnight courier service or (iv) three (3) business days after being mailed, if sent by registered or certified mail, prepaid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to: Michael Zacharski Brand Engagement Network, Inc. 145 E. Snow King Ave - PO Box 1045 Jackson, WY 83001 Telephone No.: (***) ***-**** Email: *******	with a copy (which shall not constitute notice) to: Haynes and Boone, LLP 2323 Victory Ave., Suite 700 Dallas, TX 75219 Attn: Matthew L. Fry, Esq. Telephone No.: (***) ***-**** Email: *******

Notice to Subscriber shall be given to the address underneath Subscriber’s name on the signature page hereto.

(o) The headings set forth in this Subscription Agreement are for convenience of reference only and shall not be used in interpreting this Subscription Agreement. In this Subscription Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Subscription Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Subscription Agreement shall be deemed in each case to refer to this Subscription Agreement as a whole and not to any particular portion of this Subscription Agreement. As used in this Subscription Agreement, the term: (x) “business day” shall mean any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day); (y) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (z) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise).

(p) At each Offering Closing, as applicable, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties may reasonably deem practical and necessary in order to consummate the offering as contemplated by this Subscription Agreement.

11. Non-Reliance and Exculpation. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person other than the statements, representations and warranties of the Company contained in the Disclosure Documents in making its investment or decision to invest in the Company. Subscriber agrees that no other purchaser pursuant to other subscription agreements entered into in connection with the offering contemplated hereby (including the controlling persons, members, officers, directors, partners, agents, employees or other Representatives of any such other purchaser) shall be liable to Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscribed Shares.

{SIGNATURE PAGES FOLLOW}

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IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

BRAND ENGAGEMENT NETWORK INC.

By:	/s/ Michael Zacharski
Name: Michael Zacharski
Title: Chief Executive Officer

{Signature Page to Subscription Agreement}

{SUBSCRIBER SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT}

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be duly executed by its authorized signatory as of the date first indicated above.

Name(s) of Subscriber:	AFG Companies Inc.

Signature of Authorized Signatory of Subscriber:	/s/ Ralph Wright Brewer III

Name of Authorized Signatory:	Ralph Wright Brewer III

Title of Authorized Signatory:	Chief Executive Officer

Address for Notice to Subscriber:

********

Attention:	Ralph Wright Brewer III

Email:	********

Facsimile No.:	********

Telephone No.:	********

Address for Delivery of Subscribed Shares to Subscriber (if not same as address for notice):

Subscription Amount: $32.5 million

Number of Subscribed Shares:

Subscriber status (mark one): ☒ U.S. investor ☐ Non-U.S. investor

EIN Number: ********

Exhibit A

Accredited Investor Questionnaire

(To Be Completed by U.S. Investors Only)

[Intentionally Omitted]

A-1

Exhibit 99.3

BEN, A Provider of Personalized Customer Engagement AI Technology,

to Go Public on Nasdaq Through Proposed Business Combination with

DHC Acquisition Corp.

•	BEN’s advanced and engaging consumer AI interfaces support clients whose priority is to dramatically improve customer service while driving efficiency in their operations.

•

BEN’s human-like experience embeds advanced security, trained with pre-ingested corporate and customer data, enabling companies to quickly deploy AI technologies without the concerns of utilizing Public LLM’s.

•

BEN’s proprietary platform enables companies and industries to expand and improve customer experience, with a focus on those that have a significant workforce gap such as automotive, healthcare and customer service.

•	Patent portfolio spans conversational AI, sensory-data and data security features that allow BEN’s AI to enhance communications and the consumer’s ability to absorb information.

•	The transaction values BEN at a pro-forma enterprise value and pro-forma equity value of approximately $358 million and $398 million, respectively.

•

Any cash proceeds from the transaction are expected to partially fund growth initiatives, accelerate go-to-market, scale production and expand the portfolio of BEN’s core solutions through product development and potential acquisitions.

•	An associated investor presentation is available at https://beninc.ai/investors

JACKSON, WY and SOUTHLAKE, TX – September 7, 2023 – Brand Engagement Network (“BEN”), a provider of personalized customer engagement AI technology and human-like AI avatars, and DHC Acquisition Corp. (Nasdaq: DHCA) (“DHC”), a special purpose acquisition company led by veteran technology investors (“Sponsors”), today announced they have entered into a definitive business combination agreement that is expected to result in the combined company (the “Combined Company”) being listed on Nasdaq under the symbol “BNAI”.

The proposed business combination (“Business Combination”) is expected to provide BEN with improved access to new sources of capital, accelerate M&A opportunities, and fund growth initiatives and development of the core solution portfolio.

Michael Zacharski, CEO of BEN, said:

“The announcement today to agree to go public via this combination with DHC represents a remarkable milestone in BEN’s journey. BEN’s AI systems bring a deeper level of comprehension, empathy, and understanding to human-machine interactions. The backbone of BEN’s success is a rich platform of conversational AI modules that drive better, more personalized customer experience and increased operational efficiencies. We expect this transaction, in partnership with the remarkable team at DHC, to propel our efforts globally and open a pathway for public investors to participate in our important work.”

Chris Gaertner, Co-CEO & CFO of DHC, said:

“Our objective since founding DHC has been to both identify and assist an innovative technology company in its transition to the public markets, and we firmly believe that BEN is the right fit for us and the current market backdrop. The impressive leadership team at BEN has deep expertise in AI, a track record of scaling disruptive technologies and is well-positioned for sustained growth.”

BEN Investment Highlights

•

Attractive demand backdrop for AI. Significant demand for next generation AI-powered applications, as they provide superior user experience relative to legacy solutions in areas where there are limited resources.

•

Enterprise ready AI platform. Enterprise hardened AI application set optimizes costs and is ready for deployment. Embedded features are designed to assist compliance and safety, including by ingesting policies, contracts, master data, and educational modules.

•

Vertically-focused customer acquisition strategy. Early industry targets include the automotive, healthcare and financial services sectors. Certain of our early customers are also our channel partners where BEN can leverage brand recognition and reach.

•	Large, fast growing addressable market. Benefitting from macro and secular trends, the conversational AI technology market is expected to grow to ~$30 billion by 2028.

•

Patent portfolio. Our proprietary IP delivers “human like” AI interaction through integrated perception, understanding and response. Set of patents now includes 21 active patents and 19 patents pending worldwide.

•	Industry leading talent. Senior leadership team possesses decades of experience and successful track record of M&A and integration.

Transaction Summary

The deal implies a pre-money equity value of $250 million for BEN. Upon closing of the transaction, and assuming no stockholders of DHC redeem their shares, BEN is estimated to have $40 million in pro forma cash on balance sheet, consisting of $7 million in anticipated new financing proceeds and $49 million in existing cash (as of 6/30/2023), less $15 million in transaction fees. Existing BEN shareholders are expected to roll 100% of their equity, and will own ~63% of the fully diluted shares of the Combined Company.

The transaction, which has been approved unanimously by the Boards of Directors of both BEN and DHC, is subject to approval by DHC’s stockholders and subject to other customary closing conditions, including the receipt of certain regulatory approvals, and is expected to close in the first quarter of 2024.

Additional information about the proposed transaction, including a copy of the business combination agreement will be provided in a Current Report on Form 8-K to be filed by DHC with the Securities and Exchange Commission (“SEC”) and will be available at www.sec.gov

Additional Information about the Transaction and Where to Find It

In connection with the proposed Business Combination, DHC intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of DHC’s ordinary shares in connection with DHC’s solicitation of proxies for the vote by DHC’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to BEN shareholders in the Business Combination. After the Registration Statement is declared effective, DHC will mail a definitive proxy statement and other relevant documents to its shareholders. DHC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement included in the Registration Statement and the amendments thereto and the definitive proxy statement, as these materials will contain important information about BEN, DHC and the Business Combination. The definitive proxy statement will be mailed to shareholders of DHC as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement and other documents filed with the SEC that will be incorporated by reference in the proxy statement, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: DHC Acquisition Corp., 1900 West Kirkwood Blvd, Suite 1400B, Southlake, TX 76092.

Participants in the Solicitation

DHC and its directors and executive officers may be deemed participants in the solicitation of proxies from DHC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in DHC is contained in DHC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to DHC Acquisition Corp., 1900 West Kirkwood Blvd, Suite 1400B, Southlake, TX 76092. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available. BEN and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DHC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Investor Presentation

A copy of the investor presentation can be found here: https://beninc.ai/investors

Advisors

Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), is serving as exclusive financial advisor and lead capital markets advisor to DHC. Klehr Harrison Harvey Branzburg LLP and Haynes & Boone, LLP are acting as legal counsel to BEN. Cooley LLP is acting as legal counsel to DHC. Evora Partners LLC is acting as advisor to DHC.

About BEN

BEN (Brand Engagement Network) is a leading provider of conversational AI technology and human-like AI avatars headquartered in Jackson, WY. BEN delivers highly personalized, multi-modal (text, voice, and vision) AI engagement, with a focus on industries where there is a massive workforce gap and an opportunity to transform how consumers engage with networks, providers, and brands. The backbone of BEN’s success is a rich portfolio of conversational AI applications that drive better customer experience, increased automation and operational efficiencies. Powered by a proprietary large language model developed based on years of research and development from leading experts in AI and advanced security methodologies, BEN seeks to partner with companies with complementary capabilities and networks to enable meaningful business outcomes.

Additional information about BEN can be found here: https://beninc.ai

About DHC Acquisition Corp.

DHC Acquisition Corp. (Nasdaq: DHCA) is a special purpose acquisition company (SPAC) focused on partnering with an innovative technology company. DHC’s mission is to invest in companies which are charting the future of how humans and business interact at the last mile, spanning enterprise infrastructure, industrial IoT, automation, retail and E-commerce infrastructure, automotive, and aerospace. We endeavour to enable the applications of innovative technology and business models which bring goods, people, or information to its final destination.

DHC’s approach to business is based on teamwork, integrity and quiet professionalism, qualities we learned during our extensive training in the military. We bring our unique hybrid experience and our values into the corporate world, building high performing teams in a range of specialized industries: technology, consumer, aviation, defense, automotive, investment banking, capital markets, and asset management. Our collective experience includes: >25 years as CEOs of public companies, 8 companies founded, 13 companies acquired, and >55 years in military leadership.

Forward Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside DHC’s or BEN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to meet Nasdaq’s listing standards; costs related to the Business Combination; BEN’s ability to manage growth; BEN’s ability to execute its business plan; impact of BEN’s M&A activity, including the resources required to complete acquisitions or any resulting unanticipated losses, costs or liabilities; BEN’s ability to compete in the global AI market; weak economic conditions or prolonged economic uncertainties in the markets in which BEN operates; potential litigation involving DHC or BEN; BEN’s ability to adequately protect its intellectual property and general economic and market conditions impacting demand for BEN’s products and services. Other factors include the possibility that the Business Combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither DHC nor BEN undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Disclaimer

This release shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Additional information and disclosures would be required for a more complete understanding of BEN’s financial position and results of operations as of, and for the fiscal year ended, December 31, 2022.

Contacts

Investors:

Ryan Flanagan, ICR

ryan.flanagan@icrinc.com

Media:

Dan Brennan, ICR

dan.brennan@icrinc.com

Exhibit 99.4 Investor Presentation SEPTEMBER 2023 © 2023 Brand Engagement Network, Inc. Used with permission.

Disclaimers Basis of Presentation This Presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Brand Engagement Network, Inc. (“BEN” or the “Company”) and DHC Acquisition Corp. (“DHC” and such business combination, the “Potential Business Combination”) and for no other purpose. By accepting, reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. No Offer or Solicitation This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Industry and Market Data No representations or warranties, express, implied or statutory are given in, or in respect of, this Presentation, and no person may rely on the information contained in this Presentation. To the fullest extent permitted by law, in no circumstances will BEN or DHC or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Presentation discusses trends and markets that BENs leadership team believes will impact the development and success of BEN based on its current understanding of the marketplace. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of BEN or DHC has independently verified the data obtained from these sources and cannot assure you of the reasonableness of any assumptions used by these sources or the data’s accuracy or completeness. Any data on past performance or modeling contained herein is not an indication as to future performance. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with DHC or BEN or their respective representatives as investment, legal or tax advice. The Recipient should seek independent third party legal, regulatory, accounting and/or tax advice regarding this Presentation. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of DHC, BEN or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of BEN and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Neither DHC nor BEN assume any obligation whatsoever to update the information in this Presentation. 2 © 2023 Brand Engagement Network, Inc. Used with permission.

Disclaimers (cont’d) Forward Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to: (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Potential Business Combination; (3) changes in the market for BEN’s services and technology, and expansion plans and opportunities; (4) the sources and uses of cash of the Potential Business Combination; (5) the anticipated capitalization and enterprise value of the combined company following the consummation of the Potential Business Combination; (6) the amount of redemption requests made by DHC’ public stockholders; (7) expectations related to the terms and timing of the Potential Business Combination and (8) statements regarding our ability to grow our subscription base, protect our intellectual property and enhance our brand and reputation. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of BEN’s and DHC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BEN. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination is not obtained; failure to realize the anticipated benefits of the Potential Business Combination; BEN’s ability to successfully and timely develop, sell and expand its technology and products, and otherwise implement its growth strategy; risks relating to BEN’s operations and business, including intellectual property, information technology and cybersecurity risks, customer concentration; reliance on third- party providers for customer growth; risks related to increased competition; the unpredictability of our sales cycle; the need for additional capital; risks relating to potential disruption of current plans, operations and infrastructure of BEN as a result of the announcement and consummation of the Potential Business Combination; risks that BEN is unable to secure or protect its intellectual property; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the ability to compete with existing or new companies that could cause downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share; redemption requests from DHC’s stockholders; the continued impact of the COVID-19 pandemic; the ability to successfully select, execute or integrate future acquisitions into the business, which could result in material adverse effects to operations and financial conditions; and those factors discussed in the Appendix to this Presentation and set forth in the section entitled “Risk Factors” 3 © 2023 Brand Engagement Network, Inc. Used with permission.

Disclaimers (cont’d) Forward Looking Statements (cont’d) and “Special Note Regarding Forward-Looking Statements” in DHC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, DHC's Annual Report on Form 10-K for the year ended December 31, 2022, and in those documents that DHC has filed, or will file, with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither DHC nor BEN presently know or that DHC or BEN currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect DHC’s and BEN’s expectations, plans or forecasts of future events and views as of the date of this Presentation. DHC and BEN anticipate that subsequent events and developments will cause DHC’s and BEN’s assessments to change. However, while DHC and BEN may elect to update these forward-looking statements at some point in the future, DHC and BEN both specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing DHC or BEN’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Trademarks DHC and BEN own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with BEN or DHC, an endorsement or sponsorship by or of BEN or DHC, or a guarantee that BEN or DHC will work or will continue to work with such third parties. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that BEN or DHC, or the any third-party will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. Important Information for Investors and Stockholders The Potential Business Combination will be submitted to stockholders of DHC for their consideration and approval at a special meeting of stockholders. DHC and BEN will prepare a registration statement on Form S-4 (the “Registration Statement”) to be filed with the SEC by DHC, which will include preliminary and definitive proxy statements to be distributed to DHC’s stockholders in connection with DHC’s solicitation for proxies for the vote by DHC’s stockholders in connection with the Potential Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to DHC’s stockholders and certain of BEN’s equity holders in connection with the completion of the Potential Business Combination. 4 © 2023 Brand Engagement Network, Inc. Used with permission.

Disclaimers (cont’d) Important Information for Investors and Stockholders(cont’d) After the Registration Statement has been filed and declared effective, DHC will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Potential Business Combination. DHC’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with DHC’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Potential Business Combination, because these documents will contain important information about DHC, BEN and the Potential Business Combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Potential Business Combination and other documents filed with the SEC by DHC, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on DHC’s “Investor Relations” website at https://www. dhcacquisition.partners/#investor-relations or by directing a request to dhc@trailrunnerint.com. DHC and BEN and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of DHC’s stockholders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding DHC’s directors and executive officers in DHC’s filings with the SEC, including DHC’s Annual Report on Form 10-K filed with the SEC on March 30, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to DHC’s stockholders in connection with the Potential Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of DHC’s stockholders generally, will be set forth in the Registration Statement. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available. This Presentation is not a substitute for the Registration Statement or for any other document that DHC may file with the SEC in connection with the Potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by DHC through the website maintained by the SEC at http://www.sec.gov. Financial Information and Additional Information in Connection with SEC Filings The information in this Presentation has not been reviewed by the SEC and certain information, such as financial measures referenced herein, may not comply in certain respects with SEC rules. As a result, the information in the Registration Statement may differ from this Presentation to comply with SEC rules. The Pro Forma financial data included herein is presented for informational purposes only and may differ materially from the Regulation S-X compliant unaudited pro forma financial statements to be included in DHC's proxy statement / prospectus in connection with the Potential Business Combination (when available). 5 © 2023 Brand Engagement Network, Inc. Used with permission.

Disclaimers (cont’d) Financial Information and Additional Information in Connection with SEC Filings (cont’d) In addition, all historical financial information included herein is preliminary and subject to change pending finalization of the PCAOB audits of BEN for the years ended December 31, 2022 and 2021 in accordance with PCAOB auditing standards. Accordingly, all such information and data may not be included in, may be adjusted in or may be presented differently in, any Registration Statement to be filed with the SEC. The Registration Statement will include substantial additional information about BEN and DHC not contained in this Presentation. Once filed, the information in the Registration Statement will update and supersede the information presented in this Presentation. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE POTENTIAL BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. 6 © 2023 Brand Engagement Network, Inc. Used with permission.

Risk Factor Summary All references to “BEN,” the “Company,” “we,” “us” or “our” refer to the business of Brand Engagement Network, Inc. The risks presented below are certain of the general risks related to the business of the Company, and such list is not exhaustive. The list below has been prepared solely for purposes of the proposed private placement transaction, and solely for potential private placement investors, and not for any other purpose. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. You should carefully consider these risks and uncertainties, and should carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. Risks relating to the business of the Company will be disclosed in future documents filed or furnished by the Company and DHC Acquisition Cor. (“DHC”) with the United States Securities and Exchange Commission (“SEC”), including the documents filed or furnished in connection with the proposed transactions between the Company and DHC. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of the Company and DHC and the proposed transactions between the Company and DHC, and may differ significantly from, and be more extensive than, those presented below. Risks Related to our Business and Industry • We have a limited operating history, which makes it difficult to evaluate our prospects and future results of operations. • We have a history of losses and may not be able to achieve profitability on a consistent basis or at all. • Our results of operations and key financial and operational metrics are likely to fluctuate significantly on a quarterly basis in future periods and may not fully reflect the underlying performance of our business, which makes our future results difficult to predict and could cause our results of operations to fall below expectations. • Our business depends on our existing customers purchasing additional subscriptions and products from us and renewing their subscriptions. If our customers do not renew or expand their subscriptions with us, our future operating results would be harmed. • Our revenue growth depends in part on the success of our strategic relationships with third parties, including channel partners, and if we are unable to establish and maintain successful relationships with them, our business, operating results, and financial condition could be adversely affected. • Our ability to sell our software and services to customers is dependent on the quality of our offerings, and our failure to maintain the quality of our offerings could have a material adverse effect on our sales and results of operations. 7 © 2023 Brand Engagement Network, Inc. Used with permission.

Risk Factor Summary (cont’d) Risks Related to our Business and Industry cont. • Information technology spending, sales cycles, and other factors affecting the demand for our offerings and our results of operations may be negatively impacted by current macroeconomic conditions, including declining rates of economic growth, supply chain disruptions, inflationary pressures and increased interest rates. • We rely upon third-party providers of cloud-based infrastructure to host our products. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations. • Downturns or upturns in our sales may not be immediately reflected in our financial position and results of operations. • We face intense and growing competition for our products and services, and we may lack sufficient financial or other resources to maintain or improve our competitive positions. • Our sales cycles can be long and unpredictable, particularly with respect to large subscriptions, and our sales efforts require considerable time and expense. • We may not be able to effectively develop and expand our sales, marketing and customer support capabilities. • We are subject to significant customer concentration risk. • If we are not able to grow, maintain and enhance our brand and reputation, our relationships with our customers, partners, and employees may be harmed, and our business and results of operations may be adversely affected. • If we are unable to achieve and sustain a level of liquidity sufficient to support our operations and fulfill our obligations, our business, operating results and financial position could be adversely affected. 8 © 2023 Brand Engagement Network, Inc. Used with permission.

Risk Factor Summary (cont’d) Risks Related to our Business and Industry cont. • We may need additional capital, and we cannot be certain that additional financing will be available on favorable terms, or at all. • Changes in our subscription or pricing models could adversely affect our operating results. • A real or perceived defect, security vulnerability, error, or performance failure in our software could cause us to lose revenue, damage our reputation, and expose us to liability. • We could incur substantial costs as a result of any claim of infringement, misappropriation or violation of another party’s intellectual property rights. • Unauthorized use of our proprietary technology and intellectual property could adversely affect our business and results of operations. • We may not be able to secure sufficient patent protection to adequately protect our technology and a number of our patent applications are at a very early stage; thus, there is no assurance that any of these early-stage patent applications will lead to an issued patent. • We may be subject to claims of infringement, misappropriation or violation of another party's intellectual property rights, which not only could lead to substantial costs but could require us to redesign or even discontinue use of certain or all aspects of our technology or operations. Risks Related to DHC’s Securities • If the benefits of the potential business combination do not meet the expectations of investors or securities analysts, the market price of DHC’s securities may decline, either before or after the closing of the Potential Business Combination. • An active trading market for DHC’s Class A ordinary shares may not be available on a consistent basis to provide stockholders with adequate liquidity. The stock price may be extremely volatile, and stockholders could lose a significant part of their investment. • DHC Class A ordinary shares may fail to meet the continued listing standards of the Nasdaq Capital Market (“Nasdaq”), and additional shares may not be approved for listing on Nasdaq. 9 © 2023 Brand Engagement Network, Inc. Used with permission.

Risk Factor Summary (cont’d) Risks Related to DHC and the Business Combination • DHC’s officers and directors presently have, and any of them in the future may have, additional, fiduciary or contractual obligations to other entities, including another blank check company, and, accordingly, may have conflicts of interest in approving the potential business combination. • If you hold public warrants of DHC, DHC may, in accordance with their terms, redeem your unexpired DHC warrants prior to their exercise at a time that is disadvantageous to you. • If DHC seeks shareholder approval of the potential business combination with BEN, its sponsor and members of its management team have agreed to vote in favor of such business combination, regardless of how its public shareholders vote. • If DHC seeks shareholder approval of the potential business combination with BEN, DHC’s founders, directors, officers, advisors and their affiliates may elect to purchase DHC Class A ordinary shares or DHC warrants from public shareholders, which may influence the vote on such business combination and reduce the public “float” of DHC’s Class A ordinary shares. • DHC does not have a specified maximum redemption threshold. The absence of such a redemption threshold and the potential for DHC’s public shareholders to exercise redemption rights with respect to a large number of outstanding DHC Class A ordinary shares may make it impossible for DHC to complete the potential business combination. • DHC does not have a specified maximum redemption threshold. In the event the aggregate cash consideration DHC would be required to pay for all Class A ordinary shares that are validly submitted for redemption exceeds the aggregate amount of cash available to DHC, the combined company may not have sufficient cash to grow as currently contemplated. • The Potential Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. • The SEC is considering new rules which would impose a variety of new requirements on special purpose acquisition companies, such as DHC, which may adversely affect the potential business combination, including our ability to complete the potential business combination. Risks Related to Acquisitions and Pro Forma Financial Information • Any acquisition, partnership or joint venture we make or enter into could disrupt our business and harm our financial condition. • Our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects. • The unaudited pro forma financial information included herein is presented for illustrative purposes only and may not be indicative of our combined financial condition or results of operations after giving effect to our pro forma transactions. 10 © 2023 Brand Engagement Network, Inc. Used with permission.

Today's Presenters

ben.

DHC Acquisition Corp

Michael Zacharski

GLOBAL CEO

- Seasoned CEO with 15+ years of experience in the tech industry
- Expertise driving growth, optimizing operations and leading product / solution initiatives
- Has held various long-term C-suite roles

Paul Chang

GLOBAL PRESIDENT

- 25+ years of experience launching new technologies including 18-year tenure at IBM
- Led the expansion of various AI, Blockchain, Analytics and IoT solutions into new global markets
- Maintains key industry relationships and expertise across Life Science, Industrial, and Retail sectors

Chris Gaertner

CO-CEO & CFO

- 25+ years of experience in underwriting and M&A
- Lead advisor on over 100 equity M&A transactions
- Led IPOs for companies such as Google and OpenTable

© 2023 Brand Engagement Network, Inc. Used with permission.

11

Today’s Presenters Michael Zacharski Paul Chang Chris Gaertner GLOBAL CEO GLOBAL PRESIDENT CO-CEO & CFO • Seasoned CEO with 15+ years of • 25+ years of experience launching new • 25+ years of experience in underwriting experience in the tech industry technologies including 18-year tenure and M&A at IBM • Expertise driving growth, optimizing • Lead advisor on over 100 equity M&A operations and leading product / • Led the expansion of various AI, transactions solution initiatives Blockchain, Analytics and IoT solutions • Led IPOs for companies such as Google into new global markets • Has held various long-term C-suite and OpenTable roles• Maintains key industry relationships and expertise across Life Science, Industrial, and Retail sectors 11 © 2023 Brand Engagement Network, Inc. Used with permission.

BEN is Focused on Delivering Personalized Customer Engagement by Harnessing the Power and Scalability of AI

BEN's Human-Like AI Response Generation Engine
Consumers
Human-Like Response Generation
ben
Voice/Audio, Computer Vision, Text
Client-approved training and real-time data

© 2023 Brand Engagement Network, Inc. Used with permission.

BEN’s Human-Like AI Response Generation Engine BEN is Focused on Delivering Consumers Personalized Customer Human-Like Voice/Audio, Response Computer Engagement by Generation Vision, Text Harnessing the Power and Scalability of AI Client-approved training and real- time data © 2023 Brand Engagement Network, Inc. Used with permission.

BEN at-a-Glance

A Developing AI Platform

2018: Started US-based operations

Began generative AI (Gen AI) development

2019: Launched Generative AI Lab

Acquired U.S. patents on user sensor-data

2020: Released AI/3D avatar prototype

2023: Acquired 3 Korean and two US counterpart patent applications on AI with 2021 priority date.

Acquired 11 additional Korean patents on sound and image processing with 2011 priority date

Multi-year collaboration agreement with Korea University

Tech Driven

16+
AI Modules

5
Years working with Generative AI

Patent Portfolio

21
Active Patents

19
Patents Pending

Client Centric Strategy

Team experienced in Automotive, Healthcare and Banking industries

Deployable across multiple device types and engagements modes, on the Web (Desktop/Mobile/App), Phone (voice/text), and installed in the physical world

© 2023 Brand Engagement Network, Inc. Used with permission.

13

BEN at-a-Glance A Developing AI Platform Tech Driven Patent Portfolio Client Centric Strategy 2018: Started US-based operations Targeting client service businesses with a need for increased efficiencies Began generative AI (Gen AI) 16+ 21 and enhanced customer experience development AI Active 2019: Launched Generative AI Lab Modules Patents Team experienced in Automotive, Acquired U.S. patents on user sensor-data Healthcare and Banking industries 2020: Released AI/3D avatar prototype 2023: Acquired 3 Korean and two US Deployable across multiple device counterpart patent applications on AI with 5 19 types and engagements modes, on 2021 priority date. Years the Web (Desktop/Mobile/App), Patents working with Acquired 11 additional Korean patents on Phone (voice/text), and installed in Generative Pending sound and image processing with 2011 AI the physical world priority date Filed 13 U.S. provisional patent applications on AI perception and understanding Research agreement with Korea University with a team of 13 PhD students working on advanced AI models Multi-year collaboration agreement with Korea University 13 © 2023 Brand Engagement Network, Inc. Used with permission.

Transaction Summary

ILLUSTRATIVE KEY HIGHLIGHTS

ILLUSTRATIVE SOURCES & USES

Sources	$M	%
BEN Rollover Equity	250	82.5
Cash in Trust	49	15.3
PIPE[1]	7	2.1
Total Sources	**$305**	**100%**

Uses	$M	%
Equity to BEN	250	82.5
Cash to Balance Sheet	40	12.5
Transaction Expenses	15	5.0
Total Uses	**305**	**100%**

ILLUSTRATIVE PRO FORMA VALUATION

Pro Forma Capitalization	
PF Shares Outstanding (M)	39.8
Share Price at Merger ($)	$10.0
Pro Forma Equity Value ($M)	**$398**
(+) Existing Debt ($M)	$0
(-) Pro Forma Cash ($M)	$(40)
Pro Forma Enterprise Value ($M)	**$358**

ILLUSTRATIVE POST-TRANSACTION ECONOMIC OWNERSHIP

4.4%
19.4%
1.6%
11.7%
62.8%

- BEN Shareholders – 25.0M Shares
- SPAC Investors – 4.7M Shares
- Sponsor Shareholders – 7.7M Shares
- PIPE Shareholders[1] – 0.7M Shares
- Commercial Partner[2] – 1.8M Shares

© 2023 Brand Engagement Network, Inc. Used with permission.

14

Transaction Summary ILLUSTRATIVE KEY HIGHLIGHTS ILLUSTRATIVE SOURCES & USES • Pre-money equity value of BEN of $250M Sources $M % BEN Rollover Equity 250 82.5 • Pro-forma equity value of the combined company of $398M Cash in Trust 49 15.3 1 PIPE 7 2.1 • $358M enterprise value of the combined company to market Total Sources $305 100% • $40M of cash held on the pro-forma balance sheet, assuming 0% Uses $M % redemptions Equity to BEN 250 82.5 Cash to Balance Sheet 40 12.5 • BEN shareholders rolling 100% of their equity, will own ~63% of the Transaction Expenses 15 5.0 combined company Total Uses 305 100% ILLUSTRATIVE PRO FORMA VALUATION ILLUSTRATIVE POST-TRANSACTION ECONOMIC OWNERSHIP Pro Forma Capitalization BEN Shareholders – 25.0M Shares 4.4% PF Shares Outstanding (M) 39.8 19.4% SPAC Investors – 4.7M Shares Share Price at Merger ($) $10.0 1.6% Sponsor Shareholders – 7.7M Shares Pro Forma Equity Value ($M) $398 11.7% 62.8% (+) Existing Debt ($M) $0 1 PIPE Shareholders – 0.7M Shares (-) Pro Forma Cash ($M) $(40) 2 Commercial Partner – 1.8M Shares Pro Forma Enterprise Value ($M) $358 Note: 39.8M pro forma shares outstanding at $10.00 per common share / Pro forma ownership excludes impact of SPAC warrants / Assumes 0% redemption from cash in trust. Excludes interest earned in the trust. SPAC cash amount subject to change depending on the actual redemption levels and interest earned in the trust / 7.74M sponsor promote shares including any transfers from extension / Excludes dilutive impact of BEN unvested options 1. Assumes a PIPE of $6.5M which has been committed by AFG 14 2. 1.75M shares will be owned by AFG at close © 2023 Brand Engagement Network, Inc. Used with permission.

Modern Problems Require Modern Solutions DRIVES CUSTOMIZABLE SECURE PERSONALIZED ENGAGEMENT SCALABLE Problem: Enterprises lack a proven, customizable tool that can deliver the exciting benefits of personalized AI-driven customer service that increases brand engagement Solution: BEN offers a scalable, customizable human-like AI platform that can increase customer engagement while delivering a safe, secure, consistent, and effective message Note: Legacy solutions include customer service & engagement software solutions 15 © 2023 Brand Engagement Network, Inc. Used with permission. Legacy Solutions

Key Investment Highlights 1 High demand for conversational AI technology with superior user experience growing to approximately $30Bn by 2028 1 Enterprises can leverage AI solutions that optimize costs, maintain compliance, and seamlessly ingest data / 2 educational modules for deployment in resource constrained end-markets BEN’s unique customizable human-like AI and AI Avatars combine private and public LLM capabilities to deliver a 3 differentiated interface that has the potential to drive superior user engagement and utility through personalized responses Strong technology position supported by years of experience developing AI solutions and an IP portfolio spanning 4 conversational AI, sensory-data, and data security features Positioned for sustained growth via a vertical-focused customer acquisition strategy with additional upside in potential 5 future expansion through strategic acquisitions 6 Experienced management team with track record of commercially scaling disruptive technologies 1. Markets and Markets Report on Conversational AI 16 © 2023 Brand Engagement Network, Inc. Used with permission.

Massive Market Opportunity

Target Markets

Banking
Auto
Healthcare
Retail
22.6% CAGR[1]
~$30B
~$10B
2023
2028
Contact Centers
Hospitality
IoT
Enterprise

91%

Of customers are more likely to shop with brands that offer personalized experiences[2]

~$85B

Annual US Spending on Healthcare related Customer and Patient Services[3]

~$447B

In potential cost savings for Financial Institutions generated from leveraging AI applications[4]

94%

Of large companies expect to use voice AI in two years[5]

© 2023 Brand Engagement Network, Inc. Used with permission.

17

Massive Market Opportunity Target Markets Banking Auto 91% ~$85B Healthcare Retail 1 Of customers are more likely to Annual US Spending on Healthcare 22.6% CAGR 3 shop with brands that offer related Customer and Patient Services 2 ~$30B personalized experiences ~$10B 2023 2028 Contact Hospitality Centers Enterprise IoT ~$447B 94% In potential cost savings for Of large companies expect to use 5 Financial Institutions generated voice AI in two years 4 from leveraging AI applications 1. Markets and Markets Report on Conversational AI 2. Accenture - Personalized Pulse Check 3. McKinsey Healthcare Report 4. Insider Intelligence – Artificial Intelligence in Financial Services 2023 17 5. Study by Pindrop Security as of May 2018 © 2023 Brand Engagement Network, Inc. Used with permission.

Essential Capabilities in Enterprise-Grade AI Solutions

A Commercial-Ready Conversational AI Solution Includes…

Enterprise Regulatory & Compliance Requirements

Accuracy & Performance
- Fosters Engagement Through Personalized Interactions While Collecting Feedback
- Handles Large Quantities of Inquiries Simultaneously

Product/Avatar Capability Requirements

Understanding
- Leading Natural Language Processing
- Has Short and Long-term Memory and Problem-Solving Capabilities

Response
- Human-like Response Generation
- Speaks & Generates Expressions, Gestures, and Emotions

Perceptivity
- Sees & Hears
- Leverages Computer Vision & Acoustic Recognition

…Proven to Drive Higher Engagement Across Client Base

4/5
Users who expressed an opinion prefer an Avatar over simple text[1]

2/3
Users who expressed an opinion prefer hearing the Avatar speak[1]

79%
Of healthcare professionals preferred interacting with AI chat compared to live chats with Doctors[2]

45%
Of patients felt AI responses were more empathetic than Doctor responses[2]

© 2023 Brand Engagement Network, Inc. Used with permission.

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Essential Capabilities in Enterprise-Grade AI Solutions A Commercial-Ready Conversational AI Solution Includes… Enterprise Regulatory & Compliance Requirements Product/Avatar Capability Requirements Security Understanding • Trained on Client-Approved and Provided Data Sets, Prevents Data Leakage• Leading Natural Language Processing • Manages Customer Identity Resolution - Ensures it is the Verified Person/Customer• Has Short and Long-term Memory and Problem-Solving Capabilities Accuracy & Performance Response • Fosters Engagement Through Personalized Interactions While Collecting Feedback • Human-like Response Generation • Handles Large Quantities of Inquiries Simultaneously • Speaks & Generates Expressions, Gestures, and Emotions Compliance Perceptivity • Adheres to Global Data Privacy Regulations (HIPPA, GDPR, CCPA and others) • Sees & Hears • Follows Internal Client Data Management & Privacy Protocols • Leverages Computer Vision & Acoustic Recognition …Proven to Drive Higher Engagement Across Client Base 4/5 2/3 79% 45% Users who expressed an Users who expressed an Of healthcare professionals preferred Of patients felt AI responses opinion prefer an Avatar over opinion prefer hearing the interacting with AI chat compared to live were more empathetic than 1 1 2 2 simple text Avatar speak chats with Doctors Doctor responses 1. Statistics derived from a survey of 6,899 people in which, out of 3,328 respondents, 1,962 expressed an opinion regarding the use of a speaking avatar 18 2. UC San Diego Research © 2023 Brand Engagement Network, Inc. Used with permission.

AI Solution Ecosystem

Enterprise
ben.
Ironclad
AlphaSense
ANDURIL
glean
Contentsquare
TEMPUS
Synthesia
dbt Labs
Hugging Face
ANTHROPIC
OpenAI
PolyAI
UNEEQ
Vertical
Horizontal
cohere
SANDBOXAQ
Inflection
GENIE AI
soul machines
character.ai
ANTHROPIC
ADEPT
Consumer

Market Insights

© 2023 Brand Engagement Network, Inc. Used with permission.

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AI Solution Ecosystem BEN provides a human-like interface and a safe environment through multi-model communication, delivering scaled solutions for industries impacted by labor and cost burdens and a desire to increase engagement with their customers Enterprise Market Insights ⚫ Large Language Models (LLMs) being developed by OpenAI, GitHub and Microsoft currently leverage public and private data sets ⚫ Commoditization of existing LLMs leads Horizontal Vertical to a lack of differentiation and a gap between customer needs and solutions in the marketplace ⚫ Enterprise use cases should be private and trained on controlled data sets to protect businesses from open internet risk factors Consumer Note: Includes privately-held businesses with $50M or more in capital raised to date (PitchBook data as of 8/8/2023) 19 © 2023 Brand Engagement Network, Inc. Used with permission.

BEN Products Currently available Multimodal Conversational AI & AI Avatars: Fully customizable “Human-like” AI & AI Avatars Advantages ✓ Full private/public LLM and/or RAG Apps and Web, Voice/Call Centers, Real World/Kiosks functionality: hear, see, speak, motion (Native Apps and SDK Integrations, Human-Like AI and AI Avatars ) and think ✓ Secure sources of data and training - transactional data & customer-specific data ✓ Analyze conversations/data in real-time ‒ with transcriptions ✓ Ability to converse in LLM while providing “rules-based” responses ✓ Stand-alone deployment for high security ‒ on-prem, offline, kiosks Mobile ✓ Cloud deployment for fast and easy adoption - option for additional security integrations Desktop/Laptop ✓ Consumers prefer engaging with animated Avatars vs. Photo-realistic Avatars Kiosk RAG is defined as Retrieval Augmented Generation 20 © 2023 Brand Engagement Network, Inc. Used with permission.

Comprehensive and Feature Rich AI Platform

Typical Conversational AI Modules
Speaker Detector
ASR
Multi-Modal NLU
Multi-Modal NLG
TTS
Voice Conversion
Perception
Understanding
Response
ben. AI Modules Currently Deployed and In Development
Emotion Analysis
Multi-Speaker Awareness
Denoiser
Object Analysis
Auditory Scene Awareness
Gesture Recognizer
Visual Scene Awareness
Auditory Scene Awareness
Environment Adaption
Speaker Detector
ASR
Knowledge Extractor
Knowledge Database
Persona Manager
Multi-Modal NLU
Multi-Modal NLG
Cartoon Styler
Gesture Generator
3D Model Generator
Facial Motion Generator
Lip Sync Generator
TTS
Voice Conversion
Perception
Understanding
Response

© 2023 Brand Engagement Network, Inc. Used with permission.

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Comprehensive and Feature Rich AI Platform We believe BEN’s AI Modules have advanced capabilities compared to legacy conversational solutions: Human-like AI responses built on modern technology and supported by a strong pipeline of innovative future developments Typical Conversational AI Modules AI Modules Currently Deployed and In Development Emotion Analysis Multi-Speaker Denoiser Awareness Cartoon Styler Auditory Scene Object Analysis Awareness Knowledge Gesture 3D Model Gesture Visual Scene Extractor Generator Generator Recognizer Awareness Knowledge Facial Motion Lip Sync Persona Manager Database Generator Generator Auditory Scene Environment Awareness Adaption Speaker Detector ASR Multi-Modal NLU Multi-Modal NLG TTS Voice Conversion Speaker Detector ASR Multi-Modal NLU Multi-Modal NLG TTS Voice Conversion Perception Understanding Response Perception Understanding Response 21 © 2023 Brand Engagement Network, Inc. Used with permission.

Safe, Human-Like Interaction with AI Technologies

Voice/Audio, Computer Vision, Text
Input
Consumers
Human-Like Response Generation
Response
Secure, Private & Safe Prompt Design
Perception & Understanding
ben.
Human-Like Response Generation
Prompt
Raw Response
Processing (LLMs, Data)
Client-approved and validated data sets for training and personalized response creation

*Provides **safe and appropriate** responses to the consumer*

© 2023 Brand Engagement Network, Inc. Used with permission.

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Safe, Human-Like Interaction with AI Technologies Secure, Private & Safe Prompt Design Voice/Audio, Perception & Input Computer Understanding Prompt Vision, Text Processing ( LLMs, Data) Raw Response Consumers Client-approved and validated data Human-Like sets for training and personalized Human-Like Response response creation Response Response Generation Generation Provides safe and appropriate responses to the consumer 22 © 2023 Brand Engagement Network, Inc. Used with permission.

Go-to-Market & Tiered Pricing Strategy

Vertical Focused

Healthcare
Auto
Financial Services
Current Target Verticals
Future Target Verticals
Retail
IOT
Enterprises
Contact Centers
Hospitality

Illustrative Offering Tiers

Community Cloud	Private Cloud	Citadel
Lowest Price Point with Shared Infrastructure and Simple Customization	Customized Solution with Proprietary Cloud Infrastructure & Technology	Full Ring-Fenced Custom Enterprise Solution
Built for large and small clients with data privacy requirements that service large customer bases	Built for small enterprises with data privacy requirements that service large customer bases	Built for large enterprises with high concurrency and strict data security
Integration & Customization $0	Integration & Customization $250,000	Integration & Customization $500,000
Target ARR $120,000	Target ARR $480,000	Target ARR $1,200,000

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© 2023 Brand Engagement Network, Inc. Used with permission.

Go-to-Market & Tiered Pricing Strategy Vertical Focused Illustrative Offering Tiers Healthcare Community Cloud Citadel Private Cloud Auto Financial Lowest Price Point with Customized Solution with Full Ring-Fenced Custom Services Shared Infrastructure and Proprietary Cloud Enterprise Solution Simple Customization Infrastructure & Technology Current Target Verticals Built for small enterprises Built for large and small Built for large enterprises with data privacy clients with data privacy with high concurrency requirements that service requirements that service and strict data security large customer bases large customer bases Integration & Customization Integration & Customization Integration & Customization Future Target Verticals $250,000 $500,000 $0 Retail IOT Target ARR Target ARR Target ARR $120,000 $480,000 $1,200,000 Contact Enterprises Centers Hospitality Note: Custom system design and level of data complexity and security are subject to additional charges and fees. ARR is estimated based on utility and concurrency, overage fees apply. ARR is calculated by multiplying the estimated monthly recurring revenue figure by 12 23 © 2023 Brand Engagement Network, Inc. Used with permission.

Auto

~450K+ Organizations

- ~280K Service Centers[1]
- ~151K Used Car Dealers[1]
- ~18K New Car Dealers[1]
- ~500+ Insurance Providers[2]

Healthcare

~145K+ Organizations

- ~48K Outpatient Care[3]
- ~11K Urgent Care[3]
- ~18K Physician Group Locations[3]
- ~6K Hospital[4]
- ~65K Dentist Offices[5]

Financial Services

~227K+ Organizations

- ~12K FDIC / Non-FDIC Insured Banks[6]
- ~195K Credit Intermediaries[7]
- ~16K Asset & Wealth Managers[8]
- ~4.5K Insurance[9]

Potential Community Cloud Opportunities

Potential Private Cloud Opportunities

Potential Citadel Opportunities

© 2023 Brand Engagement Network, Inc. Used with permission.

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Select Verticals Illustrate Potential Mid- and Long-Term US Opportunity Risk Factors Management believes BEN has an opportunity for sustained growth and margin expansion over the mid-to-long-term Auto Healthcare Financial Services ~450K+ ~145K+ ~227K+ Organizations Organizations Organizations ~195K ~280K ~48K ~12K ~151K ~11K FDIC / Non-FDIC 7 1 1 3 3 Credit Intermediaries Service Centers Used Car Dealers Outpatient Care Urgent Care 6 Insured Banks ~500+ ~16K ~4.5K ~6K ~18K ~18K Asset & Wealth Physician Group 2 4 9 1 Insurance New Car Dealers Insurance Providers Hospital 8 3 Managers Locations ~65K 5 Dentist Offices 1. IBISWorld Automotive Industry Research 2. Zebra Research 3. Definitive Healthcare 4. American Hospital Association 5. Projection Hub / IRS Data 6. Plaid Research / FDIC Data (2018) Potential Community Potential Private Cloud Potential Citadel 7. US Bureau of Labor Statistics: Finance & Insurance (2022) 8. Registered Investment Advisor Database Cloud Opportunities Opportunities Opportunities 9. Gitnux Market Data. IBIS World: Property, Casualty and Direct Insurance in the US. Refers to non-auto insurance providers 24 © 2023 Brand Engagement Network, Inc. Used with permission.

CareGard / AFG Partnership Delivering Value to a Tech-Enabled Dealership Services and Third-Party Administration Company Client’s Situation ⚫ Legacy Third-party Administration Company servicing automotive manufacturers and dealerships while leveraging a software platform to process transactions with real-time data integrated across dealer management systems and third-party vendors to drive sales and service with business intelligence. ⚫ Understanding the challenges of maintaining margins amidst increasing cost of human capital and rising numbers of service requests, CareGard is looking for an efficient solution that optimizes operations and boosts profits. AI-Driven, Digital-First Dealership & Service Solution Goals: P BEN AUTO improves brand loyalty & experience BEN’s Solution P Enhances consumer/dealer interactions 24/7 P CareGard will leverage BEN’s AUTO AI Avatars & large language models to P Improves personnel productivity and knowledge ensure customers receive unparalleled service and support along the P Optimizes sales/finance and fixed operations customer’s entire lifecycle management journey. P Avatar-driven consumer interactions P By integrating TPA platform data and all dealer data sources into BEN AI P Personalized dealer / customer engagements Avatars, CareGard can provide customized, data-driven servicing to end P Improves risk exposure and claims management customers and dealership staff. P Efficient end-to-end consumer lifecycle management P We are proud to have agreed to a 5-year exclusive deal and commit to enhancing the automotive consumer experience alongside CareGard. 25 © 2023 Brand Engagement Network, Inc. Used with permission.

Experienced Team

Leadership Team

Mike Zacharski
Global CEO

- Seasoned CEO with 15+ years of experience in the tech industry
- Expertise driving growth, optimizing operations and leading product / solution initiatives
- Has held various long-term C-suite roles

Paul Chang
Global President

- 25+ years of experience launching new technologies including 18-year tenure at IBM
- Led the expansion of various AI, Blockchain, Analytics and IoT solutions into new global markets
- Maintains key industry relationships and expertise across Life Science, Industrial, and Retail sectors

Operational Team

Hanseok Ko, Ph.D
Co-CTO & Co-Founder
Lead AI Researcher

Patrick Nunally, Ph.D
Co-CTO &
Chief Scientist Co-Founder

Rick Howard
Advisor & Chief Data Officer

Tyler Luck
Chief Product Officer & Co-Founder

Ramana Pinnam
SVP Engineering

Ruy Carrasco, MD
Advisor & Chief Medical Informatics Officer

Michael Lucas
Advisor & Co-Founder

Management to add more incremental diverse independent members

Past Experience Across Leadership and Board

iab. TECH LAB | PRESBYTERIAN | apervita | Nielsen | IBM | Ascension Technologies | TradeMOTION | pediatrix

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© 2023 Brand Engagement Network, Inc. Used with permission.

Experienced Team Leadership Team Operational Team Hanseok Ko, Ph.D Patrick Nunally, Ph.D Co-CTO & Co-Founder Co-CTO & Paul Chang Mike Zacharski Lead AI Researcher Chief Scientist Co-Founder Global President Global CEO Tyler Luck Rick Howard • 25+ years of experience launching Chief Product Officer • Seasoned CEO with 15+ years of Advisor & Chief Data new technologies including 18-year & Co-Founder experience in the tech industry Officer tenure at IBM • Expertise driving growth, optimizing • Led the expansion of various AI, operations and leading product / Ramana Pinnam Ruy Carrasco, MD Blockchain, Analytics and IoT solution initiatives SVP Engineering solutions into new global markets Advisor & Chief Medical • Has held various long-term C-suite Informatics Officer • Maintains key industry relationships roles and expertise across Life Science, Industrial, and Retail sectors Management to add more Michael Lucas incremental diverse Advisor & Co-Founder independent members Past Experience Across Leadership and Board 26 © 2023 Brand Engagement Network, Inc. Used with permission.

Multiple Levers for Continued Growth

NEW CUSTOMER ACQUISITION LEVERAGING DIRECT AND CHANNEL SALES STRATEGY
LAND & EXPAND
ADDITIONAL COLLABORATIONS WITH LEADING UNIVERSITIES
PRODUCT EXPANSION AND EMBEDDED SOLUTIONS ADOPTION
NEW VERTICALS EXPANSION
STRATEGIC M&A

© 2023 Brand Engagement Network, Inc. Used with permission.

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Multiple Levers for Continued Growth NEW VERTICALS EXPANSION ADDITIONAL COLLABORATIONS WITH LEADING UNIVERSITIES NEW CUSTOMER ACQUISITION LEVERAGING DIRECT AND CHANNEL SALES STRATEGY STRATEGIC M&A PRODUCT EXPANSION AND EMBEDDED SOLUTIONS ADOPTION LAND & EXPAND 27 © 2023 Brand Engagement Network, Inc. Used with permission.

Comparable Companies Analysis

Value Drivers

- Nascent but rapidly growing opportunity in conversational AI[1]
- BEN is an established company with an expanding patent portfolio
- Differentiated approach to monetization with strong commercial appeal in multiple attractive verticals

Comparables Selection

Valuation Methodologies

AI / DATA DRIVEN / BPM SOFTWARE

Datadog, elastic, UiPath, C3.ai, dynatrace, BigBear.ai, Veritone, SoundHound, Palantir, snowflake, MongoDB

AI INFRASTRUCTURE & HARDWARE

Ambarella, Equinix, NVIDIA

MEGA CAP PLATFORMS

Google, Microsoft, amazon, Meta, ORACLE, salesforce

PRIVATE AI COMPANIES

OpenAI, TEMPUS, ANDURIL, ANTHROPIC, cohere, character.ai, SANDBOXAQ, Inflection, dbt Labs, Hugging Face, ADEPT, Contentsquare

1. Markets and Markets Report on Conversational AI

© 2023 Brand Engagement Network, Inc. Used with permission.

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Comparable Companies Analysis AI / DATA DRIVEN / BPM SOFTWARE AI INFRASTRUCTURE & HARDWARE • Nascent but rapidly growing opportunity in 1 conversational AI • BEN is an established company with an expanding Value Drivers patent portfolio • Differentiated approach to monetization with strong commercial appeal in multiple attractive verticals • Investors will likely need to look at multiple categories to triangulate around value • AI and data-driven tech platforms enabling task management and/or help desk applications will likely be most instructive Comparables • However, investors may also consider Infrastructure & Selection Hardware players that enable AI technologies as well as large tech names that are infusing AI to enhance MEGA CAP PLATFORMS PRIVATE AI COMPANIES their broader platform value propositions • Private market comparables may also be instructive, although performance metrics are generally limited • Investors will likely focus on forward revenue and gross profit multiples to account for growth, disparate gross Valuation margin structures and maturing profitability profile Methodologies • Long term or normalized EBITDA may also be viewed as constructive 1. Markets and Markets Report on Conversational AI 28 © 2023 Brand Engagement Network, Inc. Used with permission.

Comparable Company Metrics & Private AI Funding

AI / DATA DRIVEN / BPM SOFTWARE: BigBear.ai, Datadog, Veritone, C3.ai, UiPath, elastic, SoundHound, snowflake, MongoDB, Palantir, dynatrace

AI INFRASTRUCTURE & HARDWARE: Ambarella, NVIDIA, Equinix

MEGA CAP PLATFORMS: Google, amazon, Microsoft, ORACLE, salesforce, Meta

PRIVATE AI COMPANIES	LATEST VALUATION ($BN)	LATEST FUNDING DATE
OpenAI	$28.0	Apr. 2023
TEMPUS	$10.3	OCT. 2023
ANDURIL	$8.5	DEC. 2022
Contentsquare	$5.7	JUL. 2022
ANTHROP\C	$5.0	MAY 2023
dbt Labs	$4.2	FEB. 2022
SANDBOXAQ	$4.0	MAR. 2022
Inflection	$4.0	JUN. 2023
Hugging Face	$4.0	JUL. 2023
cohere	$2.0	JUN. 2023
ADEPT	$1.0	FEB. 2023
character.ai	$1.0	JUN. 2023

© 2023 Brand Engagement Network, Inc. Used with permission.

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Comparable Company Metrics & Private AI Funding LATEST PRIVATE AI LATEST VALUATION FUNDING COMPANIES ($BN) AI / DATA DRIVEN / AI INFRASTRUCTURE & MEGA CAP DATE BPM SOFTWARE HARDWARE PLATFORMS $28.0 Apr. 2023 $10.3 OCT. 2023 DEC. 2022 $8.5 JUL. 2022 $5.7 MAY 2023 $5.0 2023E 2024E 2025E 2023E 2024E 2025E 2023E 2024E 2025E $4.2 FEB. 2022 Revenue Growth 19.0% 18.6% 23.4% 13.0% 8.9% 15.9% 10.9% 11.6% 11.2% $4.0 MAR. 2022 Gross Profit Margin 75.4% 76.5% 77.8% 64.9% 64.9% 65.6% 71.2% 70.9% 70.8% $4.0 JUN. 2023 EBITDA Margin 8.8% 10.1% 18.8% 45.0% 45.5% 46.3% 44.6% 45.8% 46.8% $4.0 JUL. 2023 EV / Revenue 14.3x 10.3x 8.4x 11.0x 10.1x 9.4x 6.1x 5.4x 4.9x JUN. 2023 $2.0 EV / Gross Profit 19.2x 13.2x 10.8x 17.0x 15.6x 14.3x 8.9x 8.0x 7.2x FEB. 2023 $1.0 EV / EBITDA 51.8x 35.0x 38.2x 32.9x 24.4x 21.9x 15.0x 13.5x 11.8x $1.0 JUN. 2023 29 Source: FactSet and PitchBook data as of 8/30/2023 © 2023 Brand Engagement Network, Inc. Used with permission.

ben™

© 2023 Brand Engagement Network, Inc. Used with permission.

© 2023 Brand Engagement Network, Inc. Used with permission.